KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

June 30, 2011 and 2010

KB Financial Group Inc. and Subsidiaries

Index

June 30, 2011 and 2010

Page(s)

Report on Review of Interim Financial Statements	1~2

Consolidated Financial Statements

Statements of Financial Position	3

Statements of Comprehensive Income	4~5

Statements of Changes in Shareholders’ equity	6

Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8~178

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”). These financial statements consist of consolidated statements of financial position of the Group as of June 30, 2011 and December 31, 2010, and the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2011 and 2010, and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 34, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 34, Interim Financial Reporting.

Emphasis of Matter

Without qualifying our opinion, as mentioned in Note 2, we draw attention to the fact that these consolidated financial statements are prepared in accordance with K-IFRS and the interpretations which are effective as of this report date. Therefore, there may be changes in the K-IFRS and related interpretations adopted in the preparation of these consolidated financial statements when Company prepares its first full K-IFRS financial statements.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

August 26, 2011

This report is effective as of August 26, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

June 30, 2011 and December 31, 2010

(in millions of Korean won)	Notes	June 30, 2011		December 31, 2010

Assets
Cash and due from financial institutions	4,6,7,37	(Won)	8,942,424	(Won)	6,844,663
Financial assets at fair value through profit and loss	4,6,12		4,814,072		3,998,478
Derivative financial assets	4,6,9		2,370,928		2,595,121
Loans	4,6,8,10,11,36		206,442,925		197,621,004
Financial investments	4,6,8,12		34,917,578		36,189,650
Investments accounted for using the equity method	13		797,619		723,411
Property and equipment	14		3,138,314		3,150,260
Investment property	14		74,958		52,921
Intangible assets	15		382,557		417,996
Deferred income tax assets	16,31		20,247		4,045
Assets held for sale	18		12,887		9,353
Other assets	4,6,17		9,869,394		7,148,030

Total assets		(Won)	271,783,903	(Won)	258,754,932

Liabilities
Financial liabilities at fair value through profit and loss	4,6	(Won)	1,722,489	(Won)	1,279,869
Deposits	4,6,19		185,038,835		179,877,061
Debts	4,6,20		14,281,942		11,744,389
Derivative financial liabilities	4,6,9		1,962,381		2,236,359
Debentures	4,6,21,39		28,498,344		29,107,316
Provisions	22		850,524		1,020,070
Other liabilities	4,6,23		17,543,720		13,510,722
Current income tax liabilities	31		427,628		29,641
Deferred income tax liabilities	16,31		266,640		283,575

Total liabilities			250,592,503		239,089,002

Equity
Capital stock			1,931,758		1,931,758
Capital surplus			15,990,997		15,990,278
Accumulated other comprehensive income	32		336,189		430,572
Retained earnings			4,154,610		2,620,888
Treasury shares			(1,999,102)		(2,476,809)

Equity attributable to equity holders of the parent entity	24		20,414,452		18,496,687
Non-controlling interests			776,948		1,169,243

Total equity			21,191,400		19,665,930

Total liabilities and equity		(Won)	271,783,903	(Won)	258,754,932

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-month and Six-month Periods Ended June 30, 2011 and 2010

(In millions of Korean won, except per share amounts)	Notes	2011				2010
		Three months		Six months		Three months		Six months

Interest income		(Won)	3,434,740	(Won)	6,686,863	(Won)	3,225,832	(Won)	6,542,958
Interest expense			(1,691,172)		(3,269,956)		(1,755,380)		(3,517,676)

Net interest income	5,25		1,743,568		3,416,907		1,470,452		3,025,282

Fee and commission income			657,967		1,454,651		618,730		1,193,242
Fee and commission expense			(243,623)		(457,357)		(172,368)		(327,812)

Net fee and commission income	5,26		414,344		997,294		446,362		865,430

Net gains(losses) on financial assets/liabilities at fair value through profit and loss	5,27		307,354		605,029		55,438		106,505

Net other operating income(expenses)	5,28		(1,193)		(264,830)		(259,325)		(229,063)

Provision for credit losses	5,11,17,22		(303,564)		(718,063)		(1,130,419)		(1,615,447)

Net operating income			2,160,509		4,036,337		582,508		2,152,707

Employee compensation and benefits	23,29		(484,699)		(895,585)		(407,415)		(887,778)
Depreciation and amortization	5,14,15		(79,643)		(153,005)		(78,912)		(155,270)
Other general and administrative expenses	30		(440,882)		(831,744)		(387,493)		(776,714)

Operating profit(loss)			1,155,285		2,156,003		(291,312)		332,945

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-month and Six-month Periods Ended June 30, 2011 and 2010

(In millions of Korean won, except per share amounts)	Notes	2011				2010
		Three months		Six months		Three months		Six months

Profit of associates accounted for using the equity method	5,13	(Won)	(3,020)	(Won)	1,044	(Won)	(4,987)	(Won)	14,467
Non-operating income			(66,660)		(54,935)		18,439		44,608

Profit(loss) before tax (benefit)	5		1,085,605		2,102,112		(277,860)		392,020
Income tax expense(benefit)	31		254,721		491,774		(79,802)		(43,079)

Profit(loss) for the period			830,884		1,610,338		(198,058)		435,099

Foreign currency translation difference			(4,691)		(10,242)		14,479		4,338
Valuation gains(losses) on financial investments			(203,334)		(62,405)		(109,231)		(56,018)
Equity in unrealized loss of associates accounted for using the equity method.			(16,923)		(21,659)		40,071		32,575

Other comprehensive income(loss) for the period, net of tax			(224,948)		(94,306)		(54,681)		(19,105)

Total comprehensive income(loss) for the period		(Won)	605,936	(Won)	1,516,032	(Won)	(252,739)	(Won)	415,994

Profit(loss) attributable to:
Equity holders of the parent entity		(Won)	817,335	(Won)	1,574,885	(Won)	(217,428)	(Won)	397,009
Non-controlling interests			13,549		35,453		19,370		38,090

		(Won)	830,884	(Won)	1,610,338	(Won)	(198,058)	(Won)	435,099

Total comprehensive income(loss) attributable to:
Equity holders of the parent entity		(Won)	590,765	(Won)	1,480,502	(Won)	(270,147)	(Won)	369,468
Non-controlling interests			15,171		35,530		17,408		46,526

		(Won)	605,936	(Won)	1,516,032	(Won)	(252,739)	(Won)	415,994

Earnings(loss) per share	33
Basic earnings(loss) per share		(Won)	2,326	(Won)	4,509	(Won)	(634)	(Won)	1,157
Diluted earnings(loss) per share			2,323		4,502		(634)		1,157

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Shareholders’ Equity

Six-month Periods Ended June 30, 2011 and 2010

	Equity attributable to equity holders of the parent company
(in millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury stock		Non-controlling interest		Total Equity

Balance at January 1, 2010	(Won)	1,931,758	(Won)	15,990,618	(Won)	350,941	(Won)	2,553,185	(Won)	(2,476,809)	(Won)	1,080,995	(Won)	19,430,688

Comprehensive income
Profit for the period		—		—		—		397,009		—		38,090		435,099
Gains(losses) on valuation of financial investments		—		—		(64,222)		—		—		8,204		(56,018)
Gains on valuation of investments accounted for using the equity method		—		—		32,575		—		—		—		32,575
Foreign currency translation differences		—		—		4,106		—		—		232		4,338

Total comprehensive income(loss)		—		—		(27,541)		397,009		—		46,526		415,994

Transactions with shareholders
Dividends		—		—		—		(78,897)		—		—		(78,897)
Hybrid bond interest(dividend)		—		—		—		—		—		(32,298)		(32,298)

Total transactions with shareholders		—		—		—		(78,897)		—		(32,298)		(111,195)

Balance at June 30, 2010	(Won)	1,931,758	(Won)	15,990,618	(Won)	323,400	(Won)	2,871,297	(Won)	(2,476,809)	(Won)	1,095,223	(Won)	19,735,487

Balance at January 1, 2011	(Won)	1,931,758	(Won)	15,990,278	(Won)	430,572	(Won)	2,620,888	(Won)	(2,476,809)	(Won)	1,169,243	(Won)	19,665,930

Comprehensive income
Profit for the period		—		—		—		1,574,885		—		35,453		1,610,338
Gains(losses) on valuation of financial investments		—		—		(62,895)		—		—		490		(62,405)
Gains(losses) on valuation of investments accounted for using the equity method		—		—		(21,659)		—		—		—		(21,659)
Foreign currency translation differences		—		—		(9,829)		—		—		(413)		(10,242)

Total comprehensive income(loss)		—		—		(94,383)		1,574,885		—		35,530		1,516,032

Transactions with shareholders
Dividends		—		—		—		(41,163)		—		—		(41,163)
Hybrid bond interest (dividend)		—		—		—		—		—		(27,825)		(27,825)
Disposal of hybrid bond		—		—		—		—		—		(400,000)		(400,000)
Disposal of treasury stock and others		—		719		—		—		477,707		—		478,426

Total transactions with shareholders		—		719		—		(41,163)		477,707		(427,825)		9,438

Balance at June 30, 2011	(Won)	1,931,758	(Won)	15,990,997	(Won)	336,189	(Won)	4,154,610	(Won)	(1,999,102)	(Won)	776,948	(Won)	21,191,400

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Six-month Periods Ended June 30, 2011 and 2010

(in millions of Korean won)	Note	2011		2010

Cash flows from operating activities
Profit for the period		(Won)	1,610,338	(Won)	435,099

Adjustment for non-cash items
Net gains(losses) on financial assets/liabilities at fair value through profit and loss			(323,472)		(270,595)
Gains(losses) on derivative financial investments for hedging purposes			2,082		(194,038)
Adjustment of fair value of derivative financial instruments			(42,794)		83,247
Provision for credit loss			718,063		1,615,447
Net gains on financial investments			(371,404)		(59,144)
Profit of associates accounted for using the equity method			(1,044)		(14,467)
Depreciation and amortization			153,069		155,337
Other net losses on property and equipment			1,158		618
Share-based payments(reversal)			(6,248)		(18,178)
Legal reserve appropriation			241,249		476,260
Changes in provision for accrued severance benefits			76,374		95,629
Net interest income			41,145		(9,164)
Gains(losses) on foreign currency translation			275,590		(34,590)
Other income(expenses)			13,386		186,721

			777,154		2,013,083

Changes in operating assets and liabilities
Financial asset at fair value through profit and loss			(822,896)		(2,232,949)
Derivative financial assets			232,112		74,195
Loans			(10,459,174)		(4,954,942)
Deferred income tax assets			(16,236)		124,829
Other assets			(4,641,730)		(5,314)
Financial liabilities at fair value through profit and loss			433,678		(163,069)
Deposits			5,431,793		7,255,250
Deferred income tax liabilities			30,720		(226,453)
Other liabilities			4,103,022		1,562,682

			(5,708,711)		1,434,229

Net cash generated from operating activities			(3,321,219)		3,882,411

Cash flows from investing activities
Decrease in financial investments			9,737,664		20,112,740
Increase in financial investments			(8,284,203)		(20,573,004)
Decrease in investments accounted for using the equity method			6,998		4,733
Increase in investments accounted for using the equity method			(101,809)		(214,379)
Disposal of property and equipment			114		1,130
Acquisition of property and equipment			(109,409)		(30,949)
Acquisition of intangible assets			(22,316)		(122,599)
Acquisition of subsidiaries, net of cash acquired			—		65,913
Others			786,915		77,473

Net cash provided by (used in) investing activities			2,013,954		(678,942)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			59,448		1,343
Increase in debts			2,944,479		221,950
Increase in debentures			4,418,106		4,179,199
Decrease in debentures			(4,833,031)		(7,076,798)
Disposal of treasury stock			478,706		—
Redemption of hybrid bond			(400,000)		—
Payment of dividends for hybrid bond			(27,898)		(32,298)
Payment of dividends			(41,163)		(78,897)
Others			39,305		(303,977)

Net cash provided by (used in) financing activities			2,637,952		(3,089,478)

Exchange gain(losses) on cash and cash equivalents			(43,574)		45,921

Net increase in cash and cash equivalents			1,287,113		159,912
Cash and cash equivalents at the beginning of the period			3,266,415		3,005,784

Cash and cash equivalents at the end of the period	37	(Won)	4,553,528	(Won)	3,165,696

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

1. The Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act in Korea. KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. On March, 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

The Parent Company is authorized to issue 1,000 million shares. The Parent Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008. The Parent Company’s paid in capital as of June 30, 2011 is (Won) 1,931,758 million.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group has first applied the International Financial Reporting Standards as adopted by Republic of Korea (“K- IFRS”). K-IFRS transition date (“transition date”) and adoption date from the accounting principles generally accepted in the Republic of Korea (“K-GAAP”) to K-IFRS were January 1, 2010 and January 1, 2011, respectively.

The reconciliation of the Group’s equities as of January 1, 2010, June 30, 2010 and December 31, 2010, and comprehensive income for the six-month ended June 30, 2010, and for the year ended December 31, 2010, reported in accordance with K-GAAP to those in accordance with K-IFRS is described in Note 44.

The interim consolidated financial statements as of and for the six-month period ended June 30, 2011, of the Group were prepared in accordance with K-IFRS No.1034. Also, the application of K-IFRS No.1101 is required for the interim consolidated financial statements as of and for the six-month period ended June 30, 2011, as a part of first-time adoption of K-IFRS as of December 31, 2011. These interim consolidated financial statements have been prepared in accordance with K-IFRS standards and interpretations issued and effective or issued and early adopted at the reporting date. Therefore, there may be changes in the K-IFRS standards and related interpretations adopted in the preparation of these consolidated financial statements when the Group prepares its first full K-IFRS financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

2.3 Functional and Presentation Currency

Items included in the financial statements of each of entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Korean won, which is the Group’s functional currency.

2.4 Significant Estimate and Judgment

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets/liabilities and income /expenses. The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

2.4.1 Sources of estimation uncertainty

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment are as follows:

Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Financial instruments, which are not actively traded in the market and with less transparent market price, will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model to internally developed valuation model that incorporates various types of assumptions and variables.

Provisions of credit losses (allowances for loan losses, provisions for guarantees, financial guarantee contracts and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, financial guarantee contracts and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using Projected Unit Credit Method. It is determined by actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate and others.

2.4.2 Critical judgments in applying the accounting policies

Critical judgments in applying the accounting policies that have significant impact on the amount recognized in the consolidated financial statements are as follows:

Impairment of available-for-sale equity investments

As described in the significant accounting policies in Note 3.6, ‘Impairment of financial assets’, when there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline”.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these interim consolidated financial statements after transition to K-IFRS are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

Subsidiaries

Subsidiaries are companies that are controlled by the Group, and control is the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group has established many special purpose entities (“SPE”s), without shareholder relationship either directly or indirectly, for the purpose of asset securitization transactions and structured debt issuance and others. Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPE and the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities.

Associates and joint ventures

Associates are all entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, the investment in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profits and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and the investee are recognized in the Group’s financial statements only to the extent of unrelated investors’ interests in the investee.

If associates and joint ventures use accounting policies other than those of the Group for like transactions and events under similar circumstances, adjustments are made to conform the associates and joint ventures’ accounting policies to those of the Group.

After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

A joint venture is a contractual arrangement whereby the Group and other venturers undertake an economic activity that is subject to joint control. As with associates, investments in jointly controlled entities are accounted for using the equity method of accounting and are initially recognized at cost.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Special purpose entities

The Group provides management services for trust assets, collective investment and others. These trusts and funds are not consolidated in the Group’s interim consolidated financial statements, except for trusts and funds over which the Group has control.

Intragroup transactions

Intragroup balances and transactions, including income, expenses and dividends, are eliminated in full. Profits and losses resulting from intragroup transactions that are recognized in assets are eliminated in full. Intragroup losses may indicate an impairment that requires recognition in the interim consolidated financial statements.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction to the foreign currency amount. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period.

Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss are recognized in profit or loss.

3.2.2 Foreign Operations

The results and financial position of all foreign operations, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses for statement of comprehensive income presented are translated at average exchange rates for the period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized.

On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attribute the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

The Group classifies the financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, loans and receivables, and financial liabilities as financial liabilities at fair value through profit or loss and other financial liabilities as the nature and holding purpose of financial instrument at initial recognition in the purpose of financial reporting.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect the minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowances account) for impairment or uncollectibility.

Fair value

The fair values, which the Group primarily uses for measurement of financial instruments, are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. However for these more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or the value measured by the independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to measure fair value on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred or the financial assets have been neither transferred nor retained substantially all the risks, rewards of ownership and control. Therefore, if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling it in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed according to K-IFRS No. 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and a gain or loss arising from a change in the fair value is recognized in profit or loss.

Interest income, dividend income, and gain or loss from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available–for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gain and loss, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income. However, interest revenue measured using effective interest rate is recognized in current profit or loss, and dividends of financial assets classified as available for sale are recognized when the right to receive payment is established.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For such a financial asset, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity instruments that are not monetary items for example, equity instruments, the gain or loss that is recognized in other comprehensive income includes any related foreign exchange component.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest rate.

3.5.3 Loans

Non-derivative financial assets which meet the following conditions are classified as Loans:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method. Also, consideration amounts for purchases of financial instrument with resale agreement are recognized in the loans.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument includes a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans

If there is objective evidence that an impairment loss on loans carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of borrower and net realizable value of any collateral held and the timing of anticipated receipts.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Collective assessment of impairment

The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and borrowers, credit rating, portfolio size, loss emergence period, recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written-off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of an available-for-sale debt instrument classified as increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Impairment loss of held-to-maturity financial assets is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. In case of financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss is decreased and objectively related to the event occurring after the impairment is recognized, the previously recognized impairment loss is reversed to the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

3.7 Derivative Financial Instruments

The Group enters into numerous number of derivative financial instrument contracts such as currency forward, interest rate swaps, currency swaps and others for trading purpose or to manage its exposures to fluctuations in interest rates and currency exchange and others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. A gain or loss arising from a change in the fair value is recognized in profit or loss as part of net gains on financial instruments at fair value through profit or loss for trading purpose derivatives and other operating income and expenses for derivatives designated as hedging instruments.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

Derivative financial instruments for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and measured at fair value. A gain or loss arising from a change in fair value is recognized in profit or loss as part of net gains on financial instruments at fair value through profit or loss.

Derivatives designated as hedging instruments

If derivatives qualify for a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss as part of operating income and expense and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss as part of other operating income and expenses.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is fully amortized to profit or loss by the maturity of the financial instrument.

Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. A gain or loss arising from a change in the fair value of embedded derivative separated from host contract is recognized in profit or loss as part of net gains on financial instruments at fair value through profit or loss.

Day one profit and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using straight line method over the life of the financial instruments. If the fair value of the financial instruments is determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

3.8 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	34~40 years
Leasehold improvements	Declining-balance	3~4 years
Equipment and vehicles	Declining-balance	3~20 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at its cost and after initial recognition cost model is used.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at its cost less any accumulated amortization and any accumulated impairment losses.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Intangible assets, except for goodwill, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Trademarks	Straight-line	3~10 years
Software	Straight-line	4~5 years
Others	Straight-line	3~30 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at least at each financial year end. The useful life of an intangible asset that is not being amortized is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. If there is any change, it is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS Statement of financial position is stated at its carrying amount prior to the date of transition under the K-GAAP.

Since the transition date, goodwill is recognized as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed exceeds the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree, that excess is recognized in profit or loss on the acquisition date.

For each business combination, the Group decides whether non-controlling interest in the acquiree is measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interest are accounted for as equity transactions. Therefore, no goodwill is recognized.

Subsequent measurement

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in an associate is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment in the associate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible asset, such as goodwill and trade name, is not recognized as an asset but expensed as incurred.

3.11 Leases (as lessee)

Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability and the finance charge are allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for deferred income tax assets, assets arising from employee benefits and non-current assets (or disposal groups) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests goodwill acquired in a business combination, an intangible asset with an indefinite useful life and an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment test, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

Non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which measured in accordance with applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Securities borrowed from Korea Securities Depository (the “KSD”) and others are not recognized on the statement of financial position. If they are sold to third parties, an obligation to return the securities is recorded as financial liabilities at fair value through profit or loss and measured at fair value, and any gains or losses are included in net gains on financial instruments at fair value through profit or loss.

3.15 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of No. 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has DRF, the contract is subject to K-IFRS No. 1104, Insurance Contracts. The Group recognize assets (liabilities) and gain (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The following table lists numbers of currently available and discontinued insurance products as of June 30, 2011:

Type	Available	Discontinued	Total
Individual annuity	—	8	8
General annuity	7	19	26
Other pure endowment	—	3	3
Pure insurance coverage	9	23	32
Other insurance coverage	—	28	28
Endowment insurance	6	33	39
Group insurance coverage	1	5	6
Group insurance savings	—	1	1

	23	120	143

3.15.1 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on net premium method for payment of future claims with respect to insurance policies the events for payment of claims of which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to an amount not yet paid, out of the amount to be paid or expected to be paid with respect to the policies, the insured events of which have arisen as of the end of each fiscal year.

Unearned premium reserve

An unearned premium reserve refers to the premium the applicable period of which has not yet arrived as of the end of the current fiscal year, out of the premiums the payment dates of which have matured before the end of the current fiscal year.

Policyholders’ dividends reserve

A policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purposes of provisioning for the policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

3.15.2 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flow and of related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts under K-IFRS No. 1104. If that assessment shows that the carrying amount of its insurance liabilities is inadequate in the light of estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy test of premium and unearned premium reserves, the Group considers all cash flows factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. For the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.15.3 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for insurance contract and equally amortized over the premium payment period or the period of charging acquisition costs for the relevant insurance contract. The amortization of acquisition cost shall be carried out over a period of seven years, if the premium payment period or the period of charging acquisition costs exceeds seven years; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.16 Provisions

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision, and where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit card and unused credit line of consumer and corporate loans are recognized using valuation model that applies the credit conversion factor, default rates, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value in other liabilities at fair value and are amortized over the life of the contract. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. Revenue

Exceeded amount of the initial amount measured by the amortized cost is recognized in provisions for financial guarantee contracts.

3.18 Equity instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or exercise of share options are deducted, net of tax, from the equity.

Hybrid bond

The Group classifies issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid bond where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Treasury shares

If the entity or other members of the Group reacquires its own equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19 Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. Effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee income

The Group recognizes financial service fee in accordance with the accounting standard of the financial instrument related to the fee earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial asset at fair value through profit or loss are recognized as revenue immediately.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee compensation and benefits

Post-employment benefits: Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

Share-based payment

For equity-settled share-based payment transactions with employees, the Group measures the services received directly at the fair value of the services received. If the Group cannot estimate reliably the fair value of the services received, the Group measures their value indirectly by reference to the fair value of the equity instruments granted. The Group accounts for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. Vesting conditions, other than market conditions, are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized for services received as consideration for the equity instruments granted are based on the number of equity instruments that eventually vest.

For cash-settled share-based payment transactions with employees, the Group measures the services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

The Group has a choice of whether to settle in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the reporting period, they are discounted using an appropriate discount rate.

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. The difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period, and if there are revenue that is exempt from taxation, expenses that are not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current tax income liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

3.22 Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the parent entity and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.23 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations. The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Group. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.24 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Each segment is strategic business unit that offers different products and services and is managed separately because each business has different risks and opportunities requiring different technology and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The note regarding financial risk management provides information about the risks that the Group is exposed to, the objective, policies and process for managing the risk, the methods used to measure the risk, and capital adequacy. Additional quantitative information is disclosed throughout the interim consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing risk management environment, preventing transmission of risk to other related subsidiaries, and preemptive response to risk due to rapid changes in financial environment to support the Group’s long-term strategy and business decision efficiently. Credit risk, market risk, liquidity risk, operational risk and others have been recognized as the Group’s key risks and these risks are measured in Economic Capital or VaR (Value at Risk) and managed by using statistical method.

4.1.2 Risk Management Group

Risk Management Committee

Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committees and discusses the detailed issues relating to the Group’s risk management.

Risk management Department

The risk management department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work process relating to the Group’s risk management.

4. 2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- state of financial position and uses expected losses and economic capital as management indicator. The Group manages credit risk by allocating credit risk and economic capital limit. In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent the excessive risk concentration to industry and borrowers.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. In the case of Kookmin Bank, its loan analysis department which is independent from the sales department is responsible for integration of loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent event. Its risk management department is also responsible for planning risk management policy, applying limits of credit line, measuring the credit risk and economic capital, adjusting credit limit, reviewing credit and verifying a credit evaluation model.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments to credit risk without consideration of collaterals’ values as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Due from financial institutions	(Won)	6,323,326	(Won)	4,606,888
Financial assets held for trading		3,992,054		3,536,699
Financial assets designated at fair value through profit or loss		341,951		139
Available-for-sale financial assets		18,324,595		19,125,724
Held-to-maturity financial assets		13,246,225		13,908,102
Loans		206,442,925		197,621,004
Derivatives		2,370,928		2,595,121
Other financial assets		8,789,711		6,074,383
Acceptances and guarantees		12,090,770		12,476,592
Financial guarantee contracts		1,290,238		1,153,687
Commitments		94,495,381		87,767,969

	(Won)	367,708,104	(Won)	348,866,308

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses incurred at the end of the reporting period and the Group should not recognize expected losses that are probable due to future events. The Group measures inherent incurred losses on financial assets classified as loans and presents it in the financial statements through the use of an allowances account which is charged against the related financial assets.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Loans are categorized as follows:

(In millions of Korean won)
	June 30, 2011
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	(Won)	99,363,022	48.74	(Won)	92,791,645	45.51	(Won)	11,733,418	5.75	(Won)	203,888,085	100.00
Past due but not impaired		1,637,691	68.44		393,929	16.46		361,279	15.10		2,392,899	100.00
Impaired loans		1,075,368	27.67		2,688,645	69.18		122,385	3.15		3,886,398	100.00

		102,076,081	48.57		95,874,219	45.62		12,217,082	5.81		210,167,382	100.00

Allowances		(591,454)	15.88		(2,760,588)	74.12		(372,415)	10.00		(3,724,457)	100.00

Carrying amount	(Won)	101,484,627	49.16	(Won)	93,113,631	45.10	(Won)	11,844,667	5.74	(Won)	206,442,925	100.00

(In millions of Korean won)
	Dec. 31, 2010
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	(Won)	96,773,875	49.43	(Won)	86,917,292	44.40	(Won)	12,089,127	6.17	(Won)	195,780,294	100.00
Past due but not impaired		1,274,435	71.53		261,493	14.68		245,600	13.79		1,781,528	100.00
Impaired loans		1,014,110	26.58		2,722,930	71.37		78,318	2.05		3,815,358	100.00

		99,062,420	49.19		89,901,715	44.64		12,413,045	6.17		201,377,180	100.00

Allowances		(520,843)	13.87		(2,907,747)	77.41		(327,586)	8.72		(3,756,176)	100.00

Carrying amount	(Won)	98,541,577	49.86	(Won)	86,993,968	44.02	(Won)	12,085,459	6.12	(Won)	197,621,004	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	June 30, 2011
	Retail		Corporate		Credit card		Total
Outstanding	(Won)	81,839,235	(Won)	33,032,733	(Won)	5,029,901	(Won)	119,901,869
Good		14,730,043		37,495,011		4,359,936		56,584,990
Below Normal		2,793,744		22,263,901		2,343,581		27,401,226

	(Won)	99,363,022	(Won)	92,791,645	(Won)	11,733,418	(Won)	203,888,085

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Outstanding	(Won)	73,679,761	(Won)	27,798,531	(Won)	4,045,467	(Won)	105,523,759
Good		19,176,181		35,244,465		4,627,103		59,047,749
Below Normal		3,917,933		23,874,296		3,416,557		31,208,786

	(Won)	96,773,875	(Won)	86,917,292	(Won)	12,089,127	(Won)	195,780,294

Credit quality of loans are classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Outstanding	0.0 - 1.0	1 ~ 5 grade	AAA ~ BBB+
Good	1.0 - 5.0	6 ~ 8 grade	BBB ~ BB
Below Normal	5.0 +	9 ~ 15 grade	BB- ~ D

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	June 30, 2011
	1 ~ 29 days		30~ 59 days		60~ 89 days		over 90 days		Total
Retail	(Won)	1,342,112	(Won)	168,003	(Won)	127,347	(Won)	229	(Won)	1,637,691
Corporate		211,490		164,425		18,014		—		393,929
Credit card		266,244		60,732		33,924		379		361,279

	(Won)	1,819,846	(Won)	393,160	(Won)	179,285	(Won)	608	(Won)	2,392,899

(In millions of Korean won)
	Dec. 31, 2010
	1 ~ 29 days		30~ 59 days		60~ 89 days		over 90 days		Total
Retail	(Won)	988,574	(Won)	188,504	(Won)	97,019	(Won)	338	(Won)	1,274,435
Corporate		171,467		58,641		31,385		—		261,493
Credit card		154,638		54,127		36,218		617		245,600

	(Won)	1,314,679	(Won)	301,272	(Won)	164,622	(Won)	955	(Won)	1,781,528

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Impaired loans are as follows:

(In millions of Korean won)
	June 30, 2011
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Loans	(Won)	1,075,368	27.67	(Won)	2,688,645	69.18	(Won)	122,385	3.15	(Won)	3,886,398	100.00
Allowances		(343,293)	18.36		(1,438,569)	76.92		(88,249)	4.72		(1,870,111)	100.00

	(Won)	732,075	36.31	(Won)	1,250,076	62.00	(Won)	34,136	1.69	(Won)	2,016,287	100.00

(In millions of Korean won)
	Dec. 31, 2010
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Loans	(Won)	1,014,110	26.58	(Won)	2,722,930	71.37	(Won)	78,318	2.05	(Won)	3,815, 358	100.00
Allowances		(256,049)	15.35		(1,361,484)	81.61		(50,725)	3.04		(1,668,258)	100.00

	(Won)	758,061	35.31	(Won)	1,361,446	63.41	(Won)	27,593	1.28	(Won)	2,147,100	100.00

The fair values of collaterals against loans are as follows:

(In millions of Korean won)
	June 30, 2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Credit	(Won)	40,335	(Won)	60,054	(Won)	15,916	(Won)	2,918,843	(Won)	3,035,148
Guarantee		25,933		137,543		174,967		15,615,486		15,953,929
Deposits and savings		—		54,202		62,921		2,346,566		2,463,689
Equipment and vehicles		32,047		4,236		190		1,044,337		1,080,810
Real estate		183,409		480,461		1,023,851		101,795,622		103,483,343

	(Won)	281,724	(Won)	736,496	(Won)	1,277,845	(Won)	123,720,854	(Won)	126,016,919

(In millions of Korean won)
	Dec. 31, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Credit	(Won)	79,510	(Won)	51,981	(Won)	13,439	(Won)	2,882,008	(Won)	3,026,938
Guarantee		46,019		140,955		159,609		13,667,393		14,013,976
Deposits and savings		—		76,951		78,217		2,648,529		2,803,697
Equipment and vehicles		27,431		4,806		5,129		1,006,446		1,043,812
Real estate		225,720		598,989		708,914		98,593,556		100,127,179

	(Won)	378,680	(Won)	873,682	(Won)	965,308	(Won)	118,797,932	(Won)	121,015,602

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Credit quality of securities

Securities (debt securities) that are exposed to credit risk in financial assets at fair value through profit or loss and financial investments are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Securities that are neither past due nor impaired	(Won)	35,896,279	(Won)	36,557,475
Securities that are past due but not impaired		—		7,466
Impaired securities		8,546		5,723

	(Won)	35,904,825	(Won)	36,570,664

Credit quality of securities (debt securities) that are neither past due nor impaired are as follows:

(In millions of Korean won)
	June 30, 2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Not Graded		Total
Financial assets held for trading	(Won)	3,857,881	(Won)	102,643	(Won)	31,530	(Won)	—	(Won)	—	(Won)	—	(Won)	3,992,054
Financial assets designated at fair value through profit or loss		174,711		167,211		—		—		29		—		341,951
Available-for-sale financial assets		17,113,660		941,360		92,462		151		—		168,575		18,316,208
Held-to-maturity financial assets		13,246,066		—		—		—		—		—		13,246,066

	(Won)	34,392,318	(Won)	1,211,214	(Won)	123,992	(Won)	151	(Won)	29	(Won)	168,575	(Won)	35,896,279

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)
	Dec. 31, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Not Graded		Total
Financial assets held for trading	(Won)	3,455,082	(Won)	45,182	(Won)	9,633	(Won)	—	(Won)	—	(Won)	26,802	(Won)	3,536,699
Financial assets designated at fair value through profit or loss		—		—		—		—		139		—		139
Available-for-sale financial assets		18,103,675		725,494		65,589		210		9,108		208,756		19,112,832
Held-to-maturity financial assets		13,907,805		—		—		—		—		—		13,907,805

	(Won)	35,466,562	(Won)	770,676	(Won)	75,222	(Won)	210	(Won)	9,247	(Won)	235,558	(Won)	36,557,475

Credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Lower than BB-	Lower than BB-	Lower than BB-	Lower than B	Lower than B	Lower than B2

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Credit risk concentration analysis

The Group’s loans by the country of domicile of its counterparties are as follows:

(In millions of Korean won)
	June 30, 2011
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount

Korea	(Won)	102,006,640	(Won)	94,079,480	(Won)	12,216,113	(Won)	208,302,233	99.11	(Won)	(3,704,749)	(Won)	204,597,484
Europe		6		64,963		151		65,120	0.03		(2,448)		62,672
China		638		224,741		44		225,423	0.11		(3,347)		222,076
Japan		11,695		871,753		244		883,692	0.42		(12,277)		871,415
U.S.		—		549,669		257		549,926	0.26		(413)		549,513
Others		57,102		83,613		273		140,988	0.07		(1,223)		139,765

Total	(Won)	102,076,081	(Won)	95,874,219	(Won)	12,217,082	(Won)	210,167,382	100.00	(Won)	(3,724,457)	(Won)	206,442,925

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount

Korea	(Won)	98,996,738	(Won)	88,282,185	(Won)	12,413,045	(Won)	199,691,968	99.16	(Won)	(3,738,848)	(Won)	195,953,120
Europe		9		46,297		—		46,306	0.02		(1,132)		45,174
China		728		247,776		—		248,504	0.12		(2,448)		246,056
Japan		12,299		868,930		—		881,229	0.44		(10,832)		870,397
U.S.		—		368,748		—		368,748	0.18		(1,532)		367,216
Others		52,646		87,779		—		140,425	0.08		(1,384)		139,041

Total	(Won)	99,062,420	(Won)	89,901,715	(Won)	12,413,045	(Won)	201,377,180	100.00	(Won)	(3,756,176)	(Won)	197,621,004

The details of the Group’s corporate loans by industry are as follows:

(In millions of Korean won)
	June 30, 2011
	Loans		%	Allowances		Carrying amount
Financial institutions	(Won)	6,547,364	6.83	(Won)	(66,799)	(Won)	6,480,565
Manufacturing		30,906,503	32.24		(899,750)		30,006,753
Service		34,451,212	35.93		(622,724)		33,828,488
Public sector		367,713	0.38		(4,191)		363,522
Others		23,601,427	24.62		(1,167,124)		22,434,303

	(Won)	95,874,219	100.00	(Won)	(2,760,588)	(Won)	93,113,631

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)
	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	(Won)	4,374,231	4.87	(Won)	(122,011)	(Won)	4,252,220
Manufacturing		28,216,439	31.39		(848,039)		27,368,400
Service		34,040,219	37.86		(799,782)		33,240,437
Public sector		337,670	0.38		(6,611)		331,059
Others		22,933,156	25.50		(1,131,304)		21,801,852

	(Won)	89,901,715	100.00	(Won)	(2,907,747)	(Won)	86,993,968

The details of the Group’s retail and credit card loans by type are as follows:

(In millions of Korean won)	June 30, 2011
	Loans		%	Allowances		Carrying amount
Housing purpose	(Won)	43,839,621	38.36	(Won)	(77,914)	(Won)	43,761,707
General purpose		58,236,460	50.95		(513,540)		57,722,920
Credit card		12,217,082	10.69		(372,415)		11,844,667

	(Won)	114,293,163	100.00	(Won)	(963,869)	(Won)	113,329,294

(In millions of Korean won)	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Housing purpose	(Won)	43,323,149	38.86	(Won)	(64,281)	(Won)	43,258,868
General purpose		55,739,271	50.00		(456,562)		55,282,709
Credit card		12,413,045	11.14		(327,586)		12,085,459

	(Won)	111,475,465	100.00	(Won)	(848,429)	(Won)	110,627,036

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of the industry’s concentration of credit risks of securities (debt securities) by industry as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Amount		%
Financial assets held for trading
Government and government funded institutions	(Won)	1,576,876	39.50
Banking and Insurance		1,877,159	47.02
Others		538,019	13.48

		3,992,054	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		341,951	100.00

Available-for-sale financial assets
Government and government funded institutions		8,314,314	45.37
Banking and Insurance		7,495,550	40.90
Others		2,514,731	13.73

		18,324,595	100.00

Held-to-maturity financial assets
Government and government funded institutions		11,018,814	83.18
Banking and Insurance		1,501,086	11.33
Others		726,325	5.49

		13,246,225	100.00

	(Won)	35,904,825

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Government and government funded institutions	(Won)	929,254	26.27
Banking and Insurance		2,278,691	64.43
Others		328,754	9.30

		3,536,699	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		139	100.00

Available-for-sale financial assets
Government and government funded institutions		9,433,184	49.32
Banking and Insurance		7,589,597	39.68
Others		2,102,943	11.00

		19,125,724	100.00

Held-to-maturity financial assets
Government and government-funded institutions		11,775,616	84.67
Banking and Insurance		1,608,046	11.56
Others		524,440	3.77

		13,908,102	100.00

	(Won)	36,570,664

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of the country’s concentration of credit risks of debt securities by country, as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Amount		%
Financial assets held for trading
Korea	(Won)	3,988,645	99.91
India		3,409	0.09

		3,992,054	100.00

Financial assets designated at fair value through profit or loss
Korea		341,921	99.99
United States		30	0.01

		341,951	100.00

Available-for-sale financial assets
Korea		18,134,432	98.96
United States		168,575	0.92
India		68	0.00
Others		21,520	0.12

		18,324,595	100.00

Held-to-maturity financial assets
Korea		13,246,066	100.00
United States		159	0.00

		13,246,225	100.00

	(Won)	35,904,825

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Korea	(Won)	3,536,699	100.00

		3,536,699	100.00

Financial assets designated at fair value through profit or loss
United States		139	100.00

Available-for-sale financial assets
Korea		18,894,529	98.79
United States		208,756	1.09
India		72	0.00
Others		22,367	0.12

		19,125,724	100.00

Held-to-maturity financial assets
Korea		13,907,805	100.00
United States		297	0.00

		13,908,102	100.00

	(Won)	36,570,664

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out flow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as loan commitment and guarantees by maturity groups: On demand, up to one month, between over one month to three months, between over three months to 12 months, between over one year to five years and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest payments and, thus, differ from the amount in the financial statement which are based on present value of expected cash flow. The amount of interest received on assets or paid on liabilities in floating interest rate, is measured on the assumption that the current interest rate would be the same upon maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management principle and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management of Kookmin Bank, liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-statement of financial position related to liquidity are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of financial crisis analysis to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

Financial assets and liabilities subject to liquidity risk disclosure requirements as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	On demand and others		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	(Won)	8,215,604	(Won)	388,743	(Won)	39,831	(Won)	214,053	(Won)	34,486	(Won)	116,460	(Won)	9,009,177
Financial assets held for trading[1]		4,395,066		—		—		—		—		—		4,395,066
Financial assets designated at fair value through profit or loss[1]		419,006		—		—		—		—		—		419,006
Derivatives held for trading[1]		2,208,447		—		—		—		—		—		2,208,447
Derivatives held for hedging[5]		—		11,318		5,028		19,421		130,459		308,027		474,253
Loans		27,969		21,489,953		23,875,244		80,191,894		53,814,833		75,100,587		254,500,480
Available-for-sale financial assets[2]		1,060,437		635,722		1,194,845		7,004,007		8,936,314		5,206,756		24,038,081
Held-to-maturity financial assets		—		142,079		415,984		1,832,429		9,733,726		3,538,895		15,663,113
Other financial assets		31,674		6,386,498		5,273		1,580,134		17,624		15,756		8,036,959

	(Won)	16,358,203	(Won)	29,054,313	(Won)	25,536,205	(Won)	90,841,938	(Won)	72,667,442	(Won)	84,286,481	(Won)	318,744,582

Financial liabilities
Financial liabilities held for trading[1]	(Won)	1,210,890	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,210,890
Financial liabilities designated at fair value through profit or loss		511,599		—		—		—		—		—		511,599
Derivatives held for trading[1]		1,703,863		—		—		—		—		—		1,703,863
Derivatives held for hedging[5]		—		1,546		45,120		50,849		364,433		14,281		476,229
Deposits [4]		59,872,286		13,700,077		26,969,737		82,252,804		7,497,987		728,161		191,021,052
Debts		85,143		3,614,341		2,435,033		5,098,833		2,918,839		560,610		14,712,799
Debentures		29,460		1,150,509		2,909,085		9,881,436		13,891,320		5,625,513		33,487,323
Other financial liabilities		—		8,744,150		19,943		40,908		251,872		124,932		9,181,805

	(Won)	63,413,241	(Won)	27,210,623	(Won)	32,378,918	(Won)	97,324,830	(Won)	24,924,451	(Won)	7,053,497	(Won)	252,305,560

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)	June 30, 2011
	On demand and others		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total

Off-statement of financial position items
Loan commitments[6]	(Won)	93,863,231	(Won)	—	(Won)	—	(Won)	197,000	(Won)	435,150	(Won)	—	(Won)	94,495,381
Financial guarantee contracts[7]		473,931		18,957		547,719		227,653		13,431		8,547		1,290,238

	(Won)	94,337,162	(Won)	18,957	(Won)	547,719	(Won)	424,653	(Won)	448,581	(Won)	8,547	(Won)	95,785,619

(In millions of Korean won)
	Dec. 31, 2010
	On demand and others		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	(Won)	6,350,107	(Won)	240,656	(Won)	82,606	(Won)	107,794	(Won)	228	(Won)	78,532	(Won)	6,859,923
Financial assets held for trading[1]		3,932,663		—		—		20,264		—		—		3,952,927
Financial assets designated at fair value through profit or loss[1]		45,551		—		—		—		—		—		45,551
Derivatives held for trading[1]		2,389,891		—		—		—		—		—		2,389,891
Derivatives held for hedging[5]		—		9,165		4,301		66,925		224,174		337,262		641,827
Loans		11,423		16,800,367		27,686,564		76,657,226		50,411,935		66,620,432		238,187,947
Available-for-sale financial assets[2]		2,927,213		623,348		1,188,703		4,601,559		11,454,171		4,353,480		25,148,474
Held-to-maturity Financial assets		—		316,676		619,535		1,416,788		10,592,067		3,667,992		16,613,058
Other financial assets		14,336		3,665,524		34,307		1,570,871		20,175		15,576		5,320,789

	(Won)	15,671,184	(Won)	21,655,736	(Won)	29,616,016	(Won)	84,441,427	(Won)	72,702,750	(Won)	75,073,274	(Won)	299,160,387

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	Dec. 31, 2010
	On demand and others		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[1]	(Won)	1,279,869	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,279,869
Derivatives held for trading[1]		1,996,621		—		—		—		—		—		1,996,621
Derivatives held for hedging[5]		—		25,955		278		(35,506)		49,263		(107,610)		(67,620)
Deposits [4]		60,953,992		17,017,659		25,225,497		73,482,450		8,175,752		858,262		185,713,612
Debts		176,300		2,667,302		2,500,817		4,220,247		2,489,003		69,266		12,122,935
Debentures		51,524		1,484,274		1,227,886		9,539,022		16,477,876		5,405,492		34,186,074
Other financial liabilities		—		4,704,236		41,005		36,973		278,052		119,416		5,179,682

	(Won)	64,458,306	(Won)	25,899,426	(Won)	28,995,483	(Won)	87,243,186	(Won)	27,469,946	(Won)	6,344,826	(Won)	240,411,173

Off-statement of financial position items
Loan commitments[6]	(Won)	87,208,019	(Won)	—	(Won)	112,000	(Won)	267,000	(Won)	180,950	(Won)	—	(Won)	87,767,969
Financial guarantee contracts[7]		155,162		27,051		726,601		231,767		5,272		7,834		1,153,687

	(Won)	87,363,181	(Won)	27,051	(Won)	838,601	(Won)	498,767	(Won)	186,222	(Won)	7,834	(Won)	88,921,656

[1]

Financial assets and liabilities held for trading, financial assets designated at fair value through profit or loss and derivatives instruments held for trading are included in the ‘On demand’ and not classified by each contractual maturity because they are held for trading or redemption before the maturity.

[2]

Equity investments in financial asset classified as available for sale are ‘On demand’ because most of them are available for sale at anytime. However, in case of equity investments restricted for sale, they are classified in the maturity group to which the released date of the restriction belongs.

[3]	Cash and due from financial institutions that are either in cash, foreign currency or funds that have no certain maturity or been used for settlement between banks, are classified as ‘On demand’.
[4]	Deposits that are contractually repayable on demand or at short notice, are classified as ‘On demand’.
[5]	Cash flows of derivative instruments for hedging purpose are measured by net amount of estimated cash inflows and outflows.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

[6]	Unused line of credit within loan commitments is classified as ‘On demand’.
[7]	The contractual cash flows of financial guarantees are classified based on the period of the earliest date of exercising the contract.

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from the changes of market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments, such as securities, derivatives and others. Most significant risks associated with trading position are the interest rate risks related to debt securities or interest embedded securities. In addition, the Group is exposed to stock price risk, currency risk and interest risk associated with non-trading position. And the Group is exposed to interest with non-trading position. The Group classifies exposures to market risk into either trading or non-trading position. Above market risk is measured based on the consolidated financial statements.

Market risk management group

The Group sets economic capital limit for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading position. The Group maintains the risk management systems and procedures, such as the trading policy and procedure for trading position, and market risk management guideline for trading position, interest rate risk management guideline for non-trading position to manage the market risk efficiently. These entire procedures are implemented with approval from Risk Management Committee and Risk Management Council.

Kookmin Bank, a major subsidiary, established market risk management principles, created by the Risk Management Council. The Bank has delegated the responsibility for market risk management on trading activities to the Market Risk Management Committee which is chaired by a CRO (Chief Risk Officer). The Market Risk Management Committee is in charge of setting limit and approval on newly developed derivative instruments and of market risk. Specifically, the Market Risk Management Committee sets VaR limit, position limit, stop loss limit, and scenario loss limit and sensitivity limit.

ALCO in Kookmin Bank determines operation standards of interest and commission, revises ALM (Asset Liability Management) risk management guideline, interest rate and commission guideline and monitors establishment and enforcement of ALM risk management policy. Interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. Financial management department and risk management department measure and monitor the interest risk status and limits. The status and limit of the interest rate risks such as interest rate gap, duration gap and sensitivity are reported to ALCO on a monthly basis and to Risk Management Council on a quarterly basis. The responsibility on ALM control is delegated to Risk Management Department to ensure adequacy on interest rate and liquidity risk management. Risk Management Department monitors and reviews risk management procedures and tasks conducted by Financial Management Department, and reports related information to the management independently.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

4.4.2 Trading Position

Definition of trading position

Trading position subject to market risk management is defined under Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured at fair value, and hedges the important inherent risk in the market.

•	The criteria for classification on trading position are clearly defined in Trading Policy guideline, and separately managed by trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limit.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to the management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading position

The Group calculates VaR to measure the market risk by using market risk management system on entire trading positions. Generally, the Group manages the market risk on the trading portfolio. In addition, the Group controls and manages the risk on derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value-at-Risk)

i. VaR (Value-at-Risk)

A key measure of market risk is the daily Value-at-Risk (VaR). The daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculates VaR using equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 400 business days and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

VaR is a commonly used market risk management technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated basis in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risks and some positions.

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

The stress testing are carried out to analyze the abnormal market situation of trading and available-for-sale portfolio, reflecting interest rate, stock indexes, foreign exchange rate, intrinsic volatile derivatives and other risk factors that have significant influent on the value of portfolio. The Group mainly uses historical scenario tool and supplementally uses hypothetical scenario tool for the analysis of an abnormal market situation. Stress testing is performed at least once in every quarter.

VaR at a 99% confidence level of interest rate, stock price and exchange risk for trading position with one-day holding period as of June 30, 2011 and December 31, 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	(Won)	5,679	(Won)	4,094	(Won)	7,233	(Won)	5,163
Stock price risk		2,052		1,224		3,133		3,133
Foreign exchange risk		6,640		5,134		8,225		5,134
Deduction of diversification effect		—		—		—		(5,900)

Total VaR	(Won)	9,369	(Won)	7,042	(Won)	11,943	(Won)	7,530

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	(Won)	5,997	(Won)	4,836	(Won)	6,855	(Won)	5,327
Stock price risk		2,089		1,348		2,980		1,550
Foreign exchange risk		7,294		5,252		8,709		5,252
Deduction of diversification effect		—		—		—		(3,735)

Total VaR	(Won)	10,427	(Won)	8,306	(Won)	12,422	(Won)	8,394

The details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages the interest rate risk related to the trading accounts using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock index risk

Stock index risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to share denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and the derivative instruments linked to stock under strict limits on diversification.

iii. Foreign exchange risk

Foreign exchange risk arises from holding assets and liabilities denominated in foreign currency. Most of foreign assets and liabilities are denominated in US dollars and the most of the remainder are denominated in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limit and manages comprehensive net foreign exchange exposure which considers both trading and non-trading portfolio.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is the interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate changing period. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currency hedging derivatives. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won and most foreign currency assets and liabilities are denominated in US Dollars and the most of remainder are denominated in Japanese Yen or Euro.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect the asset value against interest rate fluctuations. The Group manages the risk through interest rate gap analysis that analyses interest rate maturities between interest-bearing assets and interest-bearing liabilities and interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on maturity of interest rate repricing maturities of interest-bearing assets and interest-bearing liabilities by measuring expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, if there is no maturity of assets and liabilities, then certain maturities should be assumed or used according to ALM risk management guideline.

The results of interest rate gap analysis as of June 30, 2011 and December 31, 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	(Won)	116,030,925	(Won)	51,563,292	(Won)	16,563,186	(Won)	4,194,324	(Won)	1,183,522	(Won)	189,535,249
Securities		3,533,111		2,486,943		5,118,941		9,266,079		9,886,534		30,291,608
Others		6,714,914		526,011		333,113		150,123		49,108		7,773,269

	(Won)	126,278,950	(Won)	54,576,246	(Won)	22,015,240	(Won)	13,610,526	(Won)	11,119,164	(Won)	227,600,126

Interest-bearing liabilities in won
Deposits	(Won)	67,897,255	(Won)	26,136,087	(Won)	45,721,055	(Won)	30,688,766	(Won)	14,042,073	(Won)	184,485,236
Debts		4,129,457		—		601,500		349,470		—		5,080,427
Others		11,468,232		2,197,838		6,421,145		7,222,678		3,750,819		31,060,712

	(Won)	83,494,944	(Won)	28,333,925	(Won)	52,743,700	(Won)	38,260,914	(Won)	17,792,892	(Won)	220,626,375

Gap	(Won)	42,784,006	(Won)	26,242,321	(Won)	(30,728,460)	(Won)	(24,650,388)	(Won)	(6,673,728)	(Won)	6,973,751

Accumulated gap		42,784,006		69,026,327		38,297,867		13,647,479		6,973,751

Percentage (%)		18.80		30.33		16.83		6.00		3.06

Interest-bearing assets in foreign currencies
Loans	(Won)	5,820,974	(Won)	567,472	(Won)	285,138	(Won)	477,240	(Won)	15,821	(Won)	7,166,645
Securities		492,115		50,232		52,959		263,351		243,513		1,102,170
Others		4,399,914		1,302,819		586,744		98,443		—		6,387,920

	(Won)	10,713,003	(Won)	1,920,523	(Won)	924,841	(Won)	839,034	(Won)	259,334	(Won)	14,656,735

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Interest-bearing liabilities in foreign currencies
Deposits	(Won)	1,393,498	(Won)	1,526,696	(Won)	344,200	(Won)	42,293	(Won)	—	(Won)	3,306,687
Debts		5,158,659		1,699,585		805,356		138,514		—		7,802,114
Others		2,280,625		47,208		688,074		271,594		—		3,287,501

	(Won)	8,832,782	(Won)	3,273,489	(Won)	1,837,630	(Won)	452,401	(Won)	—	(Won)	14,396,302

Gap	(Won)	1,880,221	(Won)	(1,352,966)	(Won)	(912,789)	(Won)	386,633	(Won)	259,334	(Won)	260,433

Accumulated gap		1,880,221		527,255		(385,534)		1,099		260,433

Percentage (%)		12.83		3.60		(2.63)		0.01		1.78

	Dec. 31, 2010
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	(Won)	109,730,719	(Won)	44,757,143	(Won)	11,300,130	(Won)	2,684,724	(Won)	1,292,472	(Won)	169,765,188
Securities		3,970,874		1,286,918		4,582,038		13,787,387		10,510,014		34,137,231
Others		14,640,920		1,590,223		1,278,463		1,128,026		47,347		18,684,979

	(Won)	128,342,513	(Won)	47,634,284	(Won)	17,160,631	(Won)	17,600,137	(Won)	11,849,833	(Won)	222,587,398

Interest-bearing liabilities in won
Deposits	(Won)	74,313,668	(Won)	18,039,090	(Won)	44,196,896	(Won)	29,228,645	(Won)	13,182,455	(Won)	178,960,754
Debts		4,071,718		—		—		99,276		100,000		4,270,994
Others		10,096,245		2,299,713		7,667,680		5,342,702		5,716,940		31,123,280

	(Won)	88,481,631	(Won)	20,338,803	(Won)	51,864,576	(Won)	34,670,623	(Won)	18,999,395	(Won)	214,355,028

Gap	(Won)	39,860,882	(Won)	27,295,481	(Won)	(34,703,945)	(Won)	(17,070,486)	(Won)	(7,149,562)	(Won)	8,232,370

Accumulated gap		39,860,882		67,156,363		32,452,418		15,381,932		8,232,370

Percentage (%)		17.91		30.20		14.60		6.90		3.70

Interest-bearing assets in foreign currencies
Loans	(Won)	5,587,541	(Won)	669,279	(Won)	340,198	(Won)	431,831	(Won)	16,953	(Won)	7,045,802
Securities		465,289		85,450		53,955		182,824		379,016		1,166,534
Others		3,628,441		1,092,032		302,538		47,844		—		5,070,855

	(Won)	9,681,271	(Won)	1,846,761	(Won)	696,691	(Won)	662,499	(Won)	395,969	(Won)	13,283,191

Interest-bearing liabilities in foreign currencies
Deposits	(Won)	1,470,509	(Won)	1,376,120	(Won)	79,288	(Won)	2,274	(Won)	—	(Won)	2,928,191
Debts		4,290,490		1,529,377		796,010		90,215		—		6,706,092
Others		2,329,159		79,723		59,006		1,007,476		—		3,475,364

	(Won)	8,090,158	(Won)	2,985,220	(Won)	934,304	(Won)	1,099,965	(Won)	—	(Won)	13,109,647

Gap	(Won)	1,591,113	(Won)	(1,138,459)	(Won)	(237,613)	(Won)	(437,466)	(Won)	395,969	(Won)	173,544

Accumulated gap		1,591,113		452,654		215,041		(222,425)		173,544

Percentage (%)		11.98		3.41		1.62		(1.67)		1.31

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

ii. Interest Rate VaR

Interest rate VaR is a possible maximum loss due to interest rate risk under normal distribution and the measurement results of risk as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Interest rate VaR	(Won)	2,052,378	(Won)	1,763,961

4.5. Operational Risk

4.5.1 Concept

The Group defines the operational risk broadly to include all financial and non financial risks that may arise from the operating activities and could cause negative effect on the capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to spread risk management culture, strengthen internal controls, innovate processes and provide timely feedback to managements and employees. In addition, the Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events, and has constructed replacement facilities as well as carried out exercise drills for head office and IT departments to test its business continuity framework.

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using Internal Rating Based Approach (the ‘IRBA’). The evaluation is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review. The economic capital is calculated by adding the analysis results on the crisis and other required items to the total economic capitals which are calculated for each risk.

Economic Capital is a necessary capital to prevent inability of payment due to unexpected loss in the future. Each subsidiary operates the system which measures and allocates economic capital by risk type.

Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiaries. Each subsidiary efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The Group is a financial holding company under Financial Holding Companies Act. It must maintain the consolidated BIS ratio above 8% based on Basel I in accordance with Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Group’s consolidated BIS ratio as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010[1]

Equity Capital:	(Won)	24,185,834	(Won)	23,948,343
Tier I Capital		18,429,223		17,714,236
Tier II Capital		5,756,611		6,234,107
Risk-weighted assets:		185,911,976		183,077,983
Credit risk		181,252,126		178,727,946
Market risk		4,659,850		4,350,037
Capital adequacy ratio (%):		13.01		13.08
Tier I Capital (%)		9.91		9.68
Tier II Capital (%)		3.10		3.40

[1]	Based on previous K-GAAP.

5. Segment Information

5.1 Overall Segment Information and Business Segments

Operating segments are presented in two ways : one based on related business, and the other on geographical areas. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group is organized into four major business segments: Corporate Banking, Retail Banking, Credit Card Operations and Capital Markets Activities at the end of period. In addition, these business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking : The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, other credit facilities and other foreign currency activities.

•

Retail banking : The retail banking segment’s assets and liabilities are mainly with individuals and households. This segment handles due from financial institutions, deposits, consumer loans and mortgage loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

•

Credit card operations: The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

•	Capital markets activities: Activities within this segment include trading activities in securities and derivatives, and funding through debentures and borrowings.

Financial information by business segment for the six-month period ended June 30, 2011, follows:

(In millions of Korean won)
	Domestic Entities
	Corporate Banking		Retail Banking		Credit Card Operations		Capital Markets Activities		Others		Foreign Entities		Consolidation Adjustments		Financial Statements
Total segment revenues	(Won)	1,191,254	(Won)	1,567,430	(Won)	334,519	(Won)	492,794	(Won)	1,327,621	(Won)	11,268	(Won)	(170,486)	(Won)	4,754,400
Segment profits before income tax expense		458,360		589,769		548		465,941		670,262		4,442		(87,210)		2,102,112

The following are included in the segment profits:

	Domestic Entities
	Corporate Banking		Retail Banking		Credit Card Operations		Capital Markets Activities		Others		Foreign Entities		Consolidation Adjustments		Financial Statements
Operating revenues from external customers	(Won)	1,103,712	(Won)	1,595,643	(Won)	454,464	(Won)	326,327	(Won)	1,262,179	(Won)	12,075	(Won)	—	(Won)	4,754,400
Inter-segment operating revenues		87,542		(28,213)		(119,945)		166,467		65,442		(807)		(170,486)		—
Net interest income		1,257,854		1,337,998		285,983		218,186		289,932		8,940		18,014		3,416,907
Net fee and commission income		120,833		299,299		72,911		(3,984)		517,629		3,359		(12,753)		997,294
Gain or loss from financial assets at fair value through profit or loss		(258)		6,745		—		562,326		33,995		(1,057)		3,278		605,029
Net other operating income		(187,175)		(76,612)		(24,375)		(283,734)		486,065		26		(179,025)		(264,830)
Provisions for credit loss		(445,383)		(145,417)		(114,282)		490		(10,550)		(2,851)		(70)		(718,063)
Depreciation and amortization		(15,397)		(47,481)		(12,245)		(807)		(76,670)		(304)		(101)		(153,005)
Net profit(loss) from investments accounted for using the equity method		—		—		—		—		1,091		—		(47)		1,044

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Financial information by business segment for the six-month period June 30, 2010, follows:

(In millions of Korean won)
	Domestic Entities										Foreign Entities		Consolidation Adjustments		Financial Statements
	Corporate Banking		Retail Banking		Credit Card Operations		Capital Markets Activities		Others
Total segment revenues	(Won)	1,241,986	(Won)	1,505,902	(Won)	786,116	(Won)	212,839	(Won)	2,861	(Won)	9,266	(Won)	9,184	(Won)	3,768,154
Segment profits before income tax expense		(490,366)		474,003		418,983		190,637		15,259		5,467		(221,963)		392,020

The following are included in the segment profits:

	Domestic Entities										Foreign Entities		Consolidation Adjustments		Financial Statements
	Corporate Banking		Retail Banking		Credit Card Operations		Capital Markets Activities		Others
Operating revenues from external customers	(Won)	1,243,736	(Won)	1,505,902	(Won)	786,116	(Won)	221,678	(Won)	(1,919)	(Won)	12,641	(Won)	—	(Won)	3,768,154
Inter-segment operating revenues		(1,750)		—		—		(8,839)		4,780		(3,375)		9,184		—
Net interest income		1,300,157		1,169,995		638,423		(291,880)		180,059		10,864		17,664		3,025,282
Net fee and commission income		151,638		336,433		337,532		(3,420)		115,205		3,190		(75,148)		865,430
Gain or loss from financial assets at fair value through profit or loss		—		(102,011)		—		393,925		(181,361)		(3,408)		(640)		106,505
Net other operating income		(209,809)		101,485		(189,839)		114,214		(111,042)		(1,380)		67,308		(229,063)
Provisions for credit loss		(1,358,815)		(156,297)		(60,203)		19		(40,444)		217		76		(1,615,447)
Depreciation and amortization		(23,252)		(65,640)		(19,467)		(402)		(36,978)		(274)		(9,257)		(155,270)
Net profits from investments accounted for using the equity method		—		—		—		—		251,410		—		(236,943)		14,467

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

5.2 Product and Geographical Segments

Products and services information

Amounts of revenues by service for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010

Corporate banking service	(Won)	1,115,787	(Won)	1,256,377
Retail banking service		1,595,643		1,505,902
Credit card business service		454,464		786,116
Capital markets activities service		326,327		221,678
Other service		1,262,179		(1,919)

	(Won)	4,754,400	(Won)	3,768,154

Geographical information

Information by geographical area for the six-month periods ended June 30, 2011 and 2010, follows:

(In millions of Korean won)	June 30, 2011
	Revenues from external consumers		Significant non- current assets

Domestic	(Won)	4,710,263	(Won)	3,529,298
United States		6,627		232
New Zealand		3,775		90
China		12,028		1,024
Japan		15,229		1,867
Argentina		2		—
Vietnam		(257)		540
Cambodia		1,439		690
England		5,294		63
Consolidation adjustment		—		62,025

	(Won)	4,754,400	(Won)	3,595,829

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)	June 30, 2010
	Revenues from external consumers		Significant non- current assets[1]

Domestic	(Won)	3,727,676	(Won)	3,561,388
United States		8,356		358
New Zealand		4,611		130
China		13,456		1,311
Japan		9,312		2,000
Argentina		(1)		—
Cambodia		891		1,097
England		3,853		79
Consolidation adjustment		—		54,814

	(Won)	3,768,154	(Won)	3,621,177

[1]	Significant non-current assets as of December 31, 2010.

6. Financial Assets and Financial Liabilities

6.1. Classification and Fair Value

Fair values of financial assets and liabilities as of June 30, 2011, are as follows:

(In millions of Korean won)
	Carrying amount		Fair value		Fair Value Hierarchy
					Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions	(Won)	8,942,424	(Won)	8,925,394	(Won)	2,619,097	(Won)	6,007,667	(Won)	298,630
Financial assets held for trading		4,395,066		4,395,066		2,268,791		2,115,974		10,301
Financial assets at fair value through profit or loss		419,006		419,006		—		77,055		341,951
Derivatives held for trading		2,208,447		2,208,447		1,237		2,105,389		101,821
Derivatives held for hedging		162,481		162,481		—		156,409		6,072
Loans		206,442,925		207,290,820		—		7,867		207,282,953
Available-for-sale financial assets		21,671,353		21,671,353		9,469,498		10,899,971		1,301,884
Held-to-maturity financial assets		13,246,225		13,640,988		4,296,060		9,344,769		159
Other financial assets		8,789,711		8,789,711		—		—		8,789,711

	(Won)	266,277,638	(Won)	267,503,266	(Won)	18,654,683	(Won)	30,715,101	(Won)	218,133,482

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Financial liabilities
Financial liabilities held for trading	(Won)	1,210,890	(Won)	1,210,890	(Won)	1,210,890	(Won)	—	(Won)	—
Financial liabilities at fair value through profit or loss		511,599		511,599		—		—		511,599
Derivatives held for trading		1,703,863		1,703,863		537		1,651,886		51,440
Derivatives held for hedging		258,518		258,518		—		232,761		25,757
Deposits		185,038,835		185,302,710		—		57,792,930		127,509,780
Debts		14,281,942		14,280,460		—		76,031		14,204,429
Debentures		28,498,344		29,898,756		—		29,345,776		552,980
Other financial liabilities		13,050,494		13,050,587		—		—		13,050,587

	(Won)	244,554,485	(Won)	246,217,383	(Won)	1,211,427	(Won)	89,099,384	(Won)	155,906,572

Fair values of financial assets and liabilities as of December 31, 2010, are as follows:

(In millions of Korean won)	Carrying amount		Fair value		Fair Value Hierarchy
					Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions	(Won)	6,844,663	(Won)	6,834,107	(Won)	2,237,775	(Won)	4,092,482	(Won)	503,850
Financial assets held for trading		3,952,927		3,952,927		1,765,817		2,177,303		9,807
Financial assets at fair value through profit or loss		45,551		45,551		—		45,412		139
Derivatives held for trading		2,389,891		2,389,891		809		2,369,659		19,423
Derivatives held for hedging		205,230		205,230		—		198,924		6,306
Loans		197,621,004		198,628,287		—		14,894		198,613,393
Available-for-sale financial assets		22,281,548		22,281,548		9,526,627		11,220,456		1,534,465
Held-to-maturity financial assets		13,908,102		14,339,936		4,649,040		9,690,599		297
Other financial assets		6,074,383		6,074,383		—		—		6,074,383

	(Won)	253,323,299	(Won)	254,751,860	(Won)	18,180,068	(Won)	29,809,729	(Won)	206,762,063

Financial liabilities
Financial liabilities held for trading	(Won)	1,279,869	(Won)	1,279,869	(Won)	1,279,869	(Won)	—	(Won)	—
Derivatives held for trading		1,996,621		1,996,621		7,576		1,898,169		90,876
Derivatives held for hedging		239,738		239,738		—		204,022		35,716
Deposits		179,877,061		180,192,666		—		57,983,061		122,209,605
Debts		11,744,389		11,776,282		—		104,259		11,672,023
Debentures		29,107,316		30,867,415		—		30,064,804		802,611
Other financial liabilities		9,170,645		9,170,680		—		—		9,170,680

	(Won)	233,415,639	(Won)	235,523,271	(Won)	1,287,445	(Won)	90,254,315	(Won)	143,981,511

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with their carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined by independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the valuation techniques including Discounted Cash Flow Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting using appropriate discount rate the expected cash flows by contractual cash flows with prepayment rate taken into account. For those loans with the residual maturities of less than three months as of the closing date and the ones with reset period of less than three months, carrying amount is regarded as fair value.

Derivatives	For exchange traded derivative, quoted price in active market is used to determine fair value and for OTC derivative, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain OTC derivatives including option, interest rate swap, currency swap based on observable market parameters. However, some complex financial instruments are valued using advanced internal valuation model or the results of independent pricing services, where part or all of the inputs are not observable in the market. OTC derivatives with closed form solution in its valuation are valued using appropriate model. Complex derivative instruments where its valuation method cannot be defined by closed form are valued using techniques including Finited Difference Method, Monte Carlo Simulation.

Deposits	Carrying amount of demand deposit is regarded as fair value as it does not have maturity and the amount approximates the fair value. Fair value of time deposit is determined using DCF model. Fair value is determined by discounting using appropriate discount rate the expected cash flows by contractual cash flows with prepayment rate taken into account. For those loans with the residual maturities of less than three months as of the closing date and the ones with reset period of less than three months, carrying amount is regarded as fair value.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Debts	Fair value is determined using DCF model discounting contractual future cash flows by appropriate discount rate. However, for those loans with the residual maturities of less than three months as of the closing date and the ones with reset period of less than three months, carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuation of independent third-party pricing services in accordance with the market prices that are quoted in active markets

The Group believes that valuation methods used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may change if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1. This level includes listed equity securities, derivatives, and government bonds traded in an active exchange market.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes the majority of debt and general over the counter derivatives such as swap, futures and options

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities, complex structured bonds, complex over the counter derivatives, loans, debts and deposits.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. However, in case of financial instrument denominated in foreign currencies, the effects of changes in foreign exchange rates do not affect the fair value hierarchy. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

6.2. Level 3 of the fair value hierarchy disclosure

6.2.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the six-month period ended June 30, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Investment securities		Financial liabilities at fair value through profit or loss		Net derivatives[1]
	Financial assets held for trading		Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	(Won)	9,807	(Won)	139	(Won)	1,534,465	(Won)	—	(Won)	(71,453)	(Won)	(29,410)
Total income
- Profit or loss		494		1,821		396,580		(4,286)		88,275		20,148
- Other comprehensive income		—		—		(139,419)		—		—		—
Purchases		—		340,769		61,798		—		10,476		—
Sales		—		(778)		(546,836)		—		(30,596)		—
Issues		—		—		—		(508,764)		(632)		—
Settlements		—		—		—		1,451		54,311		(10,423)
Transfers into level 3		—		—		—		—		—		—
Transfers out of level 3		—		—		(4,704)		—		—		—

Ending balance	(Won)	10,301	(Won)	341,951	(Won)	1,301,884	(Won)	(511,599)	(Won)	50,381	(Won)	(19,685)

[1]	Net amount of derivative assets and derivative liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Changes in level 3 of the fair value hierarchy for the six-month period ended June 30, 2010, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Investment securities		Net derivatives[1]
	Financial assets held for trading		Designated at fair value through profit or loss		Available- for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance	(Won)	9,785	(Won)	529	(Won)	1,427,213	(Won)	(204,566)	(Won)	(68,175)
Total income
- Profit or loss		(11)		(157)		(7,173)		(20,323)		39,608
- Other comprehensive income		—		—		24,358		—		—
Purchases		—		—		132,990		1,644		—
Sales		—		—		(122,588)		(75,399)		—
Issues		—		—		—		—		—
Settlements		—		—		—		232,098		(130)
Transfers into level 3		—		—		—		—		—
Transfers out of level 3[2]		—		—		(5,109)		—		—

Ending balance	(Won)	9,774	(Won)	372	(Won)	1,449,691	(Won)	(66,546)	(Won)	(28,697)

[1]	Net amounts of derivative assets and derivative liabilities.
[2]

Unlisted shares of Hysonic Company which had been classified as level 3 in the fair value hierarchy was listed during current period, and are traded in the active market. Therefore, classification of these securities has been changed into level 1 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

In relation with changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting in the statement of comprehensive income for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Net income from financial assets at fair value through profit or loss		Other operating income		Net income from financial assets at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	(Won)	86,311	(Won)	416,721	(Won)	(20,511)	(Won)	32,455
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	(Won)	84,806	(Won)	(11,019)	(Won)	(9,288)	(Won)	16,416

6.2.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using straight line method over the life of the financial instruments. If the fair value of the financial instruments is determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010

Balance at the beginning of the period (A)	(Won)	2,168	(Won)	—
New transactions (B)		3,746		5,147
Amounts recognized in profit or loss during the period (C= a+b+c)		(2,085)		(469)
a. Amortisation		(349)		(405)
b. Transaction matured		—		5
c. Settlement		(1,736)		(69)
Other changes (D)		—		—

Balance at the end of period (A+B+C+D)	(Won)	3,829	(Won)	4,678

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

6.3 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’

The carrying amounts of financial assets and liabilities as of June 30, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Loans		Available- for-sale financial asset		Held-to- Maturity financial asset		Derivatives for hedging		Total
	Held for trading		Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	(Won)	—	(Won)	—	(Won)	8,942,424	(Won)	—	(Won)	—	(Won)	—	(Won)	8,942,424
Financial assets at fair value through profit or loss		4,395,066		419,006		—		—		—		—		4,814,072
Derivatives		2,208,447		—		—		—		—		162,481		2,370,928
Loans		—		—		206,442,925		—		—		—		206,442,925
Financial investments		—		—		—		21,671,353		13,246,225		—		34,917,578
Other financial assets		—		—		8,789,711		—		—		—		8,789,711

	(Won)	6,603,513	(Won)	419,006	(Won)	224,175,060	(Won)	21,671,353	(Won)	13,246,225	(Won)	162,481	(Won)	266,277,638

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	(Won)	1,722,489	(Won)	—	(Won)	—	(Won)	1,722,489
Derivatives		1,703,863		—		258,518		1,962,381
Deposits		—		185,038,835		—		185,038,835
Debts		—		14,281,942		—		14,281,942
Debentures		—		28,498,344		—		28,498,344
Other financial liabilities		—		13,050,494		—		13,050,494

	(Won)	3,426,352	(Won)	240,869,615	(Won)	258,518	(Won)	244,554,485

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The carrying amounts of financial assets and liabilities as of December 31, 2010, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial asset		Held-to- Maturity financial asset		Derivatives for hedging		Total
	Held for trading		Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	(Won)	—	(Won)	—	(Won)	6,844,663	(Won)	—	(Won)	—	(Won)	—	(Won)	6,844,663
Financial assets at fair value through profit or loss		3,952,927		45,551		—		—		—		—		3,998,478
Derivatives		2,389,891		—		—		—		—		205,230		2,595,121
Loans receivable		—		—		197,621,004		—		—		—		197,621,004
Financial investments		—		—		—		22,281,548		13,908,102		—		36,189,650
Other financial assets		—		—		6,074,383		—		—		—		6,074,383

	(Won)	6,342,818	(Won)	45,551	(Won)	210,540,050	(Won)	22,281,548	(Won)	13,908,102	(Won)	205,230	(Won)	253,323,299

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	(Won)	1,279,869	(Won)	—	(Won)	—	(Won)	1,279,869
Derivatives		1,996,621		—		239,738		2,236,359
Deposits		—		179,877,061		—		179,877,061
Debts		—		11,744,389		—		11,744,389
Debentures		—		29,107,316		—		29,107,316
Other financial liabilities		—		9,170,645		—		9,170,645

	(Won)	3,276,490	(Won)	229,899,411	(Won)	239,738	(Won)	233,415,639

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

7. Due from financial institutions

The details of due from financial institutions as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate(%)	June 30, 2011		Dec. 31, 2010

Due from financial institutions in won	Due from Bank of Korea	Bank of Korea	0.00~3.34	(Won)	3,781,460	(Won)	2,825,109
	Due from banking institution	The Korea Exchange Bank and others	0.00~8.05		290,009		296,732
	Due from others	The Korea Exchange and others	0.00~3.20		1,507,292		888,733

					5,578,761		4,010,574

Due from financial institutions in foreign currency	Due from banks in foreign currency	Bank of Korea and others	—		224,777		269,498
	Time deposit in foreign currency	Agricultural Bank of China and others	0.00~8.00		474,609		286,242
	Due from others	Eugene Investment & Futures and others	0.00~0.10		45,179		40,574

					744,565		596,314

				(Won)	6,323,326	(Won)	4,606,888

Due from financial institutions, classified by financial institutions as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	In won		In foreign currency		Total
Bank of Korea	(Won)	3,781,460	(Won)	110,495	(Won)	3,891,955
Other banking institutions		290,009		619,599		909,608
Other financial institutions		1,507,292		14,471		1,521,763

	(Won)	5,578,761	(Won)	744,565	(Won)	6,323,326

(In millions of Korean won)	Dec. 31, 2010
	In won		In foreign currency		Total
Bank of Korea	(Won)	2,825,109	(Won)	147,439	(Won)	2,972,548
Other banking institutions		296,732		436,412		733,144
Other financial institutions		888,733		12,463		901,196

	(Won)	4,010,574	(Won)	596,314	(Won)	4,606,888

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Restricted due from financial institutions as of June 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)		Financial Institution	June 30, 2011		Dec. 31, 2010		Reason for restriction

Due from financial institutions in won	Due from Bank of Korea	Bank of Korea	(Won)	3,781,460	(Won)	2,825,109	Bank of Korea Act
	Due from Banking institution	Standard Chartered First Bank and others		44,206		4,188	Pledged as collateral for the overdraft facility and others
	Due from others	The Korea Exchange and others		46,799		334,002	Market entry deposit

				3,872,465		3,163,299

Due from financial institutions in foreign currencies	Due from banks in foreign currency	Bank of Korea and others		114,840		151,403	Bank of Korea Act
	Due from Banks in foreign currency	Agricultural Bank of China and others		37,270		28,814	China’s New Foreign Bank Regulations
	Other dues	Eugene Investment & Futures and others		15,243		16,537	Derivatives margin account

				167,353		196,754

			(Won)	4,039,818	(Won)	3,360,053

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
		June 30, 2011
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Related liability
Financial assets held for trading	Korea Securities Depository and others	(Won)	44,037	(Won)	42,090	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		1,066,922		1,005,830	Securities lending transactions
	Samsung Futures Inc. and others		113,000		95,772	Substitute securities of derivatives transitions[1]

			1,223,959		1,143,692

Available-for-sale financial assets	Bank of Korea		4,671		4,600	Borrowings from Bank of Korea
	Samsung Futures Inc. and others		4,872		4,851	Substitute securities of derivatives transitions[1]

			9,543		9,451

Held-to-maturity financial assets	Korea Securities Depository and others		2,807,398		2,811,000	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		135,841		140,000	Securities lending transactions
	Bank of Korea		1,137,329		1,150,000	Borrowings from Bank of Korea
	Bank of Korea		931,984		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		474,753		479,850	Substitute securities of derivatives transitions[1]
	Others		975,898		950,300	Other

			6,463,203		6,465,950

Mortgage loans[2]	Others		1,413,314		1,413,314	Covered Bond

		(Won)	9,110,019	(Won)	9,032,407

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)
		Dec. 31, 2010
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Related liability
Financial assets held for trading	Korea Securities Depository and others	(Won)	72,693	(Won)	69,669	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		1,149,621		1,092,620	Securities lending transactions
	Samsung Futures Inc. and others		24,280		21,471	Substitute securities of derivatives transitions[1]

			1,246,594		1,183,760

Available-for-sale financial assets	Korea Securities Depository and others		228,609		220,000	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		5,425		5,000	Securities lending transactions
	Bank of Korea		19,392		20,000	Borrowings from Bank of Korea
	Bank of Korea		706		700	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		21,316		20,869	Substitute securities of derivatives transitions[1]
	Others		619,975		600,000	Other

			895,423		866,569

Held-to-maturity financial assets	Korea Securities Depository and others		2,802,875		2,814,000	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		134,384		140,000	Securities lending transactions
	Bank of Korea		1,080,959		1,100,000	Borrowings from Bank of Korea
	Bank of Korea		597,303		604,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		590,579		596,729	Substitute securities of derivatives transitions[1]
	Others		350,417		350,000	Other

			5,556,517		5,605,529

Mortgage loans[2]	Others		1,565,649		1,565,649	Covered bond

		(Won)	9,264,183	(Won)	9,221,507

[1]	Substitute securities of derivatives transitions: Securities in derivative transactions that can be deposited for consignment guarantee and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

[2]	Carrying amounts of mortgage loans are the amounts before allowances for loans losses.
[3]	The related bonds sold under repurchase agreements are (Won) 1,178,438 million and (Won) 977,958 million as of June 30, 2011 and December 31, 2010, respectively.

The fair values of available collaterals to sell and repledge as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Fair value of collateral		Fair value of available collateral to sell and repledge
Securities	(Won)	2,251,796	(Won)	—

	(Won)	2,251,796	(Won)	—

(In millions of Korean won)	Dec. 31, 2010
	Fair value of collateral		Fair value of available collateral to sell and repledge
Securities	(Won)	1,969,883	(Won)	—

	(Won)	1,969,883	(Won)	—

Loaned securities as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010		Borrower

Government and public bonds	(Won)	674,928	(Won)	880,448	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		23,303		23,645	Korea Securities Depository Corp. and others

	(Won)	698,231	(Won)	904,093

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engage in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engage in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in won;

•	Cross-currency swaps, forwards and options relating to foreign exchange risks,

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

•	Stock index option linked with the KOSPI index.

Especially, the Group uses cross currency swaps and interest rate swaps to hedge the risk of changes in the fair values related to the changes of interest rate and foreign exchange rate of subordinated debts in won, structured debts and financial debts in foreign currencies.

The changes of all derivatives except for the derivatives designated as hedging instruments, are recognized as net gain or loss from financial instruments at fair value through profit or loss in the interim consolidated statement of comprehensive income. All changes in the fair value of a derivative designated as hedging instruments and changes in the fair value of a hedged item attributable to the hedged risk are recognized as other operating income and expenses in the consolidated statement of comprehensive income.

The details of derivative financial instruments for trading as of June 30, 2011, are as follows:

(In millions of Korean won)	Notional amount[1]		Assets		Liabilities
Interest rate
Futures[2]	(Won)	1,687,480	(Won)	—	(Won)	—
Swaps		90,716,032		339,432		496,995
Options		10,789,431		51,668		46,819

		103,192,943		391,100		543,814

Currency
Forwards		32,830,149		738,895		424,914
Futures[2]		447,678		187		4
Swap		15,180,290		949,756		646,953
Options		1,484,960		12,559		11,404

		49,943,077		1,701,397		1,083,275

Stock and index
Futures[2]		95,197		6		30
Swaps		49,615		3,034		1
Options		1,450,778		108,522		73,552

		1,595,590		111,562		73,583

Credit
Swap		200,000		1,047		—

		200,000		1,047		—

Other		60,000		3,341		3,191

	(Won)	154,991,610	(Won)	2,208,447	(Won)	1,703,863

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of derivative financial instruments for trading as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount[1]		Assets		Liabilities
Interest rate
Futures[2]	(Won)	1,067,923	(Won)	—	(Won)	—
Swaps		94,605,711		472,076		666,254
Options		10,401,894		48,480		47,202

		106,075,528		520,556		713,456

Currency
Forwards		36,849,872		874,400		308,487
Futures[2]		609,989		—		—
Swap		16,870,518		932,319		813,419
Options		1,017,904		14,139		14,332

		55,348,283		1,820,858		1,136,238

Stock and index
Futures[2]		168,621		—		—
Swaps		7,638		2,114		—
Options		2,099,162		40,663		143,359

		2,275,421		42,777		143,359

Credit
Swap		200,000		1,958		—

		200,000		1,958		—

Other		60,000		3,742		3,568

	(Won)	163,959,232	(Won)	2,389,891	(Won)	1,996,621

[1]

For transactions between won and foreign currencies, notional amount is presented using the basic foreign exchange rate at the end of the reporting period based on the contract amount in foreign currencies. For transactions between foreign currencies, the notional amount is presented using the basic foreign exchange rate at the end of the reporting period based on foreign currencies purchased.

[2]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Fair value hedge

Fair value of derivatives designated as hedging instruments as of June 30, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	(Won)	4,155,238	(Won)	162,481	(Won)	8,957

Currency
Swap		1,078,100		—		227,263

Other		190,000		—		22,298

	(Won)	5,423,338	(Won)	162,481	(Won)	258,518

Fair value of derivatives designated as hedging instruments as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	(Won)	4,440,700	(Won)	205,230	(Won)	21,205

Currency
Swap		1,138,900		—		193,376

Other		190,000		—		25,157

	(Won)	5,769,600	(Won)	205,230	(Won)	239,738

Gains and losses from fair value hedging instruments and hedged items attributable to the hedge risk for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010

Total gains (losses) on hedging instruments	(Won)	(2,082)	(Won)	194,038
Total gains (losses) on the hedged item attributable to the hedged risk		8,504		(175,521)

	(Won)	6,422	(Won)	18,517

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

10. Loans

Loans as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Loans	(Won)	209,813,631	(Won)	201,065,468
Deferred loan origination fees and costs		353,751		311,712
Less: Allowances for loan losses		(3,724,457)		(3,756,176)

Carrying amount	(Won)	206,442,925	(Won)	197,621,004

Loans to bank customers as of 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Loans	(Won)	3,418,696	(Won)	2,819,202
Less: Allowances for loan losses		(942)		(1,158)

Carrying amount	(Won)	3,417,754	(Won)	2,818,044

Loans to customers other than banks as of June 30, 2011 and December 31, 2010, consist of:

(In millions of Korean won)	June 30, 2011
	Retail		Corporate		Credit card		Total

Loans in won	(Won)	102,006,640	(Won)	78,672,436	(Won)	—	(Won)	180,679,076
Loans in foreign currency		69,441		4,220,475		—		4,289,916
Domestic import usance bills		—		3,677,394		—		3,677,394
Off-shore funding loans		—		898,902		—		898,902
Call loan		—		1,245,347		—		1,245,347
Bills bought in won		—		16,346		—		16,346
Bills bought in foreign currency		—		2,264,077		—		2,264,077
Payment on guarantees		—		166,807		—		166,807
Credit card receivables in won		—		—		12,216,102		12,216,102
Credit card receivables in foreign currency		—		—		980		980
Bonds purchased under repurchase agreements		—		178,337		—		178,337
Privately placed bonds		—		1,115,402		—		1,115,402
		102,076,081		92,455,523		12,217,082		206,748,686
Rate (%)		49.37		44.72		5.91		100.00
Allowances		(591,454)		(2,759,646)		(372,415)		(3,723,515)

	(Won)	101,484,627	(Won)	89,695,877	(Won)	11,844,667	(Won)	203,025,171

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)	June 30, 2011
	Retail		Corporate		Credit card		Total

Loans in won	(Won)	98,996,739	(Won)	74,248,496	(Won)	—	(Won)	173,245,235
Loans in foreign currency		65,681		4,314,827		—		4,380,508
Domestic import usance bills		—		2,611,208		—		2,611,208
Off-shore funding loans		—		962,305		—		962,305
Call loan		—		143,213		—		143,213
Bills bought in won		—		21,731		—		21,731
Bills bought in foreign currencies		—		2,226,960		—		2,226,960
Payment on guarantees		—		191,050		—		191,050
Credit card receivables in won		—		—		12,409,606		12,409,606
Credit card receivables in foreign currency		—		—		924		924
Bonds purchased under repurchase agreements		—		230,000		—		230,000
Privately placed bonds		—		2,135,238		—		2,135,238
		99,062,420		87,085,028		12,410,530		198,557,978
Rate (%)		49.89		43.86		6.25		100.00
Allowances		(520,843)		(2,906,610)		(327,565)		(3,755,018)

	(Won)	98,541,577	(Won)	84,178,418	(Won)	12,082,965	(Won)	194,802,960

The changes in deferred loan origination fees and costs for the six-month periods ended June 30, 2011 and 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in won	(Won)	365,774	(Won)	120,240	(Won)	77,497	(Won)	—	(Won)	408,517
Other origination costs		—		2		1		—		1

		365,774		120,242		77,498		—		408,518

Deferred loan origination fees
Loans in won		(46,245)		(13,344)		(10,311)		—		(49,278)
Credit card		(2,438)		—		(1,851)		—		(587)
Other origination fees		(5,379)		(1,009)		(1,472)		14		(4,902)

		(54,062)		(14,353)		(13,634)		14		(54,767)

	(Won)	311,712	(Won)	105,889	(Won)	63,864	(Won)	(14)	(Won)	353,751

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	June 30, 2010
(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Deferred loan origination costs
Loans in won	(Won)	326,475	(Won)	59,720	(Won)	53,866	(Won)	332,329

		326,475		59,720		53,866		332,329

Deferred loan origination fees
Loans in won		(55,334)		(5,904)		(11,130)		(50,108)
Credit card		(17,249)		(3,881)		(13,583)		(7,547)
Other origination fees		(7,544)		(532)		(2,252)		(5,824)

		(80,127)		(10,317)		(26,965)		(63,479)

	(Won)	246,348	(Won)	49,403	(Won)	26,901	(Won)	268,850

11. Allowances for Loan Losses

The changes in allowances for loan losses loan for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)
	June 30, 2011
	Retail		Corporate		Credit card		Total

Beginning	(Won)	520,843	(Won)	2,907,747	(Won)	327,586	(Won)	3,756,176
Written-off		(115,855)		(537,286)		(169,299)		(822,440)
Collection of written-off loans		59,024		91,548		102,630		253,202
Sale or repurchase		(16,097)		(237,994)		(92)		(254,183)
Other changes		16,881		29,382		2,358		48,621
Foreign exchange translation		(5)		(4,489)		—		(4,494)
Exemption of discounts effect		(16,253)		(42,793)		(2,480)		(61,526)
Contribution (Reversal) [1]		142,916		554,473		111,712		809,101

Ending	(Won)	591,454	(Won)	2,760,588	(Won)	372,415	(Won)	3,724,457

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)
	June 30, 2010
	Retail		Corporate		Credit card		Total

Beginning	(Won)	415,340	(Won)	2,516,460	(Won)	336,955	(Won)	3,268,755
Written-off		(98,290)		(420,033)		(184,932)		(703,255)
Collection of written-off loans		61,714		57,147		124,682		243,543
Sale or repurchase		(1,510)		(25,495)		(360)		(27,365)
Other changes		8,519		31,875		2,880		43,274
Foreign exchange translation		21		8,068		—		8,089
Exemption of discounts effect		(8,773)		(32,666)		(2,225)		(43,664)
Contribution (Reversal)[1]		124,659		1,148,082		73,088		1,345,829

Ending	(Won)	501,680	(Won)	3,283,438	(Won)	350,088	(Won)	4,135,206

[1]

Besides above contribution to (reversal of) allowances for loan losses, contribution to (reversal of) provisions for credit losses consists of contribution to (reversal of) provisions for unused commitments and guarantees (Note 22), contribution to (reversal of) provisions for financial guarantee contracts (Note 22), and contribution to (reversal of) allowances for loan losses on other assets (Note 17) are included.

The Group holds written-off loans, over which the Group still has claims against the borrowers and guarantors, amounting to (Won) 13,264,775 million, and (Won) 13,105,365 million, as of June 30, 2011 and December 31, 2010, respectively.

The ratio of allowances for loan losses as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Loans	(Won)	210,167,382	(Won)	201,377,180
Allowances for loan losses		3,724,457		3,756,176
Percentage (%)		1.77		1.87

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	June 30, 2011		Dec. 31, 2010
Financial assets held for trading
Debt securities:
Government and public bonds	(Won)	1,256,161	(Won)	742,484
Financial bonds		1,777,972		2,106,979
Corporate bonds		741,697		459,481
Asset-backed securities		99,187		171,712
Others		117,037		56,043
Equity securities:
Stocks		145,556		57,933
Beneficiary certificates		257,456		358,295

		4,395,066		3,952,927

Financial assets designated at fair value through profit or loss
Debt securities:
Financial bond		341,951		139
Equity securities:
Beneficiary certificates		77,055		45,412

		419,006		45,551

Total financial assets through profit or loss	(Won)	4,814,072	(Won)	3,998,478

Available-for-sale financial assets
Debt securities:
Government and public bonds	(Won)	5,936,769	(Won)	6,741,084
Financial bonds		5,834,890		5,758,716
Corporate bonds		4,723,550		4,586,077
Asset-backed securities		1,660,660		1,830,881
Others		168,726		208,966
Equity securities:
Stocks		2,065,196		1,910,970
Equity investments		88,429		85,131
Beneficiary certificates		1,193,133		1,159,723

		21,671,353		22,281,548

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,701,883		6,339,677
Financial bonds		1,175,562		1,215,746
Corporate bonds		6,043,256		5,960,379
Asset-backed securities		325,524		392,300

		13,246,225		13,908,102

Total financial investments	(Won)	34,917,578	(Won)	36,189,650

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The impairment losses and the reversal of impairment loss in investment securities for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Impairment		Reversal		Impairment		Reversal
Available-for-sale financial assets	(Won)	27,424	(Won)	—	(Won)	38,813	(Won)	—
Held-to-maturity financial assets		126		—		478		—

	(Won)	27,550	(Won)	—	(Won)	39,291	(Won)	—

13. Investments in accounted for using the equity method

Investments in associates as of June 30, 2011 and December 31, 2010, are as follows:

Investments in associates:

	June 30, 2011
(in millions of Korean won)	Ownership (%)	Carrying amount		Industry	Location

Balhae Infrastructure Fund[1]	12.61	(Won)	125,904	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		3,507	Credit Information	Korea
United Asset Management Co., Ltd.[1]	17.50		91,535	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		364,691	Banking	Kazakhstan
Preference share[2]	93.15			Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		9,886	Investment finance	Korea
KB Global Star Game & Apps SPAC[1]	0.23		47	SPAC	Korea
Powerrex Corporation Co., Ltd.[3]	18.75		—	Manufacture of machine	Korea
Semiland Co., Ltd.	21.32		2,186	Manufacture of chemical products	Korea
Seho Robo Ind. Co., Ltd.	22.73		1,144	Manufacture of machine	Korea
Serit Platform Co., Ltd.	21.72		1,528	Communications	Korea
Sehwa Electronics Co., Ltd.	20.95		3,458	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	20.40		680	Manufacture of semiconductor equipment	Korea
KT Wibro infrastructure	40.34		102,536	Communications	Korea
Joam Housing Development Co., Ltd.[4]	15.00		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[5]	18.50		90,517	Other finance	Korea

		(Won)	797,619

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	Dec. 31, 2010
(in millions of Korean won)	Ownership (%)	Carrying amount		Industry	Location

Balhae Infrastructure Fund[1]	12.61	(Won)	120,274	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		3,194	Credit Information	Korea
United Asset Management Co., Ltd. [1]	17.50		85,622	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		390,157	Banking	Kazakhstan
Preference share[2]	93.15			Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		10,438	Investment finance	Korea
KB Global Star Game & Apps SPAC[1]	3.23		1,034	SPAC	Korea
Powerrex Corporation Co., Ltd.[3]	18.75		1,951	Manufacture of machine	Korea
Semiland Co., Ltd.	21.32		2,095	Manufacture of chemical products	Korea
Seho Robo Ind. Co., Ltd.	22.73		820	Manufacture of machine	Korea
Serit Platform Co., Ltd.	21.72		1,438	Communications	Korea
Sehwa Electronics Co., Ltd.	20.95		3,385	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	20.40		857	Manufacture of semiconductor equipment	Korea
Solice Co., Ltd.	20.30		2,007	Manufacture of semiconductor equipment	Korea
KT Wibro infrastructure	40.34		100,139	Communications	Korea
Joam Housing Development Co., Ltd.[4]	15.00		—	Housing	Korea

		(Won)	723,411

[1]

As of June 30, 2011 and December 31, 2010, the Group holds the right to appoint a member of Nominating Committee and to appoint a director of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., United Asset Management Co., Ltd., and KB Global Star Game & Apps SPAC, therefore, has significant influence in electing a member of management who can participate in the decision-making process relating to the financial and business policies.

[2]

Fair value of shares of JSC Bank CenterCredit, reflecting the published market price, as of June 30, 2011, and December 31, 2010, of (Won) 172,602 million and (Won) 217,164 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are same in economic substance except for the voting rights, and therefore the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]

The Group’s ownership in Powerrex Corporation Co., Ltd. and Testian Co., Ltd. are 33.54%, 27.39% and 33.54%, 27.97%, respectively, when taking into consideration the potential voting rights of redeemable preference shares and convertible bond held by the Group into consideration as of June 30, 2011, and December 31, 2010.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

[4]	Although the Group holds less than 20%, it is accounted for using the equity method as the Group has a seat in the board of directors.
[5]

As of June 30, 2011, the Group holds the right to distribute residual property, appoint key corporate officers and remove general partner in general meeting, and general partner of United PF 1st Recovery Private Equity Fund is United Asset Management Corporation Ltd. which is an associate of the Group. Therefore, the Group has significant influence to participate in the financial and operating policy decisions of the investee.

Significant financial information of associates:

	June 30, 2011
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Net Income (loss)

Balhae Infrastructure Fund	(Won)	1,000,997	(Won)	2,161	(Won)	945,676	(Won)	998,836	(Won)	33,952	(Won)	29,834
Korea Credit Bureau Co., Ltd.		46,335		7,368		10,000		38,967		18,066		3,491
United Asset Management Co., Ltd.		2,738,047		2,199,527		2,430		538,520		191,338		47,087
JSC Bank CenterCredit		8,518,859		7,901,463		546,794		617,396		177,111		1,605
KoFC KBIC Frontier Champ 2010-5(PEF)		20,635		249		21,000		20,386		6		(552)
KB Global Star Game & Apps SPAC		21,407		1,214		862		20,193		—		121
Powerrex Corporation Co., Ltd.		16,669		16,975		800		(306)		3,796		(3,108)
Semiland Co., Ltd.		10,008		5,246		985		4,762		4,038		174
Seho Robo Ind. Co., Ltd.		9,987		4,953		966		5,034		8,319		1,413
Serit Platform Co., Ltd.		7,455		4,858		1,000		2,597		4,228		411
Sehwa Electronics Co., Ltd.		27,292		11,391		1,050		15,901		11,833		301
Testian Co., Ltd.		2,363		1,636		1,030		727		147		(265)
Solice Co., Ltd.		9,964		12,760		2,291		(2,796)		6,630		(7,918)
KT Wibro infrastructure		298,298		47,838		24,792		250,460		505		799
Joam Housing Development Co., Ltd. [1]		75,394		78,662		50		(3,268)		2,513		(324)
United PF 1st Recovery Private Equity Fund		520,000		—		520,000		520,000		—		—

[1]	Financial information is for the three-month period ended March 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues[1]		Net Income (loss)[1]

Balhae Infrastructure Fund	(Won)	956,234	(Won)	2,061	(Won)	903,305	(Won)	954,173	(Won)	32,763	(Won)	28,909
Korea Credit Bureau Co., Ltd.		44,983		9,507		10,000		35,476		11,874		(1,729)
United Asset Management Co., Ltd.		1,782,180		1,292,911		2,430		489,269		5,456		990
JSC Bank CenterCredit		9,451,778		8,811,764		546,794		640,014		146,014		14,733
KoFC KBIC Frontier Champ 2010-5(PEF)		20,991		53		21,000		20,938		—		—
KB Global Star Game & Apps SPAC		21,124		1,206		862		19,918		—		—
Powerrex Corporation Co., Ltd.		16,020		13,218		800		2,802		5,296		(537)
Semiland Co., Ltd.		9,660		5,072		985		4,588		3,717		282
Seho Robo Ind. Co., Ltd.		8,696		5,087		966		3,609		6,147		949
Serit Platform Co., Ltd.		6,646		4,460		1,000		2,186		3,185		(284)
Sehwa Electronics Co., Ltd.		31,511		15,955		1,050		15,556		14,261		(236)
Testian Co., Ltd.		2,442		1,549		1,005		893		274		53
Solice Co., Ltd.		15,231		9,823		2,291		5,408		—		—
KT Wibro infrastructure		255,680		7,619		24,792		248,061		—		—
Joam Housing Development Co., Ltd.		68,292		71,707		50		(3,415)		—		—

[1]	Revenues and net loss are for the six-month period ended June 30, 2010.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The changes in carrying amount of investments accounted for using the equity method for the six-month period ended June 30, 2011, are as follows:

	June 30, 2011
(In millions of Korean won)	Beginning		Acquisition (disposal)		Dividends		Gain (loss)		Other comprehensive income		Others		Ending
Associates

Balhae Infrastructure Fund	(Won)	120,274	(Won)	5,609	(Won)	(3,740)	(Won)	3,761	(Won)	—	(Won)	—	(Won)	125,904
Korea Credit Bureau Co., Ltd.		3,194		—		—		313		—		—		3,507
United Asset Management Co., Ltd.		85,622		—		—		5,913		—		—		91,535
JSC Bank CenterCredit		390,157		—		—		(3,810)		(21,656)		—		364,691
KoFC KBIC Frontier Champ 2010-5(PEF)		10,438		—		—		(552)		—		—		9,886
KB Global Star Game & Apps SPAC		1,034		(1,011)		—		16		(6)		14		47
Powerrex Corporation Co., Ltd.		1,951		—		—		(1,951)		—		—		—
Semiland Co., Ltd.		2,095		—		(11)		102		—		—		2,186
Seho Robo Ind. Co., Ltd.		820		—		—		324		—		—		1,144
Serit Platform Co., Ltd.		1,438		—		—		90		—		—		1,528
Sehwa Electronics Co., Ltd.		3,385		—		—		64		9		—		3,458
Testian Co., Ltd.		857		—		—		(177)		—		—		680
Solice Co., Ltd.		2,007		(2,007)		—		—		—		—		—
KT Wibro infrastructure		100,139		—		—		2,397		—		—		102,536
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		—		96,200		—		(5,683)		—		—		90,517

		723,411		98,791		(3,751)		807		(21,653)		14		797,619

Joint venture

Burrill-KB Life Science Fund		—		—		—		—		—		—		—

		—		—		—		—		—		—		—

	(Won)	723,411	(Won)	98,791	(Won)	(3,751)	(Won)	807	(Won)	(21,653)	(Won)	14	(Won)	797,619

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The changes in carrying amount of investments accounted for using the equity method for the six-month period ended June 30, 2010, are as follows:

	June 30, 2010
(In millions of Korean won)	Beginning		Acquisition (disposal)		Dividends		Gain (loss)		Other comprehensive income		Others		Ending
Associates

Balhae Infrastructure Fund	(Won)	114,623	(Won)	2,307	(Won)	(3,661)	(Won)	3,644	(Won)	—	(Won)	—	(Won)	116,913
Korea Credit Bureau Co., Ltd.		2,769		—		—		(156)		—		—		2,613
United Asset Management Co., Ltd.		11,992		72,800		—		(4,513)		—		—		80,279
JSC Bank CenterCredit		474,502		136,565		—		15,617		32,575		—		659,259
Powerrex Corporation Co., Ltd.		1,782		—		—		59		—		—		1,841
Semiland Co., Ltd.		1,886		—		(11)		110		—		—		1,985
Seho Robo Ind. Co., Ltd.		605		—		—		216		—		—		821
Serit Platform Co., Ltd.		1,500		—		—		(124)		—		—		1,376
Sehwa Electronics Co., Ltd.		3,508		—		(11)		(49)		—		—		3,448
Testian Co., Ltd.		500		320		—		35		—		—		855
Solice Co., Ltd.		—		2,007		—		—		—		—		2,007
Ray Co., Ltd.		1,050		(1,050)		—		—		—		—
Joam Housing Development Co., Ltd.		—		8		—		—		—		—		8

		614,717		212,957		(3,683)		14,839		32,575		—		871,405

Joint venture

Burrill-KB Life Science Fund		—		372		—		(372)		—		—		—

		—		372		—		(372)		—		—		—

	(Won)	614,717	(Won)	213,329	(Won)	(3,683)	(Won)	14,467	(Won)	32,575	(Won)	—	(Won)	871,405

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Investments in joint venture as of June 30, 2011 and December 31, 2010, are as follows :

Information of joint venture:

	June 30, 2011
(in millions of Korean won)	Ownership (%)	Carrying amount		Fair value		Industry	Location

Burrill-KB Life Science Fund	35.53	(Won)	—	(Won)	—	New growth power biotech corporation investment	Korea

	Dec. 31, 2010
(in millions of Korean won)	Ownership (%)	Carrying amount		Fair value		Industry	Location

Burrill-KB Life Science Fund	35.53	(Won)	—	(Won)	—	New growth power biotech corporation investment	Korea

Financial information of joint venture:

	June 30, 2011
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Net loss
Burrill-KB Life Science Fund	(Won)	—	(Won)	2,081	(Won)	1,048	(Won)	(2,081)	(Won)	—	(Won)	(469)

	Dec. 31, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues[1]		Net loss[1]
Burrill-KB Life Science Fund	(Won)	—	(Won)	1,612	(Won)	1,048	(Won)	(1,612)	(Won)	—	(Won)	(644)

[1]	Revenues and net loss are for the six-month period ended June 30, 2010.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Share in the profit or loss of associates and joint ventures for the six-month periods ended June 30, 2011 and 2010, is as follows:

	June 30, 2011
(In millions of Korean won)	Share in profit (loss) of equity method investments		Gain (loss) on disposal of investments		Impairment loss
Associates

Balhae Infrastructure Fund	(Won)	3,761	(Won)	—	(Won)	—
Korea Credit Bureau Co., Ltd.		313		—		—
United Asset Management Co., Ltd.		5,913		—		—
JSC Bank CenterCredit		(3,810)		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		(552)		—		—
KB Global Star Game & Apps SPAC		16		237		—
Powerrex Corporation Co., Ltd.		(1,951)		—		—
Semiland Co., Ltd.		102		—		—
Seho Robo Ind. Co., Ltd.		324		—		—
Serit Platform Co., Ltd.		90		—		—
Sehwa Electronics Co., Ltd.		64		—		—
Testian Co., Ltd.		(177)		—		—
KT Wibro Infrastructure		2,397		—		—
United PF 1st Recovery Private Equity Fund		(5,683)

		807		237		—

Joint venture						—

Burrill-KB Life Science Fund		—		—		—

	(Won)	807	(Won)	237	(Won)	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	June 30, 2010
(In millions of Korean won)	Share of profit (loss) for equity method investments		Gain (loss) on disposal of investments		Impairment loss
Associates

Balhae Infrastructure Fund	(Won)	3,644	(Won)	—	(Won)	—
Korea Credit Bureau Co., Ltd.		(156)		—		—
United Asset Management Co., Ltd.		(4,513)		—		—
JSC Bank CenterCredit		15,617		—		—
Powerrex Corporation Co., Ltd.		59
Semiland Co., Ltd.		110
Seho Robo Ind. Co., Ltd.		216
Serit Platform Co., Ltd.		(124)
Sehwa Electronics Co., Ltd.		(49)
Testian Co., Ltd.		35

		14,839		—		—

Joint ventures						—

Burrill-KB Life Science Fund		(372)		—		—

	(Won)	14,467	(Won)	—	(Won)	—

14. Property and Equipment, and Investment Property

The details of property and equipment as of June 30, 2011 and December 31, 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	(Won)	2,001,512	(Won)	—	(Won)	(581)	(Won)	2,000,931
Buildings		1,176,117		(286,811)		(2,662)		886,644
Leasehold improvements		457,124		(395,755)		—		61,369
Equipment and vehicles		1,663,594		(1,491,202)		—		172,392
Construction in-progress		1,347		—		—		1,347
Financial lease assets		43,697		(28,066)		—		15,631

	(Won)	5,343,391	(Won)	(2,201,834)	(Won)	(3,243)	(Won)	3,138,314

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	(Won)	2,023,447	(Won)	—	(Won)	(583)	(Won)	2,022,864
Buildings		1,168,155		(274,267)		(2,668)		891,220
Leasehold improvements		429,790		(379,156)		—		50,634
Equipment and vehicles		1,640,867		(1,466,049)		—		174,818
Construction in-progress		119		—		—		119
Financial lease assets		33,045		(22,440)		—		10,605

	(Won)	5,295,423	(Won)	(2,141,912)	(Won)	(3,251)	(Won)	3,150,260

The changes in property and equipment for the six-month period ended June 30, 2011, are as follows:

(In millions of Korean won)

	Beginning		Acquisition		Transfers		Disposal		Depreciation[1]		Others		Ending

Land	(Won)	2,022,864	(Won)	91	(Won)	(22,004)	(Won)	—	(Won)	—	(Won)	(20)	(Won)	2,000,931
Buildings		891,220		1,315		7,963		—		(13,788)		(66)		886,644
Leasehold improvements		50,634		8,773		18,723		(176)		(18,125)		1,540		61,369
Equipment and vehicles		174,818		55,364		—		(181)		(57,527)		(82)		172,392
Construction in-progress		119		33,215		(31,987)		—		—		—		1,347
Financial lease assets		10,605		10,651		—		—		(5,625)		—		15,631

	(Won)	3,150,260	(Won)	109,409	(Won)	(27,305)	(Won)	(357)	(Won)	(95,065)	(Won)	1,372	(Won)	3,138,314

[1]	Including (Won) 42 million presented as other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The changes in property and equipment for the six-month period ended June 30, 2010, are as follows:

(In millions of Korean won)

	Beginning		Acquisition		Transfers		Disposal		Depreciation[1]		Others		Ending

Land	(Won)	2,009,714	(Won)	—	(Won)	(2,281)	(Won)	(1,047)	(Won)	—	(Won)	1,798	(Won)	2,008,184
Buildings		889,583		41		6,044		(571)		(13,423)		1,327		883,001
Leasehold improvements		61,718		331		11,161		(92)		(18,115)		517		55,520
Equipment and vehicles		274,077		12,322		—		(156)		(74,919)		177		211,501
Construction in-progress		350		18,255		(17,918)		—		—		—		687
Financial lease assets		22,469		—		—		—		(5,932)		—		16,537

	(Won)	3,257,911	(Won)	30,949	(Won)	(2,994)	(Won)	(1,866)	(Won)	(112,389)	(Won)	3,819	(Won)	3,175,430

[1]	Including (Won) 44 million presented as other operating expenses in the statement of comprehensive income.

The changes in accumulated impairment losses of property and equipment for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)

June 30, 2011
Beginning	Provision		Reversal		Others	Ending
(Won)3,251	(Won)	—	(Won)	—	(Won) (8)	(Won)	3,243

(In millions of Korean won)

June 30, 2010
Beginning	Provision		Reversal		Others		Ending
(Won)4,084	(Won)	—	(Won)	—	(Won)	(833)	(Won)	3,251

The details of investment property as of June 30, 2011 and December 31, 2010, are as follow:

	June 30, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	(Won)	58,066	(Won)	—	(Won)	58,066
Buildings		22,593		(5,701)		16,892

	(Won)	80,659	(Won)	(5,701)	(Won)	74,958

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	(Won)	38,633	(Won)	—	(Won)	38,633
Buildings		18,941		(4,653)		14,288

	(Won)	57,574	(Won)	(4,653)	(Won)	52,921

As of June 30, 2011 and December 31, 2010, fair value of the investment properties amounts to (Won) 56,949 million and (Won) 47,926 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment property for the six-month periods ended June 30, 2011 and 2010, amounts to (Won) 425 million and (Won) 355 million, respectively. No operating expense (including repair and maintenance expense) was incurred from either the rental earning or non-rental earning investment property.

The changes in investment property for the six-month period ended June 30, 2011, are as follows:

(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending

Land	(Won)	38,633	(Won)	19,433	(Won)	—	(Won)	58,066
Buildings		14,288		2,872		(268)		16,892

	(Won)	52,921	(Won)	22,305	(Won)	(268)	(Won)	74,958

The changes in investment property for the six-month period ended June 30, 2010, are as follows:

(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending

Land	(Won)	50,037	(Won)	3,655	(Won)	—	(Won)	53,692
Buildings		17,940		939		(265)		18,614

	(Won)	67,977	(Won)	4,594	(Won)	(265)	(Won)	72,306

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Property and equipment insured as of June 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)

Type	Assets insured	Insurance coverage				Insurance company
		June 30, 2011		Dec. 31, 2010
General property insurance	Buildings [1]	(Won)	1,060,082	(Won)	986,576	Samsung Fire &
	Leasehold improvements		163,924		144,267	Marine Insurance Co., Ltd. and others
	Equipment and vehicles and others		180,914		168,920

		(Won)	1,404,920	(Won)	1,299,763

[1]	Buildings include office buildings, investment properties and assets held for sale.

15. Intangible Assets

The details of intangible assets as of June 30, 2011 and December 31, 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Acquisition cost		Amortization		Total
Goodwill	(Won)	143,209	(Won)	—	(Won)	143,209
Other intangible assets		600,052		(360,704)		239,348

	(Won)	743,261	(Won)	(360,704)	(Won)	382,557

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Amortization		Total
Goodwill	(Won)	143,209	(Won)	—	(Won)	143,209
Other intangible assets		583,975		(309,188)		274,787

	(Won)	727,184	(Won)	(309,188)	(Won)	417,996

The details of goodwill as of June 30, 2011 and December 31, 2010, are as follows:

	June 30, 2011				Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Total		Acquisition cost		Total
Housing & Commercial Bank	(Won)	65,288	(Won)	65,288	(Won)	65,288	(Won)	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
Powernet Technologies Co., Ltd.		6,454		6,454		6,454		6,454

	(Won)	143,209	(Won)	143,209	(Won)	143,209	(Won)	143,209

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The goodwill related to Housing & Commercial Bank (“H&CB”), KB Cambodia Bank and KB Investment Securities arose prior to the K-IFRS transition date, and the goodwill amount as of the K-IFRS transition date was recognized in accordance with previous Korean GAAP. Meanwhile, there are no changes in the carrying amounts of the goodwill for the six-month periods ended June 30, 2011 and 2010.

The details of goodwill and related information allocated to each cash-generating units for impairment testing as of December 31, 2010, are as follows:

(In millions of Korean won)

	Housing & Commercial Bank						KB		Powernet
	Retail Banking		Corporate Banking		KB Cambodia Bank		Investment Securities		Technologies Co., Ltd.		Total

Carrying amounts	(Won)	49,315	(Won)	15,973	(Won)	1,202	(Won)	70,265	(Won)	6,454	(Won)	143,209
Recoverable amount exceeded carrying amount		294,656		226,361		948		86,956		5,637		614,558

Discount rate (%)		13.4		13.4		16.1		14.3		13.6		—

Growth rate (%)		2.5		2.5		5.3		2.5		2.5		—

Goodwill is allocated to cash-generating units according to the supervision method used by management for impairment testing, and cash-generating units consists of an operating segment and one sub-unit. Goodwill of (Won) 49,315 million and (Won) 15,973 million, which resulted from the acquisition of Housing & Commercial Bank, was allocated to the retail banking and corporate banking, respectively. Impairment testing to ensure that its assets of cash-generating units are carried at no more than their recoverable amount is performed annually and when there is any indication that an asset may be impaired.

The recoverable amount of an asset of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale of cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of cash-generating unit, the Group measures the fair value less costs to sell by adjusting the amount obtained from the sale of similar cash-generating units, reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the financial budget approved by managements and cover a maximum period of five years. The future cash flows after a maximum period of five years are estimated on the assumption that the future cash flows will increase by 2.5% for Retail and corporate banking and 5.3% for KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and Group’s market share. An appropriate discount rate for future cash flows is on a pre-tax basis based on Capital Asset Pricing Model (the “CAPM”) and includes the assumptions of risk-free interest rate, market risk premium, systematic risk of cash-generating and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of intangible assets, excluding goodwill, as of June 30, 2011 and December 31, 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	(Won)	971	(Won)	(885)	(Won)	86
Software		504,513		(286,835)		217,678
Other intangible assets		75,508		(64,722)		10,786
Finance leases		19,060		(8,262)		10,798

	(Won)	600,052	(Won)	(360,704)	(Won)	239,348

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	(Won)	955	(Won)	(870)	(Won)	85
Software		495,715		(238,178)		257,537
Other intangible assets		73,649		(64,261)		9,388
Finance leases		13,656		(5,879)		7,777

	(Won)	583,975	(Won)	(309,188)	(Won)	274,787

The changes in intangible assets excluding goodwill for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)

	June 30, 2011
	Beginning		Acquisition		Replacement		Amortization[1]		Others		Ending
Industrial property rights	(Won)	85	(Won)	18	(Won)	—	(Won)	(17)	(Won)	—	(Won)	86
Software		257,537		13,164		435		(53,458)		—		217,678
Other intangible assets		9,388		3,731		(435)		(1,879)		(19)		10,786
Finance leases		7,777		5,403		—		(2,382)		—		10,798

	(Won)	274,787	(Won)	22,316	(Won)	—	(Won)	(57,736)	(Won)	(19)	(Won)	239,348

[1]	Including (Won) 22 million presented as other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)

	June 30, 2010
	Beginning		Acquisition		Amortization[1]		Others		Ending
Industrial property rights	(Won)	114	(Won)	7	(Won)	(19)	(Won)	—	(Won)	102
Software		160,880		120,678		(36,922)		—		244,636
Other intangible assets		10,352		1,914		(4,035)		18		8,249
Finance leases		11,191		—		(1,707)		—		9,484

	(Won)	182,537	(Won)	122,599	(Won)	(42,683)	(Won)	18	(Won)	262,471

[1]	Including (Won) 23 million presented as other operating expenses in the statement of comprehensive income.

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of June 30, 2011 and December 31, 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	(Won)	122,688	(Won)	(1)	(Won)	122,687
Allowances for loan losses		1,069		(3,059)		(1,990)
Impairment loss on property and equipment		1,586		—		1,586
Interest on equity-linked deposits		1,785		—		1,785
Share-based payments		3,178		—		3,178
Provisions for guarantees		73,385		—		73,385
Gain (loss) from valuation on derivatives		16		(114,517)		(114,501)
Present value discount		2,713		(4,574)		(1,861)
Gain (loss) from fair value hedged item		18,891		—		18,891
Accrued interest		—		(79,412)		(79,412)
Deferred loan origination fees and costs		62		(78,751)		(78,689)
Advanced depreciation provisions		—		(90,029)		(90,029)
Gain (loss) from revaluation		—		(251,374)		(251,374)
Investments in subsidiaries and others		33,575		(29,946)		3,629
Others		353,423		(207,100)		146,322

		612,371		(858,764)		(246,393)

Off-setting of deferred income tax assets and liabilities		(592,124)		592,124		—

	(Won)	20,247	(Won)	(266,640)	(Won)	(246,393)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	(Won)	130,120	(Won)	(32)	(Won)	130,088
Allowances for loan losses		4,516		(13,915)		(9,399)
Impairment loss on property and equipment		1,537		—		1,537
Interest on equity-linked deposits		2,514		—		2,514
Share-based payments		3,176		—		3,176
Provisions for guarantees		99,484		—		99,484
Gain (loss) from valuation on derivatives		989		(123,303)		(122,314)
Present value discount		—		(16,147)		(16,147)
Gain (loss) from fair value hedged item		28,517		—		28,517
Accrued interest		—		(92,135)		(92,135)
Deferred loan origination fees and costs		41		(69,773)		(69,732)
Advanced depreciation provisions		—		(111,542)		(111,542)
Gain (loss) from revaluation		—		(251,418)		(251,418)
Dividends from SPEs		564		—		564
Investments in subsidiaries and others		45,576		(26,884)		18,692
Others		324,526		(215,941)		108,585

		641,560		(921,090)		(279,530)

Off-setting of deferred income tax assets and liabilities		(637,515)		637,515		—

	(Won)	4,045	(Won)	(283,575)	(Won)	(279,530)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for taxable temporary differences of (Won) 31,421 million associated with investment in subsidiaries and others as of June 30, 2011, due to following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

As a recognition exception under K-IFRS, no deferred income tax liabilities have been recognized for the taxable temporary difference arising from the initial recognition of goodwill of (Won) 65,288 million as of June 30, 2011.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for deductible temporary differences associated with investments in subsidiaries and associates and others of (Won) 3,268,265 million as of June 30, 2011, because it is not probable that the temporary differences will reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

No deferred income tax assets have been recognized for deductible temporary differences associated with share-based payments of (Won) 7,146 million, other provisions of (Won) 739 million, and loss on SPE repurchase of (Won) 80,204 million and others of (Won) 92,706 million as of June 30, 2011, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Beginning[1]		Decrease		Increase		Ending

Deductible temporary differences
Gain (loss) from fair value hedged item	(Won)	18,075	(Won)	18,075	(Won)	85,853	(Won)	85,853
Other provisions		618,394		738,138		675,395		555,651
Allowances for loan losses		26,566		25,590		3,564		4,540
Impairment loss on property and equipment		6,904		6,904		7,005		7,005
Deferred loan origination fees and costs		171		84		170		257
Interest on equity-linked deposits		10,388		8,529		5,684		7,543
Share-based payments		30,271		30,271		21,590		21,590
Provisions for guarantees		414,048		421,169		315,136		308,015
Gain (loss) from valuation on derivatives		4,468		4,398		—		70
Present value discount		—		—		11,237		11,237
Dividends from SPEs		2,563		2,563		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,466,096		65,388		29,982		3,430,690
Others		1,165,385		863,061		1,239,358		1,541,682

		5,843,533		2,184,170		2,394,974		6,054,337

Unrecognized deferred income tax assets:
Share-based payments		15,834						7,146
Other provisions		1,477						739
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,255,728						3,268,265
Others		92,428						92,706

	(Won)	2,397,862					(Won)	2,605,277

Tax rate (%)[2]		24.2 or 22.0						24.2 or 22.0

Deferred income tax assets from deductible temporary differences	(Won)	600,180					(Won)	612,371

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	June 30, 2011
(In millions of Korean won)	Beginning[1]		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	(Won)	(405,644)	(Won)	(295,314)	(Won)	(246,385)	(Won)	(356,715)
Allowances for loans losses		(42,838)		(24,065)		3,054		(15,719)
Deferred loan origination fees and costs		(312,168)		(311,854)		(354,194)		(354,508)
Advanced depreciation provisions		(460,918)		(88,898)		—		(372,020)
Gain (loss) from valuation on derivatives		(507,884)		(507,884)		(495,872)		(495,872)
Present value discount		(71,994)		(52,423)		(2,222)		(21,793)
Goodwill		(65,288)		—		—		(65,288)
Gain on revaluation		(1,142,809)		(218)		—		(1,142,591)
Investments in subsidiaries and others		(4,237,614)		(1,275)		(1,268,151)		(5,504,490)
Others		(797,298)		(131,688)		(205,000)		(870,610)

		(8,044,455)		(1,413,619)		(2,568,770)		(9,199,606)

Unrecognized deferred income tax liabilities:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(15,196)						(31,421)

	(Won)	(7,963,971)					(Won)	(9,102,897)

Tax rate (%)[2]		24.2 or 22.0						24.2 or 22.0

Deferred income tax liabilities from taxable temporary differences	(Won)	(904,662)					(Won)	(858,764)

[1]	Beginning balances of temporary differences and deferred income tax assets and liabilities reflect the change due to final tax return of prior year end of the Group.
[2]

The 24.2% has been applied for the assets or liabilities expected to be realized or settled in the year ending December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled after the year ending December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)	June 30, 2010
	Beginning[1]		Decrease		Increase		Ending

Deductible temporary differences
Gain (loss) from fair value hedged item	(Won)	—	(Won)	—	(Won)	19,008	(Won)	19,008
Other provisions		848,093		846,451		849,522		851,164
Accrued interest		746		746		—		—
Allowances for loan losses		12,468		12,548		13,187		13,107
Impairment loss on property and equipment		10,620		10,620		9,354		9,354
Deferred loan origination fees and costs		217		—		—		217
Interest on equity-linked deposits		8,306		2,719		8,217		13,804
Share-based payments		46,572		35,290		14,025		25,307
Provisions for guarantees		91,988		139,394		406,833		359,427
Gain (loss) from valuation on derivatives		5,486		5,421		898		963
Dividends from SPEs		185,602		152,110		—		33,492
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,254,191		61,924		20,734		3,213,001
Others		1,481,341		623,006		1,336,601		2,194,936

		6,025,834		1,890,229		2,678,379		6,813,984

Unrecognized deferred income tax assets:
Share based payments		46,572						25,307
Other provisions		344						246
Dividends from SPEs		185,602						—
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,041,646						3,031,182
Others		90,857						88,271

	(Won)	2,580,609					(Won)	3,588,774

Tax rate (%)[2]		24.2 or 22.0						24.2 or 22.0

Deferred income tax assets from deductible temporary differences	(Won)	589,444					(Won)	860,634

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)	June 30, 2010
	Beginning[1]		Decrease		Increase		Ending

Taxable temporary differences
Gain (loss) from fair value hedged item	(Won)	(120,437)	(Won)	(120,437)	(Won)	—	(Won)	—
Accrued interest		(89,928)		(21,696)		(280,312)		(348,544)
Allowances for loans losses		(529,528)		(528,838)		(25,177)		(25,867)
Deferred loan origination fees and costs		(246,565)		(160,688)		(183,208)		(269,085)
Advanced depreciation provisions		(460,918)		—		—		(460,918)
Gain (loss) from valuation on derivatives		(476,495)		(476,495)		(853,877)		(853,877)
Present value discount		(28,012)		—		(13,102)		(41,114)
Goodwill		(65,288)		—		—		(65,288)
Gain on revaluation		(1,143,769)		(5)		—		(1,143,764)
Investments in subsidiaries and others		(3,969,692)		(107,399)		(18,483)		(3,880,776)
Others		(1,149,838)		(284,422)		(730,429)		(1,595,845)

		(8,280,470)		(1,699,980)		(2,104,588)		(8,685,078)

Unrecognized deferred income tax liabilities:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(14,110)						(21,931)
Others		(1,294)						—

	(Won)	(8,199,778)					(Won)	(8,597,859)

Tax rate (%)[2]		24.2 or 22.0						24.2 or 22.0

Deferred income tax liabilities from taxable temporary differences	(Won)	(972,003)					(Won)	(1,122,426)

[1]	Beginning balance of temporary differences and deferred income tax assets and liabilities reflects the change due to final tax return of prior year end of the Kookmin Bank and others.
[2]

The 24.2% has been applied for the assets or liabilities expected to be realized settled in the year ending December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled for periods after December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

17. Other Assets

Other assets as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Other receivables	(Won)	5,523,321	(Won)	2,057,885
Receivables from disposal of assets		—		200
Prepaid expenses		292,917		333,360
Accrued income		1,147,889		1,155,197
Guarantee deposits		1,423,370		1,408,163
Domestic exchange settlement debits		876,314		1,709,096
Insurance assets		97,228		72,097
Other operating assets		866,979		801,226
Allowances for loan losses on other assets		(357,786)		(388,739)
Present value discount from other assets		(838)		(455)

	(Won)	9,869,394	(Won)	7,148,030

Contribution to (reversal of) allowances for loan losses on other assets are (Won) 4,954 million and (Won) (-)22,079 million for the six-month periods ended June 30, 2011 and 2010, respectively.

18. Assets held for sale

The details of assets held for sale as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Net fair value
Buildings	(Won)	7,450	(Won)	(2,306)	(Won)	5,144	(Won)	5,144
Land		9,479		(1,736)		7,743		7,743

	(Won)	16,929	(Won)	(4,042)	(Won)	12,887	(Won)	12,887

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Net fair value
Buildings	(Won)	5,653	(Won)	(2,251)	(Won)	3,402	(Won)	3,402
Land		7,353		(1,402)		5,951		5,951

	(Won)	13,006	(Won)	(3,653)	(Won)	9,353	(Won)	9,353

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The changes in accumulated impairment losses of assets held for sale for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)

June 30, 2011
Beginning	Provision		Reversal		Others		Ending
(Won)3,653	(Won)	1,017	(Won)	(78)	(Won)	(550)	(Won)	4,042

(In millions of Korean won)

June 30, 2010
Beginning	Provision		Reversal		Others		Ending
(Won)6,535	(Won)	496	(Won)	(110)	(Won)	(814)	(Won)	6,107

As of June 30, 2011, assets held for sale consist of eight closed offices and a property acquired as payment of loans. They are classified as held for sale according to the managements’ decision to sell, but still remain undisposed. Although the Group is actively selling these, there is no current negotiation.

19. Deposits

Deposits as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Deposits	(Won)	185,039,338	(Won)	179,877,490
Deferred financing costs		(503)		(429)

	(Won)	185,038,835	(Won)	179,877,061

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of deposits as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Demand deposits in won
Checking deposits	(Won)	122,569	(Won)	113,852
Household checking deposits		421,217		460,228
Temporary deposits		2,920,556		2,862,693
Passbook deposits		19,664,887		19,740,236
Public fund deposits		97,486		125,094
National treasury deposits		43,918		5,869
General savings deposits		22,978,247		22,716,444
Corporate savings deposits		9,398,780		10,197,986
Nonresident’s deposit in won		226,985		59,481
Nonresident’s free deposit in won		7,847		25,709
Others		230,008		197,235

		56,112,500		56,504,827

Demand deposits in foreign currencies
Checking deposits		54,333		83,650
Passbook deposits		1,620,714		1,379,023
Temporary deposits		1,685		1,073
Others		6,160		11,226

		1,682,892		1,474,972

		57,795,392		57,979,799

Time deposits in won
Time deposits		112,757,989		105,029,253
Installment savings deposits		5,193,322		5,625,204
Good-sum formation savings		355		367
Workers’ savings for housing		2		2
Nonresident’s deposit in won		198,650		214,383
Long-term savings deposits for workers		1,921		2,035
Nonresident’s free deposit in won		108,173		119,578
Long-term housing savings deposits		3,408,073		3,758,140
Long-term savings for households		298		371
Workers’ preferential savings deposits		654		998
Mutual installment deposits		1,349,679		1,941,767
Mutual installment for housing		1,298,143		1,485,335
Others		226		227

		124,317,485		118,177,660

Time deposits in foreign currencies
Time deposits		1,386,384		1,372,689
Installment savings deposits		564		391
Others		22		23

		1,386,970		1,373,103

		125,704,455		119,550,763

Negotiable certificates of deposits		1,539,491		2,346,928

Total deposits	(Won)	185,039,338	(Won)	179,877,490

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

20. Debts

Debts as of June 30, 2011 and December 31, 2010, consist of:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Borrowings	(Won)	12,171,159	(Won)	10,086,081
Bonds sold under repurchase agreements and others		1,253,511		1,053,543
Call money		857,272		604,941
Deferred financing costs		—		(176)

	(Won)	14,281,942	(Won)	11,744,389

The details of borrowings as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	June 30, 2011		Dec. 31, 2010

Borrowings in won	Borrowings from the Bank of Korea	Bank of Korea	1.50	(Won)	919,611	(Won)	930,653
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		655,595		676,223
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.95 ~ 6.22		262,367		67,520
	Borrowings from non-banking financial institutions	Korean Development Bank	2.00 ~ 3.29		674,273		56,252
	Other borrowings	Small & Medium Business Corporation and others	0.50 ~ 7.09		2,425,401		2,189,046

					4,937,247		3,919,694

Borrowings in foreign currencies	Due to banks	Wachovia Bank N.A and others	—		73,765		347,205
	Borrowings from banking institutions	Centralbank Uzbekistan and others	0.35 ~ 5.50		3,566,865		2,821,223
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.15 ~ 3.34		1,289,115		1,447,652
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,304,167		1,550,307

					7,233,912		6,166,387

				(Won)	12,171,159	(Won)	10,086,081

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details on bonds sold under repurchase agreements and others as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)

	Lender	Annual interest rate (%)	June 30, 2011		Dec. 31, 2010

Bonds sold under repurchase agreements	Individuals, Groups, Corporations	1.50~4.64	(Won)	1,178,438	(Won)	977,957
Bills sold	Counter sale	1.99~3.64		75,073		75,586

			(Won)	1,253,511	(Won)	1,053,543

The details on call money as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)

	Lenders	Annual interest rate (%)	June 30, 2011		Dec. 31, 2010

Call money in won	Sei Asset Korea Co., Ltd. and others	2.76~3.35	(Won)	163,600	(Won)	130,500
Call money in foreign currencies	Centralbank Uzbekistan and others	0.05~3.80		693,672		474,441

			(Won)	857,272	(Won)	604,941

Call money and borrowings from financial institution as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Bank of Korea		Other Banks		Others		Total

Call money	(Won)	—	(Won)	691,753	(Won)	165,519	(Won)	857,272
Borrowings		919,611		7,445,428		802,330		9,167,369

	(Won)	919,611	(Won)	8,137,181	(Won)	967,849	(Won)	10,024,641

(In millions of Korean won)	Dec. 31, 2010
	Bank of Korea		Other Banks		Others		Total

Call money	(Won)	—	(Won)	442,528	(Won)	162,413	(Won)	604,941
Borrowings		930,653		6,180,605		239,105		7,350,363

	(Won)	930,653	(Won)	6,623,133	(Won)	401,518	(Won)	7,955,304

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

21. Debentures

Debentures as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Annual interest rate (%)	June 30, 2011		Dec. 31, 2010

Debentures in won
Hybrid bond	8.50	(Won)	100,000	(Won)	100,000
Structured debentures	2.00~8.62		3,574,238		3,684,341
Subordinated fixed rate debentures in won	4.38~7.70		7,721,932		7,323,268
Fixed rate debentures in won	3.01~7.95		12,824,844		13,273,928
Floating rate debentures in won	3.61~5.41		643,258		833,258

			24,864,272		25,214,795

Loss (Gain) on fair value hedged financial debentures in won
Loss (gain) on valuation of fair value hedged items (current period portion)			16,785		57,045
Loss (gain) on valuation of fair value hedged items (prior year portion)			35,662		(35,515)

			52,447		21,530

Discount or premium on debentures in won
Discount on debentures			(41,565)		(17,273)

			24,875,154		25,219,052

Debentures in foreign currency
Floating rates debentures	0.47~2.54		1,512,123		1,686,459
Fixed rates debentures	1.17~7.25		2,266,045		2,337,759

			3,778,168		4,024,218

Loss (Gain) on fair value hedged debentures in foreign currency
Gain on valuation of fair value hedged items (current period portion)			(39,403)		(27,816)
Gain on valuation of fair value hedged items (prior year portion)			(95,611)		(83,832)

			(135,014)		(111,648)

Discount or premium on debentures in foreign currency
Discount on debentures			(19,964)		(24,306)

			3,623,190		3,888,264

		(Won)	28,498,344	(Won)	29,107,316

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The changes in debentures for the six-month periods ended June 30, 2011 and 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in won
Hybrid bond	(Won)	100,000	(Won)	—	(Won)	—	(Won)	—	(Won)	100,000
Structured debentures		3,684,341		380,000		(490,103)		—		3,574,238
Subordinated fixed rate debentures in won		7,323,268		500,000		(101,336)		—		7,721,932
Fixed rate debentures in won		13,273,928		4,131,700		(4,588,298)		7,514		12,824,844
Floating rate debentures in won		833,258		160,000		(350,062)		62		643,258

		25,214,795		5,171,700		(5,529,799)		7,576		24,864,272

Debentures in foreign currency
Floating rates debentures		1,686,459		—		(143,963)		(30,373)		1,512,123
Fixed rates debentures		2,337,759		—		—		(71,714)		2,266,045

		4,024,218		—		(143,963)		(102,087)		3,778,168

	(Won)	29,239,013	(Won)	5,171,700	(Won)	(5,673,762)	(Won)	(94,511)	(Won)	28,642,440

	June 30, 2010
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in won
Hybrid bond	(Won)	100,000	(Won)	—	(Won)	—	(Won)	—	(Won)	100,000
Structured debentures		3,903,238		1,030,103		(1,249,000)		—		3,684,341
Subordinated fixed rate debentures in won		7,972,273		500,000		(1,149,005)		—		7,323,268
Fixed rate debentures in won		21,807,646		5,238,300		(13,772,018)		—		13,273,928
Floating rate debentures in won		283,258		830,000		(280,000)		—		833,258

		34,066,415		7,598,403		(16,450,023)		—		25,214,795

Debentures in foreign currency
Floating rates debentures		3,003,196		83,475		(1,350,042)		(50,170)		1,686,459
Fixed rates debentures		1,840,345		658,243		(181,932)		21,103		2,337,759

		4,843,541		741,718		(1,531,974)		(29,067)		4,024,218

	(Won)	38,909,956	(Won)	8,340,121	(Won)	(17,981,997)	(Won)	(29,067)	(Won)	29,239,013

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

22. Provisions

The details on provisions as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Provisions for unused loan commitments	(Won)	289,713	(Won)	284,667
Provisions for acceptances and guarantees		308,147		414,254
Provisions for financial guarantee contracts		13,030		18,866
Provisions for asset retirement obligation		54,534		49,461
Other		185,100		252,822

	(Won)	850,524	(Won)	1,020,070

Provisions for unused loan commitments as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Commitment outstanding		Provision		Ratio (%)
Corporate loan commitment	(Won)	30,291,915	(Won)	96,070	0.32
Consumer loan commitment		14,488,702		43,703	0.30
Credit line on credit card		48,393,920		149,940	0.31

	(Won)	93,174,537	(Won)	289,713	0.31

(In millions of Korean won)	Dec. 31, 2010
	Commitment outstanding		Provision		Ratio (%)
Corporate loan commitment	(Won)	27,644,011	(Won)	110,119	0.40
Consumer loan commitment		14,149,393		41,399	0.29
Credit line on credit card		44,776,141		133,149	0.30

	(Won)	86,569,545	(Won)	284,667	0.33

Provisions for acceptances and guarantees as of June 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	June 30, 2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in won	(Won)	1,702,333	(Won)	51,055	3.00
Confirmed acceptances and guarantees in foreign currency		4,278,390		108,057	2.53
Unconfirmed acceptances and guarantees		6,110,047		149,035	2.44

	(Won)	12,090,770	(Won)	308,147	2.55

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(in millions of Korean won)	Dec. 31, 2010
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in won	(Won)	1,709,266	(Won)	48,069	2.81
Confirmed acceptances and guarantees in foreign currency		4,314,929		150,934	3.50
Unconfirmed acceptances and guarantees		6,452,397		215,251	3.34

	(Won)	12,476,592	(Won)	414,254	3.32

The changes in provisions for unused loan commitments, acceptances and guarantees for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total

Beginning	(Won)	414,254	(Won)	284,667	(Won)	698,921
Effects of changes in foreign exchange rate		(10,309)		(596)		(10,905)
Provisions/reversals		(95,798)		5,642		(90,156)

Ending	(Won)	308,147	(Won)	289,713	(Won)	597,860

(In millions of Korean won)	June 30, 2010
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total

Beginning	(Won)	92,508	(Won)	289,038	(Won)	381,546
Effects of changes in foreign exchange rate		527		314		841
Provisions (reversals)		266,541		(5,151)		261,390

Ending	(Won)	359,576	(Won)	284,201	(Won)	643,777

The changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Beginning	(Won)	18,866	(Won)	32,578
Provisions (reversals)		(5,836)		30,307

Ending	(Won)	13,030	(Won)	62,885

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The changes in provisions for asset retirement obligation for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Beginning	(Won)	49,461	(Won)	43,070
Increase		4,549		483
Reversal		—		(47)
Used		(843)		(985)
Unwinding of discount		1,367		1,397

Ending	(Won)	54,534	(Won)	43,918

Asset retirement obligation liabilities are the estimated cost which is discounted to the present value at an appropriate discount rate to be incurred for restoration of the leased properties. Asset retirement obligation liabilities are expected to arise at the end of each lease contract and three-year historical data of expired lease were used to estimate average lease period. Also, the average restoration expense based on the actual three-year historical data and three-year historical average inflation rate were used to estimate the retirement obligation expenses.

The details on other provisions as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Credit card point program	(Won)	13,609	(Won)	12,437
Dormant accounts		9,433		9,773
Extinguished debt		47		45
Litigations and others		162,011		230,567

	(Won)	185,100	(Won)	252,822

The changes in other provisions for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)

	Credit card point program		Dormant accounts		Extinguished debt		Litigations and others		Total
Beginning	(Won)	12,437	(Won)	9,773	(Won)	45	(Won)	230,567	(Won)	252,822
Increase		9,236		3,339		2		21,061		33,638
Decrease		(8,064)		(3,679)		—		(89,617)		(101,360)

Ending	(Won)	13,609	(Won)	9,433	(Won)	47	(Won)	162,011	(Won)	185,100

(In millions of Korean won)

	Credit card point program		Dormant accounts		Extinguished debt		Litigations and others		Total
Beginning	(Won)	1,225	(Won)	10,155	(Won)	60	(Won)	107,521	(Won)	118,961
Increase		9,727		4,095		43		13,854		27,719
Decrease		(4,722)		(4,187)		—		(19,256)		(28,165)

Ending	(Won)	6,230	(Won)	10,063	(Won)	103	(Won)	102,119	(Won)	118,515

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

23. Other Liabilities

Defined benefit obligation

Defined benefit plan

The Group operates defined benefit plans which has the following characteristics:

•	The entity has the obligation to pay the agreed benefits to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk

The present value of the defined benefit obligation recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method.

The present value of the defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data which are annually updated.

Actuarial assumptions may differ from actual results, such as change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

The changes in the defined benefit obligation for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Present value of defined benefit obligation (beginning)	(Won)	492,015	(Won)	584,454
Current service cost		71,809		71,404
Interest expenses		12,350		15,140
Effects of changes in foreign exchange rate		(18)		27
Benefits paid		(13,491)		(187,681)
Effect of business combination		—		915
Effects of plan curtailments		—		15,530

Present value of defined benefit obligation (ending)	(Won)	562,665	(Won)	499,789

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The changes in the fair value of plan assets for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Fair value of plan assets (beginning)	(Won)	366,552	(Won)	417,067
Expected return on plan assets		7,642		10,079
Actuarial gains (losses)		143		(3,634)
Contributions by plan employer		101,548		71,971
Benefits paid		(13,609)		(187,835)
Effect of business combination		—		77

Fair value of plan assets (ending)	(Won)	462,276	(Won)	307,725

The expected return on plan assets is 3.93% and 4.90% for the six-month periods ended June 30, 2011 and 2010, respectively, based on expected returns on covered insurance and trust agreements.

The details of adjustment on defined benefit obligation liabilities (assets) as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Present value of defined benefit obligation	(Won)	562,665	(Won)	492,015
Fair value of plan assets		(462,276)		(366,552)

Defined benefit liability	(Won)	100,389	(Won)	125,463

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Current service cost	(Won)	71,809	(Won)	71,404
Interest expenses		12,350		15,140
Expected return on plan assets		(7,642)		(10,079)
Actuarial losses (gains)		(143)		3,634
Effects of plan curtailments		—		15,530

Post-employment benefits[1]	(Won)	76,374	(Won)	95,629

[1]

Post-employment benefits amounting to (Won) 387 million and (Won) 492 million for the six-month periods ended June 30, 2011 and 2010, respectively, are recognized as other operation expense in the statements of comprehensive income.

The actual return on plan assets was (Won) 7,785 million and (Won) 6,445 million for the six-month periods ended June 30, 2011 and 2010, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Fair values of plan assets as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Fair value of plan assets	(Won)	462,276	(Won)	366,552

The principal actuarial assumptions used as of June 30, 2011 and 2010, are as follows:

	Ratio (%)
	June 30, 2011	June 30, 2010
Discount rate	5.12	5.95
Expected return on plan assets	3.93	4.90
Future salary increase rate	4.98	5.09

Mortality assumptions are based the 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and adjustments to each item as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Present value of defined benefits obligation	(Won)	562,665	(Won)	492,015
Fair value of plan assets		(462,276)		(366,552)

		100,389		125,463

Adjustments to defined benefits obligation		—		(24,881)
Adjustments to plan assets		(143)		6,966

Other liabilities

The details of other liabilities, excluding defined benefits obligation, as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Other payables	(Won)	6,200,389	(Won)	2,624,663
Prepaid card and debit card		20,243		18,263
Unearned revenue		137,786		113,370
Accrued expenses		4,236,627		4,011,601
Financial guarantee liabilities		7,355		5,267
Deferred income on credit card points		108,108		124,949
Deposits for letter of guarantees and others		121,807		143,632
Domestic exchange settlement credits		214,902		189,041
Foreign exchanges settlement credits		138,820		84,296
Borrowings from guarantee funds		10,069		3,011
Insurance liabilities		3,099,425		2,858,176
Others		3,147,800		3,208,990

	(Won)	17,443,331	(Won)	13,385,259

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

24. Capital and reserves

Capital Stock

The details of outstanding shares of the Parent Company as of June 30, 2011 and December 31, 2010, are as follows:

	June 30, 2011					Dec. 31, 2010
	Number of shares	Par Value per share		Capital[1]		Number of shares	Par Value per share		Capital[1]
Ordinary shares	386,351,693	(Won)	5,000	(Won)	1,931,758	386,351,693	(Won)	5,000	(Won)	1,931,758

[1]	In millions of Korean won.

Capital surplus

The details of capital surplus as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Paid-in capital in excess of par value	(Won)	12,226,597	(Won)	12,226,597
Loss on sale of treasury share		(419,689)		(420,484)
Other capital surplus		4,184,089		4,184,165

	(Won)	15,990,997	(Won)	15,990,278

The changes in the loss on sale of treasury stock for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)
June 30, 2011
Beginning		Changes		Tax effect		Ending
(Won)	(420,484)	(Won)	1,049	(Won)	(254)	(Won)	(419,689)

(In millions of Korean won)
June 30, 2010
Beginning		Changes		Tax effect		Ending
(Won)	(420,484)	(Won)	—	(Won)	—	(Won)	(420,484)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Treasury shares

The changes in treasury stock for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)
	June 30, 2011
	Beginning		Purchase		Cancellation		Others		Ending
Number of shares		43,322,704		—		—		(8,355,742)		34,966,962
Carrying amount	(Won)	(2,476,809)	(Won)	—	(Won)	—	(Won)	477,707	(Won)	(1,999,102)

(In millions of Korean won)
	June 30, 2010
	Beginning		Purchase		Cancellation		Others		Ending
Number of shares		43,322,704		—		—		—		43,322,704
Carrying amount	(Won)	(2,476,809)	(Won)	—	(Won)	—	(Won)	—	(Won)	(2,476,809)

Accumulated other comprehensive income

The details of accumulated other comprehensive income as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Gains (losses) on valuation of available-for-sale financial assets	(Won)	380,262	(Won)	443,386
Gains (losses) on valuation of held-to-maturity financial assets		(1,870)		(2,099)
Gains on valuation of equity method investments		(25,420)		(3,761)
Gains (losses) on foreign exchange translation of foreign operations		(16,783)		(6,954)

	(Won)	336,189	(Won)	430,572

Retained earning

Retained earnings as of June 30, 2011 and December 31, 2010, consist of:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Legal reserves	(Won)	124,014	(Won)	115,182
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		3,048,596		1,523,706

	(Won)	4,154,610	(Won)	2,620,888

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Legal Reserve

As required by Article 53 of the Financial Holding Companies Act, the Parent Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

Reserve for Credit Losses

The Parent Company and subsidiaries in the Group are required to appropriate, as a reserve for credit losses, a difference between the allowance of credit losses in accordance with K-IFRS and that in the Supervisory Regulations on Financial Holding Companies and other financial regulations in Korea if the allowance in accordance with K-IFRS is less than that in accordance with Regulations on Supervision of Financial Holding Companies and other financial regulations in Korea.

The reserve for credit losses represents a voluntary reserve of retained earnings and is allowed to reduce to the reserve amount required by the related financial regulation if the reserve for credit losses is over the required reserve. If there is an accumulated deficit, the reserve for credit losses is not appropriated until the undisposed accumulated deficit is disposed.

The details of reserve for credit losses as of June 30, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Beginning	(Won)	—	(Won)	—
Amounts to be appropriated[1]		1,198,676		1,303,099

Ending	(Won)	1,198,676	(Won)	1,303,099

[1]	The amount related with intercompany transaction is excluded.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The adjustments of reserve for credit losses as of June 30, 2011, are as follows:

(In millions of Korean won, except earnings per share)	June 30, 2011
	Three months		Six months
Provision of reserve for credit losses	(Won)	143,840	(Won)	(104,423)
Adjusted profit after provision of reserve for credit losses[1]		673,495		1,679,308
Adjusted basic earnings per share after provision of reserve for credit losses[1]		1,917		4,808
Adjusted diluted earnings per share after provision of reserve for credit losses[1]		1,914		4,801

[1]

Adjusted profit after provision of reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision or reversal of reserve for credit losses before income tax is adjusted to the net income.

25. Net Interest Income

Interest income, interest expense and net interest income for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	(Won)	14,046	(Won)	26,827	(Won)	8,459	(Won)	16,102
Loans		3,018,337		5,856,298		2,804,610		5,701,442
Financial investments
Available-for-sale financial assets		191,462		378,868		193,619		393,612
Held-to-maturity financial assets		173,955		353,011		183,428		362,934
Other		36,940		71,859		35,716		68,868

		3,434,740		6,686,863		3,225,832		6,542,958

Interest expenses
Deposits		1,207,376		2,315,656		1,183,432		2,349,244
Debts		82,205		150,183		65,426		136,564
Debentures		388,724		771,349		486,843		992,170
Other		12,867		32,768		19,679		39,698

		1,691,172		3,269,956		1,755,380		3,517,676

Net interest income	(Won)	1,743,568	(Won)	3,416,907	(Won)	1,470,452	(Won)	3,025,282

Interest income recognized on impaired loans and financial investments amounts to (Won) 64,776 million (2010: (Won) 46,511 million) and (Won) 99 million (2010: (Won) 99 million), respectively, for the six-month period ended June 30, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

26. Net Fee and Commission income

Fee and commission income, and fee and commission expense for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	(Won)	48,081	(Won)	96,919	(Won)	46,153	(Won)	90,479
Lending activity fees		23,461		45,017		21,201		39,462
Credit card related fees and commissions		260,452		544,997		250,765		487,812
Agent activity fees		54,671		113,545		42,817		65,099
Trust and other fiduciary fees		60,694		123,146		52,715		100,193
Trustee and custodian activity fees		20,232		42,297		18,315		32,181
Guarantee fees		8,496		17,108		9,454		19,903
Foreign currency related fees		29,002		57,367		28,646		54,624
Other		152,878		414,255		148,664		303,489

		657,967		1,454,651		618,730		1,193,242

Fee and commission expense
Trading activity related fees paid		181		4,087		3,033		6,218
Lending activity fees paid		(126)		5,244		(508)		2,642
Credit card related fees and commissions paid		203,501		357,978		117,177		221,347
Other		40,067		90,048		52,666		97,605

		243,623		457,357		172,368		327,812

Net fee and commission income	(Won)	414,344	(Won)	997,294	(Won)	446,362	(Won)	865,430

The above amounts include fee and commission income of (Won) 1,115,067 million and (Won) 748,783 million from financial assets, and fee and commission expense of (Won) 452,793 million and (Won) 321,595 million from financial liabilities for the six-month periods ended June 30, 2011 and 2010, respectively, that are not at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

27. Net gain or loss from financial assets/liabilities at fair value through profit or loss

Net gain or loss from financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gain or loss arising from a change in the fair value, sale and redemption. The details for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months

Financial assets held for trading
Debt securities	(Won)	42,205	(Won)	80,459	(Won)	49,314	(Won)	174,445
Equity securities		2,447		7,287		2,345		9,014

		44,652		87,746		51,659		183,459

Derivatives held for trading
Interest rate		(22,207)		(8,917)		(54,281)		(94,869)
Currency		214,705		480,411		74,650		83,979
Stock or stock index		88,015		86,901		(957)		(19,022)
Credit		25		196		(1,013)		1,114
Commodity		(170)		(50)		—		(61)
Other		(41)		183		(68)		424
		280,327		558,724		18,331		(28,435)

Financial liabilities held for trading		(19,770)		(43,659)		(14,577)		(48,861)

	(Won)	305,209	(Won)	602,811	(Won)	55,413	(Won)	106,163

Net gain or loss from financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gain or loss arising from a change in the fair value, sale and redemption. The details for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months
Financial assets designated at fair value through profit or loss	(Won)	2,145	(Won)	2,218	(Won)	25	(Won)	342

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

28. Other operating income and expenses

The details of other operating income and expenses for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	(Won)	(259)	(Won)	1	(Won)	243	(Won)	476
Gain on sale of available-for-sale financial assets		333,111		407,391		46,691		103,261

		332,852		407,392		46,934		103,737

Gain on foreign exchange transactions		276,779		592,061		601,746		1,270,215
Income related to insurance		192,217		390,208		257,172		585,754
Dividend income		8,061		51,573		41,098		48,764
Others		176,856		286,616		91,212		342,953

		986,765		1,727,850		1,038,162		2,351,423

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—		—		42		45
Loss on sale of available-for-sale financial assets		4,869		8,441		3,572		5,256
Impairment on available-for-sale financial assets		19,688		27,424		33,118		38,813

		24,557		35,865		36,732		44,114

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		(3)		126		77		478

Loss on foreign exchanges transactions		431,992		950,641		633,852		1,207,693
Expense related to insurance		211,233		429,968		267,961		592,176
Others		320,179		576,080		358,865		736,025

		987,958		1,992,680		1,297,487		2,580,486

Net other operating income (expenses)	(Won)	(1,193)	(Won)	(264,830)	(Won)	(259,325)	(Won)	(229,063)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

29. Employee Benefits

The details of employee benefits

The details of employee benefits for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months

Salaries and other short-term employee benefits	(Won)	449,486	(Won)	826,068	(Won)	374,190	(Won)	808,985
Post-employment benefits-defined benefit plans		37,692		75,987		39,487		95,137
Post-employment benefits-defined contribution plans		781		1,530		760		1,482
Termination benefits		374		(1,752)		352		352
Share-based payments[1]		(3,634)		(6,248)		(7,374)		(18,178)

	(Won)	484,699	(Won)	895,585	(Won)	407,415	(Won)	887,778

[1]	Reversal of share-based payments was due to the decrease in share price.

Share-based payments

Share options

The Group operates a number of share-based payment arrangements to directors and employees. The Group has a choice of whether to settle in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts the transaction in accordance with the requirements as cash-settled share-based payment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of the share options as of June 30, 2011, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions

Series 11 [4]	2003.08.27	8	30,000	Service period: 3 years
Series 12 [4]	2004.02.09	8	60,000	Service period: 1 year
Series 13-1[3]	2004.03.23	8	20,000	Service period: 1 year
Series 15-1[3]	2005.03.18	8	165,000	Service period: 3 years
Series 15-2[4]	2005.03.18	8	690,000	Service period: 3 years
Series 17 [4]	2005.07.22	8	30,000	Service period: 3 years
Series 18 [4]	2005.08.23	8	15,000	Service period: 3 years
Series 19 [2]	2006.03.24	8	930,000	Service period: 1, 2, 3 years
Series 20 [2]	2006.04.28	8	30,000	Service period: 3 years
Series 21 [2]	2006.10.27	8	20,000	Service period: 2 years
Series 22 [2]	2007.02.08	8	855,000	Service period: 1, 3 years
Series 23 [2]	2007.03.23	8	30,000	Service period: 3 years

			2,875,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and quantities are linked to certain performance conditions for the service period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The changes in the quantities of granted share options and the weighted average exercise price for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In Korean won, except shares)
	June 30, 2011
	Granted shares								Exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending

Series 10-1		40,063		23,385		16,678		—		—	(Won)	—	—
Series 10-2		51,303		51,303		—		—		—		—	—
Series 11		5,091		—		—		5,091		5,091		40,500	0.16
Series 12		54,250		—		—		54,250		54,250		46,100	0.61
Series 13-1		20,000		—		—		20,000		20,000		48,650	0.73
Series 15-1		125,362		—		—		125,362		125,362		54,656	1.72
Series 15-2		450,928		10,000		—		440,928		450,928		46,800	1.72
Series 16		8,827		8,827		—		—		—		—	—
Series 17		29,441		—		—		29,441		29,441		49,200	2.06
Series 18		7,212		—		—		7,212		7,212		53,000	2.15
Series 19		751,651		—		—		751,651		751,651		77,063	2.73
Series 20		25,613		—		—		25,613		25,613		81,900	2.83
Series 21		18,987		—		—		18,987		18,987		76,600	3.33
Series 22		657,498		—		—		657,498		657,498		77,100	3.61
Series 23		15,246		—		—		15,246		15,246		84,500	3.73
Series Kookmin Credit Card -1		22,146		—		22,146		—		—		—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—		—	—

		2,293,608		93,515		48,814		2,151,279		2,151,279

Weighted average exercise price	(Won)	67,108	(Won)	40,637	(Won)	75,058	(Won)	68,070	(Won)	68,070

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The weighted-average share price for share options exercised during the six-month period ended June 30, 2011, is (Won) 58,165.

(In Korean won, except shares)
	June 30, 2010
	Granted shares								Exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending

Series 8-1		24,942		—		24,942		—		—	(Won)	—	—
Series 8-2		191,831		5,000		186,831		—		—		—	—
Series 9		23,899		—		—		23,899		23,899		58,800	0.07
Series 10-1		40,063		—		—		40,063		40,063		47,360	0.72
Series 10-2		67,993		—		—		67,993		67,993		35,500	0.72
Series 11		5,091		—		—		5,091		5,091		40,500	1.16
Series 12		54,250		—		—		54,250		54,250		46,100	1.61
Series 13-1		20,000		—		—		20,000		20,000		48,650	1.73
Series 14		610,000		—		—		610,000		610,000		50,600	2.34
Series 15-1		125,362		—		—		125,362		125,362		54,656	2.72
Series 15-2		480,714		—		—		480,714		480,714		46,800	2.72
Series 16		8,827		—		—		8,827		8,827		45,700	2.83
Series 17		29,441		—		—		29,441		29,441		49,200	3.06
Series 18		7,212		—		—		7,212		7,212		53,000	3.15
Series 19		751,651		—		—		751,651		751,651		77,063	3.73
Series 20		25,613		—		—		25,613		25,613		81,900	3.83
Series 21		18,987		—		—		18,987		18,987		76,600	4.33
Series 22		696,674		—		11,281		685,393		685,393		77,100	4.61
Series 23		15,246		—		—		15,246		15,246		84,500	4.73
Series Kookmin Credit Card -1		22,146		—		—		22,146		22,146		71,538	0.73
Series Kookmin Credit Card -2		9,990		—		—		9,990		9,990		129,100	0.75

		3,229,932		5,000		223,054		3,001,878		3,001,878

Weighted average exercise price	(Won)	63,028	(Won)	57,100	(Won)	58,112	(Won)	63,403	(Won)	63,403

The weighted-average share price for share options exercised during the six-month period ended June 30, 2010, was (Won) 60,047.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option life maturity (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 11 (Directors)	(Won)	51,500	(Won)	40,500	38.68	0.08	(Won)	8	3.56	(Won)	11,128
Series 12 (Directors)		51,500		46,100	24.35	0.31		31	3.56		6,530
Series 12 (Employees)		51,500		46,100	24.35	0.31		31	3.56		6,530
Series 13-1 (Directors)		51,500		48,650	24.46	0.37		37	3.56		4,970
Series 15-1 (Directors)		51,500		54,656	24.15	0.86		86	3.56		4,242
Series 15-2 (Directors)		51,500		46,800	24.15	0.86		86	3.56		7,975
Series 15-2 (Employees)		51,500		46,800	38.68	0.08		8	3.56		5,389
Series 17 (Directors)		51,500		49,200	24.72	1.03		103	3.56		7,170
Series 18 (Employees)		51,500		53,000	23.51	0.52		52	3.56		3,192
Series 19 (Directors)		51,500		76,666	27.20	1.37		135	3.60		1,329
Series 19 (Employees)		51,500		77,410	24.98	1.10		109	3.57		591
Series 20 (Employees)		51,500		81,900	26.74	1.19		118	3.58		606
Series 21 (Employees)		51,500		76,600	29.24	1.69		166	3.63		2,339
Series 22 (Directors)		51,500		77,100	23.92	0.87		87	3.56		266
Series 22 (Employees)		51,500		77,100	28.90	1.98		193	3.66		2,803
Series 23 (Non-executive directors)		51,500		84,500	24.60	0.99		98	3.56		180

The expected term is separately estimated for employees and directors using actual historical behavior and projected future behavior based on expected exercise patterns. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Share Grants

The Group changed the share based payment from share option to share grant in November 2007. Pursuant to a share grant plan, the Group entered into performance share agreements, whereby the Group may grant shares (or the equivalent monetary amount based on the market value of such shares at the time of the grant) in accordance with predetermined performance targets.

The Group accounts share grants as cash-settled share-based payment transactions.

The details of the share grant as of June 30, 2011, are as follows:

(In number of shares)
Share grants	Grant date	Granted shares[1]	Vesting conditions

(KB Financial Group Inc.)
Series 1	2008.09.29	22,557	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [4,11]
Series 4	2010.07.13	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5,11]
Series 5	2010.12.23	13,260	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6,11]

		290,107

(Kookmin Bank)
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,10,11]
Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 19	2010.01.01	14,970	Services fulfillment, Achievements of targets on the basis of market and non-market performance[8,11,12]
Series 20-1	2010.01.08	24,746	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 20-2	2010.01.08	110,748	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 24	2010.08.03	57,072	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [9,11]
Grant deferred in 2010	—	15,496	Satisfied
Grant deferred in 2011	—	2,387	Satisfied

		500,671

(Other subsidiaries)
Share granted in 2010		33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance [13]
Share granted in 2011		10,731

		835,326

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period
[2]

The vesting condition is to fulfill of the remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirement. The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated is determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the relative EPS and qualitative indicators, such as a trend of ROA of last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	The number of granted shares to be compensated was changed based on a new contract made during the year ended December 31, 2010, after cancellation of the previous contact.
[11]	Certain portion of the granted shares is compensated over a maximum period of three years.
[12]	Fair value of compensation per granted share is confirmed.
[13]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on MOU of the Group and the targeted relative TSR, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of the share-based payments linked to short-term performance as of June 30, 2011, are as follows:

	Grant date	Shares Granted [1]	Grant conditions
(KB Financial Group Inc.)
Granted shares for 2010	2010.01.01	9,218	Satisfied
Granted shares for 2011	2011.01.01	8,853	Proportion to offer service period

(Kookmin Bank)
Granted shares for 2010	2010.01.01	81,942	Satisfied
Granted shares for 2011	2011.01.01	60,668	Proportion to offer service period

[1]	The number of shares, which are exercisable, is determined by the results of performance and certain shares are granted over three years.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Share grants vested to directors and employees are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 1-2	0.50	3.56	(Won)	13,637	(Won)	50,717
Series 1-4	0.73	3.56		—		50,597
Series 2-3	0.74	3.56		—		50,637
Series 3-1	0.50	3.56		11,607		50,619
Series 3-2	0.50	3.56		12,041		50,782
Series 3-3	0.50	3.56		11,962		50,588
Series 4-1	2.04	3.66		13,483		51,467
Series 4-2	2.04	3.66		14,213		51,546
Series 4-3	1.51	3.61		20,396		50,990
Series 4-4	1.51	3.61		20,395		50,987
Series 4-5	1.51	3.61		16,529		51,205
Series 5-1	1.51	3.61		16,765		51,288

(Kookmin Bank)
Series 13	0.30 ~ 3.51	3.56		9,386		50,598 ~ 58,712
Series 17	0.28 ~ 3.51	3.56		14,736		50,537 ~ 58,712
Series 19	0.50 ~ 3.51	3.56		11,620		50,588 ~ 58,712
Series 20-1	0.52 ~ 4.51	3.56		12,039		50,792 ~ 61,266
Series 20-2	0.52 ~ 4.51	3.56		11,989		50,622 ~ 61,266
Series 23	2.04 ~ 5.04	3.66		26,077		50,155 ~ 59,536
Series 24	1.09 ~ 4.51	3.57		27,965		50,371 ~ 61,266
Series 25	2.04 ~ 5.04	3.66		25,935		50,155 ~ 59,536
Series 27	1.22 ~ 4.51	3.58		23,660		50,429 ~ 61,266
Series 28	1.51 ~ 4.51	3.61		24,011		50,277 ~ 61,266
Series 29	1.51 ~ 4.51	3.61		24,813		50,277 ~ 61,266
Series 30	1.51 ~ 4.51	3.61		25,074		50,277 ~ 61,266
Series 31	1.51 ~ 4.51	3.61		25,027		50,277 ~ 61,266
Series 32	2.73 ~ 5.68	3.76		—		50,414 ~ 61,753
Grant deferred in 2010	0.09 ~ 3.51	3.56		—		50,639 ~ 58,712
Grant deferred in 2010	0.50 ~ 2.72	3.56		—		51,252 ~ 61,753

(Other subsidiaries)
Share granted in 2010		3.61 ~ 3.76		10,884 ~ 19,752		51,051 ~ 51,651
Share granted in 2011		3.76		15,649		51,591

Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	0.50 ~ 2.51	3.56		—		51,252 ~ 56,776
Share granted in 2011	1.51 ~ 3.51	3.56		—		51,252 ~ 58,712

(Kookmin Bank)
Share granted in 2010	0.09 ~ 2.51	3.56		—		50,639 ~ 56,776
Share granted in 2011	0.73 ~ 3.51	3.56		—		51,252 ~ 61,753

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Meanwhile, the Group determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of June 30, 2011, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. The Group used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of June 30, 2011, and December 31, 2010, the accrued expenses representing share-based payments amounted to (Won) 28,477 million and (Won) 38,757 million, respectively, and the intrinsic value of the vested share options amounted to (Won) 2,546 million and (Won) 8,165 million, respectively. The compensation cost amounting to (Won) 6,248 million and (Won) 18,178 million were reversed for the six-month periods ended June 30, 2011, and 2010, respectively.

30. Other expenses

Other expenses, excluding depreciation and amortization for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months
Welfare expense	(Won)	135,114	(Won)	266,364	(Won)	134,232	(Won)	271,777
Rental expense		63,243		125,724		62,242		123,776
Tax and dues		41,099		85,403		36,440		75,055
Communication		36,126		48,804		12,078		24,534
Electricity and utilities		4,865		11,238		5,144		11,252
Publication		5,978		11,346		5,646		11,360
Repairs and maintenance		4,037		7,226		3,899		7,397
Vehicle		10,252		19,785		10,437		20,239
Travel		1,267		2,441		1,434		2,463
Training		4,807		10,767		4,638		10,210
Service fees		27,086		50,545		29,069		54,851
Others		107,008		192,101		82,234		163,800

	(Won)	440,882	(Won)	831,744	(Won)	387,493	(Won)	776,714

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

31. Tax expense

Income tax expense (benefit) for the six-month periods ended June 30, 2011 and 2010, consists of:

(In millions of Korean won)	June 30, 2011		June 30, 2010

Tax payable
Current tax expense	(Won)	544,443	(Won)	207,314
Adjustments recognized in the current year in relation to the current tax of prior years		(3,704)		(142,963)

		540,739		64,351

Changes in deferred income tax assets (liabilities)
Origination and reversal of temporary differences		(58,481)		(114,384)
Tax effect from changes in probability of realization of temporary differences		(3,495)		(6,383)

		(61,976)		(120,767)

Tax expense recognized directly in equity
Loss on foreign exchange translation of foreign operation		(11)		(244)
Gain on valuation of available-for-sale financial asset		13,394		13,422
Loss on valuation of held-to-maturity financial asset		(128)		(150)
Comprehensive income of investments under equity method		(1)		—
Other capital surplus		(243)		309

		13,011		13,337

Tax expense (benefit)	(Won)	491,774	(Won)	(43,079)

The analysis of net income before income tax and income tax expense (benefit) for the six-month periods ended June 30, 2011 and 2010, follows:

(In millions of Korean won)	Ratio (%)	June 30, 2011		June 30, 2010

Net income before tax		(Won)	2,102,112	(Won)	392,020

Tax expense calculated by applied tax rate[1]	24.20		508,705		94,862
Non-taxable income	(0.48)		(10,146)		(6,827)
Non-deductible expense	0.25		5,245		3,987
Tax credit and tax exemption	(0.05)		(1,123)		(2,338)
Temporary difference not recognized as deferred income tax expense	(0.11)		(2,390)		18,101
Amount relating to changes in deferred income tax recognition and measurement	(0.05)		(1,025)		(7,586)
Adjustments recognized in the current year in relation to the current tax of prior years	(0.18)		(3,703)		(142,963)
Effects from changing in tax rate	(0.15)		(3,075)		(2,504)
Others	(0.03)		(714)		2,189

Income tax (benefit)	23.39	(Won)	491,774	(Won)	(43,079)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

[1]	Effective income tax rate for (Won) 200 million and below is 11%, and for over (Won) 200 million is 24.2%, which is composed of corporate tax and residence tax.

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	June 30, 2011
	Tax payables (receivables) before offsetting		Offsetting[1]		Tax payables (receivables) after offsetting		Ending balance
Income tax refund receivables	(Won)	(128,059)	(Won)	112,143	(Won)	(15,916)	(Won)	(15,916)
Income tax payables		539,771		(112,143)		427,628		427,628

(In millions of Korean won)
	Dec 31, 2010
	Tax payables (receivables) before offsetting		Offsetting[1]		Tax payables (receivables) after offsetting		Ending balance
Income tax refund receivables	(Won)	(320,417)	(Won)	186,016	(Won)	(134,401)	(Won)	(134,401)
Income tax payables		215,657		(186,016)		29,641		29,641

[1]	The current tax liabilities of subsidiaries which are not included in the consolidated tax return are not offset.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

32. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Beginning		Changes except for reclassification		Reclassification		Tax effect		Ending

Loss on foreign exchange translation of foreign operation	(Won)	(6,954)	(Won)	(9,818)	(Won)	—	(Won)	(11)	(Won)	(16,783)
Gain on valuation of available-for-sale financial assets		443,386		(198,562)		122,044		13,394		380,262
Loss on valuation of held-to-maturity financial assets		(2,099)		359		(2)		(128)		(1,870)
Shares of other comprehensive income of investments under equity method		(3,761)		(21,658)		—		(1)		(25,420)

	(Won)	430,572	(Won)	(229,679)	(Won)	122,042	(Won)	13,254	(Won)	336,189

(In millions of Korean won)	June 30, 2010
	Beginning		Changes except for reclassification		Reclassification		Tax effect		Ending

Gain on foreign exchange translation of foreign operation	(Won)	—	(Won)	4,354	(Won)	—	(Won)	(244)	(Won)	4,110
Gain on valuation of available-for-sale financial assets		355,312		(28,250)		(49,670)		13,427		290,819
Loss on valuation of held-to-maturity financial assets		(2,614)		419		(2)		(150)		(2,347)
Share of other comprehensive income of investments under equity method		(1,757)		32,575		—		—		30,818

	(Won)	350,941	(Won)	9,098	(Won)	(49,672)	(Won)	13,033	(Won)	323,400

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

33. Earnings(loss) per share

Basic earnings per share

Basic earnings (loss) per share is calculated by dividing profit and loss attributable to owners of the parent by the weighted average number of ordinary shares outstanding, excluding the treasury shares (Note 24), during the six-month periods ended June 30, 2011 and 2010.

Weighted average number of ordinary shares outstanding:

	June 30, 2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]

Three-month period
Beginning (A)	386,351,693	91	35,158,004,063
Treasury shares (B)	34,966,962	91	3,181,993,542

Total outstanding shares [(C)=(A)-(B)]			31,976,010,521

Weighted average number of ordinary shares outstanding [(D) =(C)/91]			351,384,731

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	98	3,426,762,276

Total outstanding shares [(C)=(A)-(B)]			63,218,666,313

Weighted average number of ordinary shares outstanding [(D) =(C)/181]			349,274,400

	June 30, 2010
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]

Three-month period
Beginning (A)	386,351,693	91	35,158,004,063
Treasury shares (B)	43,322,704	91	3,942,366,064

Total outstanding shares [(C)=(A)-(B)]			31,215,637,999

Weighted average number of ordinary shares outstanding [(D) =(C)/91]			343,028,989
Six-month period
Beginning (A)	386,351,693	181	69,929,656,433
Treasury shares (B)	43,322,704	181	7,841,409,424

Total outstanding shares [(C)=(A)-(B)]			62,088,247,009

Weighted average number of ordinary shares outstanding [(D) =(C)/181]			343,028,989

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Basic earnings (loss) per share:

(in Korean won and in number of shares)	June 30, 2011
	Three months		Six months
Net income attributable to ordinary shares (E)	(Won)	817,334,970,425	(Won)	1,574,884,731,943
Weighted average number of ordinary shares outstanding (F)		351,384,731		349,274,400
Basic earnings per share [(G)=(E)/(F)]	(Won)	2,326	(Won)	4,509

(in Korean won and in number of shares)	June 30, 2010
	Three months		Six months
Net income (loss) attributable to ordinary shares (E)	(Won)	(217,427,823,651)	(Won)	397,008,803,490
Weighted average number of ordinary shares outstanding (F)		343,028,989		343,028,989
Basic earnings(loss) per share [(G)=(E)/(F)]	(Won)	(634)	(Won)	1,157

Diluted earnings per share

Diluted earnings (loss) per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Net income (loss) to calculate diluted earnings (loss) per share:

(In Korean won)	June 30, 2011
	Three months		Six months
Net income attributable to ordinary shares	(Won)	817,334,970,425	(Won)	1,574,884,731,943
Adjustment		—		—
Net income to calculate diluted earnings per share	(Won)	817,334,970,425	(Won)	1,574,884,731,943

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In Korean won)	June 30, 2010
	Three months		Six months
Net income (loss) attributable to ordinary shares	(Won)	(217,427,823,651)	(Won)	397,008,803,490
Adjustment		—		—
Net income (loss) to calculate diluted earnings (loss) per share	(Won)	(217,427,823,651)	(Won)	397,008,803,490

Weighted average number of ordinary shares outstanding to calculate diluted earnings (loss) per share:

(in number of shares)	June 30, 2011		June 30, 2010
	Three months	Six months	Three months	Six months
Issued weighted average number of ordinary shares outstanding	351,384,731	349,274,400	343,028,989	343,028,989
Adjustment
Share grants	515,474	529,232	117,786	202,057
Weighted average number of ordinary shares outstanding to calculate diluted earnings per share	351,900,205	349,803,632	343,146,775	343,231,046

Diluted earnings (loss) per share:

(in Korean won and in number of shares)	June 30, 2011
	Three months		Six months
Net income to calculate diluted earnings per share	(Won)	817,334,970,425	(Won)	1,574,884,731,943
Weighted average number of ordinary shares outstanding to calculate diluted earnings per share		351,900,205		349,803,632
Diluted earnings per share	(Won)	2,323	(Won)	4,502

(in Korean won and in number of shares)	June 30, 2010
	Three months		Six months
Net income to calculate diluted earnings per share	(Won)	(217,427,823,651)	(Won)	397,008,803,490
Weighted average number of ordinary shares outstanding to calculate diluted earnings per share		343,146,775		343,231,046
Diluted earnings(loss) per share	(Won)	(634)	(Won)	1,157

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

34. Dividends

Dividends per share and the total amount of dividends were (Won) 120 (2010: (Won) 230) and (Won) 41,163 million (2010: (Won) 78,897 million), respectively, and were paid in April 2011.

35. Insurance Contracts

Insurance liabilities

Insurance liabilities presented within other liabilities as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Individual insurance
Pure Endowment insurance	(Won)	1,819,526	(Won)	1,652,951
Death insurance		52,659		52,368
Endowment insurance		1,226,295		1,152,623
Group insurance and others		945		234

	(Won)	3,099,425	(Won)	2,858,176

The changes in insurance liabilities for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)

	June 30, 2011
	Individual insurance						Group Insurance and others
	Pure Endowment insurance		Death insurance		Endowment insurance				Total
Beginning	(Won)	1,652,951	(Won)	52,368	(Won)	1,152,623	(Won)	234	(Won)	2,858,176
Provisions (Reversals)		166,575		291		73,672		711		241,249

Ending	(Won)	1,819,526	(Won)	52,659	(Won)	1,226,295	(Won)	945	(Won)	3,099,425

(In millions of Korean won)

	June 30, 2010
	Individual insurance						Group Insurance and others		Total
	Pure Endowment insurance		Death insurance		Blended insurance
Beginning	(Won)	1,058,320	(Won)	55,082	(Won)	932,615	(Won)	677	(Won)	2,046,694
Provisions (Reversals)		319,428		(3,614)		159,977		469		476,260

Ending	(Won)	1,377,748	(Won)	51,468	(Won)	1,092,592	(Won)	1,146	(Won)	2,522,954

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Insurance-related assets

Insurance-related assets presented within other assets as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Reinsurance assets	(Won)	624	(Won)	690
Deferred acquisition costs		96,604		71,407

	(Won)	97,228	(Won)	72,097

The changes in reinsurance assets for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010

Beginning	(Won)	690	(Won)	806
Provisions (Reversals)		(66)		(126)

Ending	(Won)	624	(Won)	681

The changes in deferred acquisition costs for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010

Beginning	(Won)	71,407	(Won)	38,580
Increase		45,044		24,142
Reversals		(19,847)		(9,288)

Ending	(Won)	96,604	(Won)	53,434

Insurance premiums and reinsurance

The details of insurance premiums for the six-month periods ended June 30, 2011 and 2010, are as follows:

	June 30, 2011
(in millions of Korean won)	Pure endowment insurance		Death insurance		Endowment insurance		Group insurance		Total

Insurance premiums earned	(Won)	221,318	(Won)	2,141	(Won)	164,011	(Won)	1,542	(Won)	389,012
Reinsurance premiums paid		169		358		77		757		1,361

Net premiums earned	(Won)	221,149	(Won)	1,783	(Won)	163,934	(Won)	785	(Won)	387,651

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	June 30, 2010
(in millions of Korean won)	Pure endowment insurance		Death insurance		Endowment insurance		Group insurance		Total

Insurance premiums earned	(Won)	359,733	(Won)	2,091	(Won)	221,583	(Won)	1,432	(Won)	584,839
Reinsurance premiums paid		167		351		72		305		895

Net premiums earned	(Won)	359,566	(Won)	1,740	(Won)	221,511	(Won)	1,127	(Won)	583,944

The details of reinsurance transactions for the six-month periods ended June 30, 2011 and 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	(Won)	604	(Won)	315	(Won)	384	(Won)	699
Group		757		480		17		497

	(Won)	1,361	(Won)	795	(Won)	401	(Won)	1,196

	June 30, 2010
(In millions of Korean won)	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	(Won)	590	(Won)	262	(Won)	294	(Won)	556
Group		305		360		—		360

	(Won)	895	(Won)	622	(Won)	294	(Won)	916

Insurance expenses for the six-month periods ended June 30, 2011 and 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Pure endowment insurance		Death insurance		Endowment insurance		Group insurance		Total

Insurance expense	(Won)	781	(Won)	199	(Won)	17,891	(Won)	595	(Won)	19,466
Dividend expense		24		4		1		—		29
Refund expense		68,457		1,735		74,816		220		145,228
Provisions		166,575		291		73,672		711		241,249

		235,837		2,229		166,380		1,526		405,972

Reinsurance claims		33		225		57		480		795

Net insurance expense	(Won)	235,804	(Won)	2,004	(Won)	166,323	(Won)	1,046	(Won)	405,177

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	June 30, 2010
(In millions of Korean won)	Pure endowment insurance		Death insurance		Endowment insurance		Group insurance		Total

Insurance expense	(Won)	434	(Won)	452	(Won)	13,579	(Won)	586	(Won)	15,051
Dividend expense		1		4		—		—		5
Refund expense		43,787		1,969		52,635		84		98,475
Provisions		319,429		(3,613)		159,976		468		476,260

		363,651		(1,188)		226,190		1,138		589,791

Reinsurance claims		12		226		23		361		622

Net insurance expense	(Won)	363,639	(Won)	(1,414)	(Won)	226,167	(Won)	777	(Won)	589,169

Measurement basis of insurance liabilities

Insurance contracts subject to measurement of insurance liabilities

As of June 30, 2011, the Group reviewed the adequacy of insurance liabilities on individual annuity insurance contract, participating insurance contract and non-participating insurance contract with fixed interest rate or interest-linked product, excluding variable insurance, a performance dividend product, and employee retirement deposit insurance and retirement insurance, most of which has policy period of less than one year.

Measurement basis

As of June 30, 2011, the measurement basis and historical rates used in calculating insurance liabilities are as follows:

	Historical rates	Measurement basis

Discount rate	4.90%	Based on the Group’s 3-year average investment yield
Surrender rate	KB product: 5~15% (former)Hanil product: 10~15%	Calculation of yearly rate reflected historical rate (surcharge rate is applied to insurance less than one year)
Mortality rate	Expected death rate of non-participating product 5th Experience Mortality Rate table 1st year 90% 2nd year 80% 3rd year and thereafter 70%	Based on the security surcharge of historical rate and expected rate

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Contract amounts, expected interest rate and premium surplus (deficiencies) by insurance contract type as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Contract amount		Expected interest rate (%)	Premium surplus (deficiencies)

Individual annuity	(Won)	1,378,633	5.00	(Won)	28,998
Participating products		63,723	4.60		(5,877)
Non-participating product		6,543,872	4.80		156,468

	(Won)	7,986,228	—	(Won)	179,589

Interest linked	(Won)	7,459,360	4.90	(Won)	201,630
Fixed interest		526,868	7.00		(22,041)

(In millions of Korean won)	Dec. 31, 2010
	Contract amount		Expected interest rate (%)	Premium surplus (deficiencies)

Individual annuity	(Won)	1,407,831	5.00	(Won)	34,389
Participating products		72,860	4.60		(3,224)
Non-participating product		5,645,745	4.80		69,992

	(Won)	7,126,436	—	(Won)	101,157

Interest linked	(Won)	6,596,313	4.90	(Won)	120,958
Fixed interest		530,123	7.00		(19,801)

Insurance risk

Sensitivity factor

Qualitative information of the insurance terms and conditions that have significant affect on insurers’ future cashflows, timing and uncertainty are as follows:

Sensitivity factors	Change in assumption

Return on investment	Increase/decrease by 1%
Insurance operating rate	Increase by 10%
Mortality rate	Increase by 5%

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Sensitivity analyses

The sensitivity analyses reflecting the changes of risk factors within reasonable range as of June 30, 2011 and December 31, 2010, are as follows. The results of the sensitivity analyses are the amounts before tax and the impact on net assets and profit (loss) for the period.

	June 30, 2011
(In millions of Korean won)	Investment return +1%		Investment return -1%		Insurance operating expenses rate 10%		Mortality rate 5%
Pure endowment insurance	(Won)	193,096	(Won)	160,768	(Won)	173,177	(Won)	177,486
Death insurance		(15,939)		(27,207)		(22,141)		(21,070)
Endowment insurance		46,498		(3,595)		19,530		22,485
Group insurance		(91)		(177)		(141)		(132)

	Dec. 31, 2010
(In millions of Korean won)	Investment return +1%		Investment return -1%		Insurance operating expenses rate 10%		Mortality rate 5%
Pure endowment insurance	(Won)	131,703	(Won)	109,339	(Won)	116,916	(Won)	120,950
Death insurance		(14,735)		(25,397)		(20,482)		(19,822)
Endowment insurance		21,900		(25,319)		(3,556)		(681)
Group insurance		13		1		6		7

Credit and Liquidity risk

The credit ratings for each financial asset as of June 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	June 30, 2011
	Credit rating
	AAA		AA		A		BB/BBB		Speculative		Not-rated		Total
Carrying amount
Insurance receivable	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	8,212	(Won)	8,212
Reinsurance receivable		—		62		73		—		—		—		135
Ratio (%):
Insurance receivable		—		—		—		—		—		100.00		100.00
Reinsurance receivable		—		45.93		54.07		—		—		—		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(in millions of Korean won)	Dec. 31, 2010
	Credit rating
	AAA		AA		A		BB/BBB		Speculative		Not-rated		Total
Carrying amount:
Insurance receivable	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	6,561	(Won)	6,561
Reinsurance receivable		—		75		130		—		—		—		205
Ratio (%):
Insurance receivable		—		—		—		—		—		100.00		100.00
Reinsurance receivable		—		36.10		63.90		—		—		—		100.00

Maturities of insurance liabilities as June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	June 30, 2011
	Currently due		No later than 1 month		1~ 3 months		3~12 months		1 ~ 5 years		Over 5 years		Total
Insurance liabilities	(Won)	2,490	(Won)	2,217	(Won)	606	(Won)	6,059	(Won)	152,877	(Won)	2,935,176	(Won)	3,099,425

(In millions of Korean won)
	Dec. 31, 2010
	Currently due		No later than 1 month		1~ 3 months		3~12 months		1 ~ 5 years		Over 5 years		Total
Insurance liabilities	(Won)	—	(Won)	—	(Won)	—	(Won)	23,645	(Won)	93,450	(Won)	2,741,081	(Won)	2,858,176

36. Trust Accounts

Trust accounts as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011				Dec. 31, 2010
	Total assets		Operating revenues		Total assets		Operating revenues[1]
Consolidated	(Won)	31,887	(Won)	2,120	(Won)	29,905	(Won)	835
Non-consolidated		43,609,208		2,223,278		38,909,844		1,888,262

	(Won)	43,641,095	(Won)	2,225,398	(Won)	38,939,749	(Won)	1,889,097

[1]	Revenues are for the six-month period ended June 30, 2010.
[2]

The Trust accounts have been prepared in accordance with the Statement of Korea Accounting Standard No. 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Significant transaction related to the trust accounts for the six-month periods ended June 30, 2011 and 2010, is as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010[1]
Revenues
Fees and commissions from trust accounts	(Won)	123,146	(Won)	100,193
Commissions from early redemption in trust accounts		143		98

	(Won)	123,289	(Won)	100,291

Expenses
Accrued interest on trust accounts	(Won)	25,175	(Won)	14,795

Assets
Accrued trust fees	(Won)	42,413	(Won)	29,380

Liabilities
Due to trust accounts	(Won)	1,792,915	(Won)	1,834,715
Accrued interest on trust accounts		5,430		3,603

	(Won)	1,798,345	(Won)	1,838,318

[1]	Assets and liabilities are as of December 31, 2010.

As of June 30, 2011 and December 31, 2010, the carrying amount of the trust accounts guaranteeing repayment of principal are as follows:

	June 30, 2011		Dec. 31, 2010
Old age pension	(Won)	5,759	(Won)	6,050
Personal pension		1,706,051		1,701,990
Pension trust		1,106,645		1,032,277
Retirement trust		215,613		325,077
New personal pension		82,177		82,229
New old age pension		15,190		17,445

	(Won)	3,131,435	(Won)	3,165,068

As of June 30, 2011 and December 31, 2010, no amount was recognized as liability regarding the management result of the trust accounts guaranteeing repayment of principal (Note 22).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

37. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Cash	(Won)	1,760,667	(Won)	1,594,505
Checks with other banks		858,431		643,270
Due from Bank of Korea		3,891,955		2,972,548
Due from other financial institutions		2,431,371		1,634,340

		8,942,424		6,844,663

Restricted due from financial institutions		(4,039,818)		(3,360,053)
Due from financial institutions with original maturities over three months		(349,078)		(218,195)

		(4,388,896)		(3,578,248)

	(Won)	4,553,528	(Won)	3,266,415

Significant non-cash activities for six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Decrease in loans due to the write-offs and restructuring	(Won)	822,440	(Won)	703,255
Changes in accumulated other comprehensive income due to valuation of investment securities		(63,124)		(31,651)
Decrease in accounts receivable from debt-equity swap		919		90,027

Cash inflow and outflow due to income tax, interest and dividend for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Income tax refunded	(Won)	(139,546)	(Won)	(46,890)
Interest received		7,008,399		7,121,912
Interest paid		3,321,256		3,360,816
Dividends received		39,779		26,684
Dividends paid		41,163		78,897
Dividends for hybrid bond paid		27,898		32,298

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

38. Contingent liabilities and commitments

Acceptances and guarantees as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in won
Acceptances and guarantees for corporate purchasing card	(Won)	574,242	(Won)	801,657
Other acceptances and guarantees in won		1,128,091		907,609

		1,702,333		1,709,266

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		409,730		294,191
Letter of guarantees		60,292		65,966
Bid bond		31,572		64,462
Performance bond		608,493		647,318
Refund guarantees		2,750,882		2,945,179
Other acceptances and guarantees in foreign currencies		417,421		297,813

		4,278,390		4,314,929

Financial guarantees
Acceptances and guarantees for debentures in issue		397		397
Acceptances and guarantees for mortgage		57,574		69,901
Overseas debt guarantees		224,994		239,707
International financing guarantees in foreign currencies		32,343		292,470
Financial guarantees		20,000		—

		335,308		602,475

		6,316,031		6,626,670

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		4,037,730		4,362,986
Guarantees of advances from customers		2,072,317		2,089,411

		6,110,047		6,452,397

	(Won)	12,426,078	(Won)	13,079,067

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Acceptances and guarantees by counter party as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	June 30, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Corporations	(Won)	4,614,723	(Won)	3,199,289	(Won)	7,814,012	62.88
Small companies		1,670,496		1,111,381		2,781,877	22.39
Public and others		30,812		1,799,377		1,830,189	14.73

	(Won)	6,316,031	(Won)	6,110,047	(Won)	12,426,078	100.00

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Corporations	(Won)	4,619,783	(Won)	2,901,615	(Won)	7,521,398	57.51
Small companies		1,893,387		1,277,378		3,170,765	24.24
Public and others		113,500		2,273,404		2,386,904	18.25

	(Won)	6,626,670	(Won)	6,452,397	(Won)	13,079,067	100.00

Acceptances and guarantees by industry as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	June 30, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Public service	(Won)	41,105	(Won)	1,715,021	(Won)	1,756,126	14.13
Financial service		69,544		10,951		80,495	0.65
Service		363,829		35,923		399,752	3.22
Manufacturing		4,009,817		3,301,393		7,311,210	58.84
Others		1,831,736		1,046,759		2,878,495	23.16

	(Won)	6,316,031	(Won)	6,110,047	(Won)	12,426,078	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Public service	(Won)	38,641	(Won)	2,207,654	(Won)	2,246,295	17.18
Financial service		28,059		2,067		30,126	0.23
Service		300,826		31,747		332,573	2.54
Manufacturing		4,489,697		3,263,259		7,752,956	59.28
Others		1,769,447		947,670		2,717,117	20.77

	(Won)	6,626,670	(Won)	6,452,397	(Won)	13,079,067	100.00

Loan commitments as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	June 30, 2011		Dec. 31, 2010

Loan commitments
Corporate loan commitment	(Won)	30,291,915	(Won)	27,644,011
Consumer loan commitment		14,488,702		14,149,393
Credit card limit		48,393,920		44,776,141
Other acceptance and guarantees in foreign currencies		28,031		29,611
Private indirect reinvestment trusts for the stabilization of bond markets		518,913		518,913
United Asset Management Corporation		141,750		89,950
Purchase of security investment		632,150		559,950

		94,495,381		87,767,969

Financial Guarantees
Credit line		473,930		155,162
Purchase of security investment		481,000		396,050

		954,930		551,212

	(Won)	95,450,311	(Won)	88,319,181

Other Matters (Litigation and others)

The Group has filed 111 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of (Won) 700,850 million, and faces 268 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of (Won) 1,419,470 million, which arose in the normal course of the business and are still pending as of June 30, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The Korea Lottery Service Inc. (“KLS”) filed lawsuits against Kookmin Bank in relation to the commitment fees (2 cases with the total damages of (Won) 580,156 million). However, in substance, the government (lottery fund) is responsible for the commitment fees. Kookmin Bank expects that the lawsuits would not affect its financial position even if the court rules in favor of the plaintiff. The Korea government filed a civil lawsuit against KLS, an accounting firm and Kookmin Bank (responsible party) seeking the total damages of (Won) 320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to the illegal act of Kookmin Bank’s employees and others. The Seoul High Court dismissed the said intermediate appeal on September 29, 2010. The government has filed an appeal which is currently pending. It is uncertain as to whether the Bank will be ultimately liable for the damages in the aforementioned lawsuit, and no estimate can be made of the amount of the potential liabilities as of June 30, 2011.

The government also filed civil lawsuits against the Bank, NACF and Woori Bank seeking the total damages of (Won) 119,842 million. The plaintiff contends that the loss was due to the defendants’ breach of trust and mismanagement of the Housing Fund. The case is currently ongoing in its first trial and no estimate of any loss can be made as of June 30, 2011.

According to shareholders’ agreement among Kookmin Bank on September 25, 2009, International Finance Corporation (“IFC”) and remaining shareholders, the Kookmin Bank granted a put option to IFC with right to sell shares of JSC Bank Center Credit to itself or its designee. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

Kookmin Bank underwent tax investigation from Seoul Regional Tax Office, and received penalties in relation to corporate tax and paid the amount of (Won) 438,975 million in 2007. Kookmin Bank claimed in an application for adjudication on August 2007, the amount of (Won) 438,863 million in relation to the items of notices. The (Won) 39,344 million has been refunded to Kookmin Bank as a result of appeals to National Tax Tribunal, which were ruled in favor of Kookmin Bank and (Won) 58,721 million was refunded upon the revocation of refusal disposition of the rectification on corporate tax. Kookmin Bank filed administrative litigations to Seoul Administrative Court, then the case related to commission fee of KB Asset Management was ruled against Kookmin Bank on January 26, 2011 and the case related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank on April 1, 2011. Both of them were appealed to Seoul High Court, where is currently pending.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

39. Securitization

The Group transferred loans and other financial assets to SPEs, and issued debentures secured by those transferred assets.

The details of borrowings which are secured by loans and other financial assets as of June 30 2011 and December 31, 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Interest Rates (%)	Expiration date	Senior debenture		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	2.54	2039-12-08	(Won)	390,709	(Won)	475,579	(Won)	—
KB 13th Securitization Specialty Co., Ltd.	—	—		—		3,289		—
KB 14th Securitization Specialty Co., Ltd.	—	—		—		1,437		—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.40	2012-10-09		3,258		19,000		—
New Star First Co., Ltd.	5.05	2011-07-20		50,100		—		50,315

				444,067		499,305		50,315
Premiums(discounts) on debentures				—		—		—

			(Won)	444,067	(Won)	499,305	(Won)	50,315

	Dec. 31, 2010
(In millions of Korean won)	Interest Rates (%)	Expiration date	Senior debenture		Underlying assets
					Loans		Securities
KB 9th Securitization Specialty Co., Ltd.	—	—	(Won)	—	(Won)	785	(Won)	—
KB 10th Securitization Specialty Co., Ltd.	—	—		—		1,570		—
KB 11th Securitization Specialty Co., Ltd.	—	—		—		1,846		—
KB 12th Securitization Specialty Co., Ltd.	—	—		—		546		—
KB 13th Securitization Specialty Co., Ltd.	—	—		—		95,834		—
KB 14th Securitization Specialty Co., Ltd.[2]	6.03~6.57	2011-10-04 ~ 2012-01-04		30,000		85,564		—
KB Mortgage Loan First Securitization Specialty Co., Ltd.[1]	1.98	2039-12-08		423,379		522,059		—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.08	2012-10-09		3,258		19,000		—
New Star First Co., Ltd.	4.65~5.05	2011-01-19		100,300		—		100,985

				556,937		727,204		100,985
Premiums(discounts) on debentures				(12)		—		—

			(Won)	556,925	(Won)	727,204	(Won)	100,985

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

[1]	Included in the floating rate debentures in foreign currency (Note 21).
[2]	Included in the floating rate debentures in won (Note 21).

40. The Subsidiaries

The details of subsidiaries as of June 30, 2011, are as follows:

Name of subsidiary	Location	Industry

Kookmin Bank	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd	Korea	Credit card & Installment finance
KB Investment & Securities Co., Ltd.	Korea	Trading securities and brokerage
KB Life Insurance Co., Ltd.	Korea	Life insurance
KB Asset Management Co., Ltd.	Korea	Security investment trust management and advisory
KB Real Estate Trust Co., Ltd.	Korea	Real estate trust management
KB Investment Co., Ltd.	Korea	Investment in small company
KB Credit Information Co., Ltd.	Korea	Collection of receivables or credit investigation
KB Data System Co., Ltd.	Korea	Software advisory, development, and supply
Powernet Technologies Co., Ltd.	Korea	Electronic product manufacturing and selling
Kookmin Bank Int’l Ltd.(London)	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	Cambodia	Banking and foreign exchange transaction
KB Investment & Securities Hong Kong Limited	Hong Kong	Trading securities and brokerage
Principal Reserve Trust	Korea	Trust business
KB 13th Securitization Specialty Co., Ltd. and 9 others	Korea and others	Asset securitization and others
KB06-1 Venture Investment and 10 others	Korea	Investment
KB Evergreen Private securities26 (Bond) and 26 others	Korea	Private equity fund

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of June 30, 2011, the Bank has 1,151 domestic branches and offices and 7 overseas branches (excluding 3 subsidiaries and 1 office). Kookmin Bank’s paid-in capital as of June 30, 2011, is (Won) 2,021,896 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established upon spin off of Kookmin Bank’s credit card business segment on March 2011, to engage in credit card business under the Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s paid-in capital as of June 30, 2011, is (Won) 460,000 million.

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business service including investment trading service and brokerage service and in other related services in accordance with Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ paid-in capital as of June 30, 2011, is (Won) 107,252 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s paid-in capital as of June 30, 2011, is (Won) 276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in collective investment business (previously known as security investment trust operations) under Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s paid-in capital as of June 30, 2011, is (Won) 38,338 million.

Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 24 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s paid-in capital as of June 30, 2011, is (Won) 80,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s paid-in capital as of June 30, 2011, is (Won) 44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s paid-in capital as of June 30, 2011, is (Won) 6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ paid-in capital as of June 30, 2011, is (Won) 8,000 million.

Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s paid-in capital as of June 30, 2011, is USD 30,392,000.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid-in capital as of June 30, 2011, is USD 20,000,000.

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership of Kookmin Bank Cambodia PLC. on May 2009. As of June 30, 2011, Kookmin Bank owns 53.19% through participation in paid-in capital increase in December 2010. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2010, is USD 16,000,000.

Special Purpose Company specializing in a business of asset-backed securitization

Special Purpose Company operates issuing and redeeming the asset-backed securities by purchasing, managing, investing and selling of the right to the loans (securitization assets) in accordance with Asset-Backed Securitization Act.

Other subsidiaries are Private equity fund, Principal Reserve Trust, and Investment partnership and others.

Special Purpose Entities

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly Special Purpose Entities (the “SPE”), with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

The Group consolidates an SPE when, in substance, the Group controls the SPE as follows:

•	In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operation;

•

In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

•	In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs are asset securitization specialty company, project financing company, privately placed fund, partnership and others and the purpose of business activities of SPEs are the securitization of assets, providing lines of credit by purchasing subordinated bonds, ABCP and others, granting loans, investing in equity shares, and managing assets.

41. Finance/Operating Lease

The future minimum lease payments arising from the non-cancellable lease contracts as of June 30, 2011, are as follows:

Finance lease

(In millions of Korean won)	June 30, 2011
Net Carrying amount of finance lease assets	(Won)	26,428
Minimum lease payment
Within 1 year		8,392
1-5 years		1,012

		9,404

Present value of minimum lease payment
No later than 1 year		8,189
1-5 years		953

		9,142

Contingent rent		—
Minimum sublease		—

Operating lease

(In millions of Korean won)	June 30, 2011

Minimum lease payment
Within 1 year	(Won)	108,063
1-5 years		81,162
Over 5 years		1,863

		191,088

Minimum sublease payment		112
Lease payment reflected in profit or loss
Minimum lease payment		90,171
Contingent rent		—
Sublease payment		66

		90,237

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

42. Related Party Transactions

Significant transactions with related party transactions for the six-month periods ended June 30, 2011 and 2010, are as follows:

		June 30, 2011
(In millions of Korean won)		Revenues		Provisions for credit losses		Expenses

Associates	Korea Credit Bureau Co., Ltd.	(Won)	2	(Won)	—	(Won)	73
	United Asset Management CO., Ltd.		14,125		4		10
	KB Global Star Game & Apps SPAC		27		(2)		14
	Testian Co., Ltd.		29		—		—
	United PF 1st Recovery Private Equity Fund		30,722		—		—
Joint ventures	Burrill-KB Life Science Fund		—		—		—
Key management			135		1		170
Other	Retirement pension		83		—		352

		(Won)	45,123	(Won)	3	(Won)	619

		June 30, 2010
(In millions of Korean won)		Revenues		Provisions for credit losses		Expenses

Associates	Korea Credit Bureau Co., Ltd.	(Won)	2	(Won)	—	(Won)	104
	United Asset Management CO., Ltd.		583		—		71
	KB Global Star Game & Apps SPAC		—		—		—
	KT Wibro infrastructure Co., Ltd.		—		—		—
Joint ventures	Burrill-KB Life Science Fund		751		—		372
Key management			6,238		25		2,345
Other	Retirement pension		50		—		228

		(Won)	7,624	(Won)	25	(Won)	3,120

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of June 30, 2011 and December 31, 2010, are as follows:

		June 30, 2011
(In millions of Korean won)		Receivables		Allowances for credit losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	(Won)	—	(Won)	—	(Won)	5,661
	United Asset Management CO., Ltd.		42,495		75		133
	KB Global Star Game & Apps SPAC		2,122		1		1,310
	Testian Co., Ltd.		630		29		—
	Joam Housing Development Co., Ltd.		—		—		68
Joint ventures	Burrill-KB Life Science Fund		793		784		—
Key management			33,678		13		9,612
Other	Retirement pension		—		—		22,677

		(Won)	79,718	(Won)	902	(Won)	39,461

		Dec. 31, 2010
(In millions of Korean won)		Receivables		Allowances for credit losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	(Won)	—	(Won)	—	(Won)	9,725
	United Asset Management CO., Ltd.		40,330		71		15
	KB Global Star Game & Apps SPAC		1,083		2		1,472
Joint ventures	Burrill-KB Life Science Fund		793		784		—
Key management			154,763		72		14,559
Other	Retirement pension		—		—		7,919

		(Won)	196,969	(Won)	929	(Won)	33,690

According to K-IFRS No. 1024, the Group includes associated companies, joint venture companies, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates and joint ventures.

Key management includes the directors of the Parent Company and the directors (vice-president and above) of Kookmin Bank and companies where the directors and their close family members have the power to influence decision-making process. The Group recognized receivables amounting to (Won) 33,678 million and (Won) 154,763 million as of June 30, 2011 and December 31, 2010, respectively, and related allowances for loan losses amounting to (Won) 72 million as of December 31, 2010, from the sale to key management. Of those respective amounts, loans receivable amounting to (Won) 27,627 million and (Won) 152,023 million, and related allowance for possible loan loss amounting to (Won) 68 million, are from companies where key management has a power to influence decision-making process.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Accrued severance benefit plan is based on retirement benefit pension plan. The Group discloses receivable and payable balances arising from the transactions between the Group and retirement benefit pension plan assets in the notes to the financial statements. Kookmin Bank has received deposits of (Won) 22,677 million and (Won) 7,919 million as of June 30, 2011 and December 31 2010, respectively, from the retirement benefit pension plan and accounted for the amount received as deposits under liabilities.

Guarantees to related parties as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		June 30, 2011		Dec. 31, 2010
United Asset Management CO., Ltd.	Loan commitments in won	(Won)	85,370	(Won)	87,548
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Purchase of security investment		51,800		—

The details of compensation to key management for the six-month periods ended June 30, 2011 and 2010, are as follows:

	June 30, 2011
(In millions of Korean won)	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
Registered directors (executive)	(Won)	2,313	(Won)	84	(Won)	—	(Won)	2,013	(Won)	4,410
Registered directors (non-executive)		487		—		—		3		490
Non-registered directors		2,920		3		135		90		3,148

	(Won)	5,720	(Won)	87	(Won)	135	(Won)	2,106	(Won)	8,048

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

	June 30, 2010
(In millions of Korean won)	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
Registered directors (executive)	(Won)	1,201	(Won)	49	(Won)	—	(Won)	(1,991)	(Won)	(741)
Registered directors (non-executive)		56		—		—		(154)		(98)
Non-registered directors		3,928		67		—		(426)		3,569

	(Won)	5,185	(Won)	116	(Won)	—	(Won)	(2,571)	(Won)	2,730

43. Business Combination

General Information

Chungkang Co., Ltd. in which KB-Glenwood Private Equity Fund 1, a subsidiary of the Parent Company, participated at the initial capital investment, agreed to acquire Powernet Technologies Co., Ltd. which has major business objective in manufacturing and sale of electrical equipment such as power generating equipment, on December 16, 2009. Accordingly, as of December 24, 2009, Chungkang Co., Ltd. acquired 36,000,000 ordinary shares ((Won) 2,122 per share) which comprise 92.64% of ordinary shares of Powernet Technologies Co., Ltd.

Meanwhile, Powernet Technologies Co., Ltd., under a court decision on January 12, 2005, underwent liquidation process resulting from the long-term economic downturn and decrease of product price due to the competitiveness with Chinese companies. However, the Parent Company regained its control over Powernet Technologies Co., Ltd. when the liquidation process was completed on February 12, 2010, through early repayment of restructured debts using the capital it received from Chungkang Co., Ltd.

Powernet Technologies Co., Ltd.’s financial information used for the preparation of consolidated financial statements of the Group was as of and for the year ended March 31, 2011. Meanwhile, any significant transactions or events occurred during the period from March 31, 2011, closing date for Powernet Technologies Co., Ltd., to June 30, 2011, consolidated financial statements date, are reviewed, and there was no adjustment accounted for in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The fair value of Powernet Technologies Co., Ltd.’s ordinary shares newly issued to Chungkang Co., Ltd. are as follows:

(In millions of Korean won)	Fair value

Fair value of interests on Powernet Technologies Co., Ltd. owned before business combinations[1]	(Won)	76,392

[1]	Powernet Technologies Co., Ltd. newly issued ordinary shares to new shareholders on December 24, 2009, and accordingly, Chungkang Co., Ltd. acquired 36,000,000 shares at (Won) 2,122 per share.

The details of identifiable assets and liabilities are as follows:

(In millions of Korean won)	Amount

Cash and due from financial instruments	(Won)	65,913
Loans		238
Financial assets		11
Property, plant and equipment and investment property		3,422
Intangible assets		1
Deferred income tax assets		6,356
Other assets		14,764
Current tax liabilities		(8)
Other liabilities		(15,076)

	(Won)	75,621

•	The increase of (Won) 962 million in the value of land is added to the carrying amount of property, plant and equipment and investment property as a result of fair value measurement.

•	The decrease of (Won) 405 million in the value of available-for-sale securities is subtracted from the carrying amount of financial assets as a result of fair value measurement.

•

The fair values of trade receivables amounting to (Won) 8,363 million and accounts receivable amounting to (Won) 2,779 million, are same as the carrying amounts, and the related provision ratio for each account is 1%.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Goodwill

Goodwill acquired in business combination is as follows. There is no goodwill which is deductible for tax purposes

(In millions of Korean won)	Amount

Total considerations (A)	(Won)	76,392
Fair value of identifiable assets and liabilities before deferred income tax (B)		(75,621)
Effects of deferred liability on difference between fair value and Carrying amount (C)		122
Controlling interest of net fair values after deferred income tax [(D)=((B)+(C))X92.64%]		(69,938)

Goodwill [(E)=(A)+(D)]	(Won)	6,454

The non-controlling interest amount as of the acquisition date is (Won) 5,569 million, and the amount is computed considering the non-controlling interest share in the total identifiable assets.

44. Transition to K-IFRS

The Group’s interim consolidated financial statements as of and for the six-month period ended June 30, 2011, have been prepared in accordance with K-IFRS which was adopted on January 1, 2011. The Group’s consolidated statement of financial position as of December 31, 2010, and its interim consolidated financial statements for the six-month period ended June 30, 2010, had been prepared in accordance with K-GAAP. However, K-IFRS No. 1101, First time adoption of K-IFRS, was implemented and these financial statements have been restated in accordance with K-IFRS and the Group’s transition date to K-IFRS was January 1, 2010.

Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Group’s consolidated financial statements are as follows:

First time adoption of K-IFRS

The exemptions from other K-IFRS which the Group optionally elected in accordance with K-IFRS No. 1101 are as follows:

•	Business combination: For business combination transactions, which occurred prior to the transition date, K-IFRS No. 1103, Business Combination is not applied retrospectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

•

Deemed cost as fair value or revalued amount: The Group applies the revalued amount reported under K-GAAP as deemed cost for certain tangible assets (land and building). Accordingly, gain on revaluation of tangible assets calculated under K-GAAP is reclassified as retained earnings and there is no effect to financial statements except for the reclassification.

•

Recovery and reserved liabilities included in cost of tangible assets: Changes in allowances associated with expected recovery or changes for tangible assets are not retroactively estimated from the time of initial acquisition. Change in the amount of allowances is estimated only once at the transition date.

•

The Group applied K-IFRS No. 1101 which is expected to be applied on July 1, 2011. Accordingly, the Group applied K-GAAP on the results of transactions that occurred before the date of transition for the derecognition of financial instruments and unrecognized its assets and liabilities in accordance with K-IFRS.

•	Cumulative translation difference: Cumulative translation differences for all foreign operations existing on the transition date are deemed zero.

Significant GAAP differences between K-GAAP and K-IFRS

GAAP differences	K-GAAP	K-IFRS

Scope of Consolidation

Determined by Article 1-3 (1) and (2) of External Audit of Stock Companies before amendment

•        Largest shareholder with 30 % or more of voting power in subsidiary.

•        Where it can exercise right in determining significant financial or operation decisions of other companies and the companies determined to be consolidated by Korean Financial Services Commission.

The entity classifies the subsidiaries as general purpose company or special purpose entity according to its influence over financial and operational policies of an entity so as to obtain benefits from its activities and of which a number of factors are to be considered.

•        General entities: Parent company model

•        Special purpose entities: Risks rewarding model

Allowances for loan losses

The calculation of allowances for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

The higher amount estimated below between two methods:

i) allowances for loan losses based on historical loss data

ii) allowances provided in accordance with directed minimum percentage rate in its respective asset quality category as prescribed by the Regulation on Supervision of Banking Business.

If there is objective evidence that an impairment loss on loans at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

An entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

If an entity determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

Such group estimation model is applied by probability of default of asset (assets group) and loss given default by mortgage types with regard to various factors such as type of commodity and borrowers, credit rating, size of portfolio, impairment period, collecting period, others.

Unused commitments/guarantees	Reserve more than minimum funding rate of asset quality in accordance with rules reflecting a result of asset quality classification and credit conversion factor.	The amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the reporting date. The risks and uncertainties that inevitably surround many events and circumstances shall be taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, the amount of a provision shall be the present value of the expenditures expected to be required to settle the obligation. Evaluation models using various risk factors such as CCF(Credit Convert Factor), PD(Probability of Default) and LGD(Loss Given Default) are employed.

Interest income recognized by effective interest method

Interest income is recognized using effective interest method except for the following which is recognized when cash is received:

i) Interest on loan whose principal or interest is past due at the end of the reporting period, or,

ii) loans with entity at default that have no guarantee from financial institutions and have deposits as collateral which are less than the outstanding amount at the end of the reporting period

Interest income is recognized using effective interest method.

	Loan origination costs that have future economic benefits and identifiable by transactions are deferred and amortized using effective interest method.	All direct loan origination fees are deferred and recognized through effective interest method

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Impairment recognition of securities

When there is an objective evidence of impairment, impairment loss shall be recognized.

If, in a subsequent period, the amount of the impairment loss in available-for-sale security at fair value is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss can be reversed.

Along with an objective evidence of impairment a significant or prolonged decline in the fair value of an equity security below its cost is also objective evidence of impairment.

Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.

Change in definition of derivative

A derivative is a financial instrument or other contract having all the following characteristics;

a. Needs underlying variables and units specified in contract (or payment rules)

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would have an effect to have a similar response to changes in market prices; and

c. Able to be settled net in cash

Derivative is a financial instrument or other contract having all three of the following characteristics:

a. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c. It is settled at a future date.

Fair Value Adjustments of Financial Instruments	When derivatives are exposed to counterparty credit risk, credit value adjustments is measured in accordance with minimum percentage rate by asset category as prescribed in the Regulation on Supervision of Banking Business	When derivatives are exposed to credit risk, credit risk of itself or of counterparty is evaluated according to risk position.

	Adjustment of bid or asking price: apply mid-market price	Apply bid or asking price by risk position in valuation of financial instrument

Customer Loyalty Programs	Provisions on credit card points provided to customers are recognized based on the estimated future costs when sale occurs.	Revenue recognition for the amount of fair value of credit card points at the point of sale is deferred and recognized as revenue or expensed when it is redeemed by customers or expired.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Employee Benefits	Retirement benefits: Benefits are measured based on assumption that all eligible employees and directors, with at least one year of service, were to terminate their employment at the end of the reporting period.	Post-employment benefit obligation: It is measured by an actuarial valuation method using projected unit credit method

	Short-term employee benefit: Compensation for unused annual leave is recognized as expense during the period when payment is made.	Short-term employee benefit : It is recognized as expense during the period when services are provided and benefits are earned.

Asset Retirement Obligation	No provision is recognized for restoration cost of leased property.	The expected restoration cost for structures in leased office used for business purpose is recognized as liability. After that, the amount is included in acquisition cost, which shall be depreciated and re-evaluated annually.

Hybrid bond	Hybrid bond is classified as liability by its legal form	Hybrid bond is classified as equity or liability by the substance of contracts. Therefore, if it has unconditional right to avoid delivering financial asset such as cash to settle the contractual obligation, it is classified as equity instrument and presented as a part of equity.

Financial assets and liabilities from brokerage transaction	A financial asset and a financial liability from standardized brokerage transaction, can be offset and presented as the net amount in the statement of financial position.	A financial asset and a financial liability shall be offset and presented as the net amount in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Goodwill	Goodwill is amortized over the reasonable period from the beginning of the first annual period in which it occurs using straight-line method.	Goodwill acquired in a business combination shall not be amortized. An entity shall test goodwill for impairment annually

Gain on a bargain purchase	Gain on a bargain purchase is reversed over the reasonable period from the beginning of the first annual period in which it occurs using straight-line method.	Gain on a bargain purchase is recognized in the period it occurs through profit or loss.

Deferred income tax

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized.

Determine whether deferred income tax asset or deferred income tax liability shall be recognized by temporary difference between the carrying amount of an investment asset in the statement of financial position of subsidiary and its tax base.

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized

Recognize deferred income tax asset or deferred income tax liability in a way that temporary differences are realized

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Foreign currency translation

•      Foreign currency transaction:

Assets or liabilities denominated in foreign currency for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period, gain or loss arising from this recorded as loss on foreign currency exchange or gain on foreign currency exchange in profit or loss.

•      Foreign branches:

Translation of financial statements in a foreign currency to Korean won for a branch of a reporting entity shall be translated at the closing rate at the end of the reporting period.

•      Foreign currency transaction:

At each reporting date:

a. Foreign currency monetary items shall be translated using the closing rate

b. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction

c. Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

•      Foreign branches:

If the presentation currency differs from the entity’s functional currency, it shall be translated into a different presentation currency using the following procedures:

a. Assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period.

b. Equity: historical rate

c. Income and expenses for each income statement shall be translated at average exchange rates.

d. All resulting exchange differences shall be recognized as other comprehensive income and on disposal of the foreign operation, the amount of the exchange differences shall be recognized in profit or loss as a reclassification adjustment when the gain or loss on disposal is recognized.

Derecognition of a financial asset	No applicable priority of requirements to derecognize a financial asset but an entity uses controls, risks and rewards altogether.	When an entity retains substantially all the risks, rewards and controls of ownership of transferred assets, financial assets shall not be derecognized.

Changes in consolidation entities

According to K-IFRS, KB Financial Group Inc. is responsible in preparing the consolidated financial statements. As of December 31, 2010, the inclusions and exclusions from the list of subsidiaries to be consolidated are as follows:

Changes	Details	Company Name

Included	Entities with total assets less than (Won) 10 billion at the previous year end are excluded from the scope of consolidation according to the Act on External Audit of Stock companies, while they are included under K-IFRS.	KB Investment & Securities Hong Kong Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Included	Special Purpose Entities were excluded from subsidiaries for consolidation under Practice Opinion of Financial Supervisory Service, while they were included under K-IFRS.

KB 9th Securitization Specialty Co., Ltd.

KB 10th Securitization Specialty Co., Ltd.

KB 11th Securitization Specialty Co., Ltd.

KB 12th Securitization Specialty Co., Ltd.

KB 13th Securitization Specialty Co., Ltd.

KB 14th Securitization Specialty Co., Ltd.

KB Mortgage Loan 1st Securitization Specialty Co., Ltd.

KB Mortgage Loan No. 1 Limited

KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.

KB Covered Bond 1st Trust

KB Covered Bond 1st Securitization Specialty Co., Ltd.

KB Covered Bond First International Limited

DKH Co., Ltd.

NEWSTAR 1st Co., Ltd.

KB06-1 Venture Investment Partnership

KB08-1 Venture Investment Partnership

Kookmin investment Partnership No. 16.

NPS 05-6 KB Venture Fund

NPS 07-5 KB Venture Fund

09-5KB Venture Fund

NPS 06-5 KB Corporate Restructuring Fund

KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership

Included	Beneficiary certificates issued by private equity funds, not involved in fund management, are accounted for as equity instruments under the Practice Opinion of Financial Supervisory Service, while they are included in the scope of consolidation under K-IFRS.

ING Lion 1st Private Security Equity Trust

PCA Income Private Securities A-5

KDB Private Securities Investment Trust No.6(Bond)

Allianz Star 15th Private Security Equity Trust

TongYang HighPlus Securities Investment Trust N-15(Bond)

Prudential Private Placement Securities Bond Fund 16(Bond)

HI Private Securities Investment Trust 3-16(Bond)

Kyoboaxa Private Tomorrow Securities Investment Trust 4(Bond)

KTB Safe Private Fund 49(Bond)

Korea Investment Private Basic35

Hana UBS Private Securities36

HYUNDAI Trust Private bond Fund 3 (Bond)

Truston Index Alpha Securities Investment Trust 1

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Excluded	According to the Act on External Audit of Stock companies, in case the parent company and its subsidiaries own more than 30% of an investee’s stocks with voting rights, they are considered to be the largest shareholder and the investee is included in the scope of consolidation, while excluded in the scope of consolidation under K-IFRS.	KoFC KBIC Frontier Champ 2010-5 PEF

Excluded	It was included under the original by-laws relating to Banking Supervision, while it was excluded under K-IFRS.	Principal Reserve Trust

The impact on the financial information of the Group as a result of adoption of K-IFRS

The impact to the Group’s financial positions, operating results and cash flows as a result of adopting K-IFRS are as follows:

The details of adjustments to the assets, liabilities, and equity as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity

K-GAAP	(Won)	262,168,450	(Won)	244,057,124	(Won)	18,111,326

Adjustments :
Changes in subsidiaries		(2,365,486)		(2,290,995)		(74,491)
Allowances for loan losses		569,598		—		569,598
Unused commitment/provisions on guarantees		—		(304,647)		304,647
Recognition of interest income using effective interest method		43,124		(24,810)		67,934
Recognition of impairment on securities investment		(15,641)		—		(15,641)
Changes in scope of derivatives		(2,061)		8,837		(10,898)
Adjustment on fair values of financial investments		—		(7,938)		7,938
Credit card points (Customer loyalty programs)		—		22,305		(22,305)
Employee benefits		—		81,812		(81,812)
Asset retirement obligation liabilities		2,295		43,070		(40,775)
Classification of equity/liability		—		(821,297)		821,297
Financial assets and liabilities from brokerage transactions		103,665		103,665		—
Others		(354,870)		(298,332)		(56,538)
Deferred income tax effect due to adjustments		(5,110)		144,482		(149,592)

Total adjustments		(2,024,486)		(3,343,848)		1,319,362

K-IFRS	(Won)	260,143,964	(Won)	240,713,276	(Won)	19,430,688

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of adjustments to the assets, liabilities, and equity and operating results as of June 30, 2010, and for the three-month and six-month periods ended June 30, 2010, are as follows:

(In millions of Korean won)
	Assets		Liabilities		Equity

K- GAAP	(Won)	268,711,910	(Won)	250,487,993	(Won)	18,223,917

Adjustments :
Changes in subsidiaries		(2,744,933)		(2,710,108)		(34,825)
Allowances for loan losses		755,449		—		755,449
Unused commitment/provisions on guarantees		—		(205,152)		205,152
Recognition of interest income using effective interest method		61,508		(12,438)		73,946
Recognition of impairment on securities investment		(16,001)		—		(16,001)
Changes in scope of derivatives		1,170		14,958		(13,788)
Adjustment on fair values of financial investments		—		(33,473)		33,473
Credit card points (Customer loyalty programs)		—		22,316		(22,316)
Employee benefits		(4,275)		104,323		(108,598)
Asset retirement obligation liabilities		2,065		43,918		(41,853)
Classification of equity/liability		—		(795,541)		795,541
Goodwill		51,315		—		51,315
Equity method investment securities		63,046		123		62,923
Financial assets and liabilities from brokerage transactions		107,916		107,916		—
Other		(35,556)		11,382		(46,938)
Deferred income tax effect due to adjustments		(15,583)		166,327		(181,910)

Total adjustments		(1,773,879)		(3,285,449)		1,511,570

K-IFRS	(Won)	266,938,031	(Won)	247,202,544	(Won)	19,735,487

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)
	Net Income				Comprehensive income
	Three months		Six months		Three months		Six months

K- GAAP	(Won)	(343,213)	(Won)	233,543	(Won)	(490,872)	(Won)	158,084

Adjustments :
Changes in subsidiaries		(977)		45,585		4,860		41,224
Allowances for loan losses		292,929		185,650		292,956		185,627
Unused commitment/provisions on guarantees		(93,986)		(99,495)		(93,985)		(99,494)
Recognition of interest income using effective interest method		(6,210)		6,012		(6,210)		6,012
Recognition of impairment on securities investment		(29,694)		(29,003)		1,983		(360)
Changes in scope of derivatives		(11,190)		(2,882)		(11,188)		(2,891)
Adjustment on fair values of financial investments		38,074		25,535		38,074		25,535
Credit card points (Customer loyalty programs)		2,976		(11)		2,976		(11)
Employee benefits		(7,959)		(26,787)		(7,959)		(26,787)
Asset retirement obligation liabilities		(407)		(1,078)		(407)		(1,078)
Classification of equity/liability		27,672		41,263		27,672		41,263
Goodwill		25,671		51,315		25,671		51,315
Equity method investment securities		(26,219)		27,992		14,869		60,313
Other		(29,677)		9,500		(12,311)		9,635
Deferred income tax effect due to adjustments		(35,848)		(32,040)		(38,868)		(32,393)

Total adjustments		145,155		201,556		238,133		257,910

K-IFRS	(Won)	(198,058)	(Won)	435,099	(Won)	(252,739)	(Won)	415,994

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

The details of adjustments to the assets, liabilities, and equity and operating results as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)
	Assets		Liabilities		Equity

K-GAAP	(Won)	262,007,968	(Won)	243,567,615	(Won)	18,440,353

Adjustments :
Changes in subsidiaries		(4,255,827)		(4,198,470)		(57,357)
Allowances for loan losses		663,522		—		663,522
Unused commitment/provisions on guarantees		—		(113,612)		113,612
Recognition of interest income using effective interest method		50,093		(6,061)		56,154
Recognition of impairment on securities investment		(5,931)		—		(5,931)
Changes in scope of derivatives		462		(1,545)		2,007
Adjustment on fair values of financial investments		—		(7,628)		7,628
Credit card points (Customer loyalty programs)		—		21,357		(21,357)
Employee benefits		—		71,006		(71,006)
Asset retirement obligation liabilities		3,148		49,460		(46,312)
Classification of equity/liability		—		(684,769)		684,769
Goodwill		89,673		—		89,673
Equity method investment securities		11,314		137		11,177
Financial assets and liabilities from brokerage transactions		97,817		97,817		—
Other		105,020		155,924		(50,904)
Deferred income tax effect due to adjustments		(12,327)		137,771		(150,098)

Total adjustments		(3,253,036)		(4,478,613)		1,225,577

K-IFRS	(Won)	258,754,932	(Won)	239,089,002	(Won)	19,665,930

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)
	Net Income		Comprehensive income

K-GAAP	(Won)	100,183	(Won)	212,245

Adjustments :
Changes in subsidiaries		47,074		47,074
Allowances for loan losses		93,683		93,683
Unused commitment/provisions on guarantees		(191,034)		(191,034)
Recognition of interest income using effective interest method		(11,780)		(11,780)
Recognition of impairment on securities investment		(3,426)		(3,426)
Changes in scope of derivatives		12,913		12,913
Adjustment on fair values of financial investments		(311)		(311)
Credit card points (Customer loyalty programs)		948		948
Employee benefits		10,805		10,805
Asset retirement obligation liabilities		(5,537)		(5,537)
Classification of equity/liability		61,835		61,835
Goodwill		89,673		89,673
Equity method investment securities		12,251		7,533
Other		13,496		5,481
Deferred income tax effect due to adjustments		(10,864)		(10,864)

Total adjustments		119,726		106,993

K-IFRS	(Won)	219,909	(Won)	319,238

Adjustment summary of cash flows in 2010

The cash flows have been reclassified in accordance with K-IFRS as follows:

•

The cash flows related to deposits, which is the major income source for financial companies and which cash flows were classified as financial activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•	The cash flows of restricted due from financial institutions, which were classified as investing activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•

The cash flows of derivatives applied with hedge accounting, which were classified as operating activities under K-GAAP, are reclassified in the same manner as the cash flows of the position being hedged.

•

Additionally, the cash flows from acquisition and disposal of equity or debt instruments of other corporations for the purpose other than trading purpose, which were classified as operating activities under K-GAAP, are reclassified as investing activities under K-IFRS.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2011 and 2010

Except for items mentioned above, there is no other significant difference on the cash flow statements prepared in accordance with K-IFRS and K-GAAP.

45. Event after the Reporting Period

On July 8, 2011, Kookmin Bank sold its remaining 34,996,962 shares of KB Financial Group Inc.

KB Financial Group Inc.

Separate Financial Statements

June 30, 2011 and 2010

KB Financial Group Inc.

Index

June 30, 2011 and 2010

Page(s)

Report on Review of Interim Financial statements	1~2

Interim Separate Financial Statements

Interim Separate Statements of Financial Position	3

Interim Separate Statements of Comprehensive Income	4

Interim Separate Statements of Changes in Shareholders’ Equity	5

Interim Separate Statements of Cash Flows	6

Notes to Interim Separate Financial Statements	7~48

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. ( the “Company”). These financial statements consist of separate statements of financial position of the Company as of June 30, 2011 and December 31, 2010, and the related separate statements of comprehensive income for the three-month and six-month periods ended June 30, 2011 and 2010, and separate statements of changes in equity and cash flows for the six-month periods ended June 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 34, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 34, Interim Financial Reporting.

Emphasis of Matter

Without qualifying our opinion, as mentioned in Note 2, we draw attention to the fact that these separate financial statements are prepared in accordance with K-IFRS and the interpretations which are effective as of June 30, 2011. Therefore, there may be changes in the K-IFRS and related interpretations adopted in the preparation of these separate financial statements when Company prepares its first full K-IFRS financial statements.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

August 26, 2011

This report is effective as of August 26, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KB Financial Group Inc.

Interim Separate Statements of Financial Position

June 30, 2011, and December 31, 2010

(In millions of Korean won)	Notes	June 30, 2011		December 31, 2010

Assets
Cash and due from financial institutions	4,5,6,23	(Won)	441,997	(Won)	759,998
Loans	4,5,7		160,000		160,000
Investments in subsidiaries	8		17,673,322		17,673,322
Property and equipment	9		896		1,109
Intangible assets	10		1,834		2,133
Current income tax assets	21		—		125,423
Deferred income tax assets	11,21		1,206		898
Other assets	4,5,12		476,991		57,029

Total assets		(Won)	18,756,246	(Won)	18,779,912

Liabilities
Debentures	4,5,13	(Won)	549,722	(Won)	799,353
Current income tax liabilities	21		422,374		—
Other liabilities	4,5,14		35,771		159,438

Total liabilities			1,007,867		958,791

Equity
Capital stock	15		1,931,758		1,931,758
Capital surplus	15		13,513,809		13,513,809
Retained earnings	15		2,302,812		2,375,554

Total equity			17,748,379		17,821,121

Total liabilities and equity		(Won)	18,756,246	(Won)	18,779,912

The accompanying notes are an integral part of these Separate financial statements.

3

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-month and Six-month Periods Ended June 30, 2011 and 2010

(In millions of Korean won	Notes	2011				2010
except per share amounts)		Three months		Six months		Three months		Six months

Interest income		(Won)	6,754	(Won)	14,601	(Won)	8,978	(Won)	19,069
Interest expense			(10,126)		(22,890)		(13,318)		(26,489)

Net interest expense	4,17		(3,372)		(8,289)		(4,340)		(7,420)

Fee and commission income			—		—		—		4
Fee and commission expense			(2,285)		(3,500)		(1,842)		(4,243)

Net fee and commission expense	18		(2,285)		(3,500)		(1,842)		(4,239)

Other operating income			—		—		—		95,305

Net operating income(expenses)			(5,657)		(11,789)		(6,182)		83,646

Employee compensation and benefits	19,25		(6,029)		(12,509)		(3,044)		(5,814)
Depreciation and amortization expenses	9,10		(389)		(764)		(427)		(850)
Other general and administrative expenses	20		(3,042)		(6,479)		(2,204)		(4,476)

Operating profit(loss)			(15,117)		(31,541)		(11,857)		72,506

Non-operating income(expense)			(251)		(346)		417		435

Profit(loss) before tax			(15,368)		(31,887)		(11,440)		72,941
Income tax benefit	21		(520)		(308)		(1,400)		(38)

Profit(loss) for the period			(14,848)		(31,579)		(10,040)		72,979

Other comprehensive income(loss) for the period			—		—		—		—

Total comprehensive income(loss) for the period		(Won)	(14,848)	(Won)	(31,579)	(Won)	(10,040)	(Won)	72,979

Earning(loss) per share
Basic and diluted earning(loss) per share	22	(Won)	(42)	(Won)	(90)	(Won)	(29)	(Won)	213
The accompanying notes are an integral part of these separate financial statements.

4

KB Financial Group Inc.

Interim Separate Statements of Changes in Shareholders’ Equity

Six-month Periods Ended June 30, 2011 and 2010

(In millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income(loss)		Retained Earnings		Total Equity

Balance at January 1, 2010	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,412,876	(Won)	17,858,443

Comprehensive income
Profit for the period		—		—		—		72,979		72,979

Total comprehensive income		—		—		—		72,979		72,979

Transactions with shareholders
Dividends		—		—		—		(78,897)		(78,897)

Total transactions with shareholders		—		—		—		(78,897)		(78,897)

Balance at June 30, 2010	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,406,958	(Won)	17,852,525

Balance at January 1, 2011	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,375,554	(Won)	17,821,121

Comprehensive loss
Loss for the period		—		—		—		(31,579)		(31,579)

Total comprehensive loss		—		—		—		(31,579)		(31,579)

Transactions with shareholders
Dividends		—		—		—		(41,163)		(41,163)

Total transactions with shareholders		—		—		—		(41,163)		(41,163)

Balance at June 30, 2011	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,302,812	(Won)	17,748,379

The accompanying notes are an integral part of these separate financial statements.

5

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Six-month Periods Ended June 30, 2011 and 2010

(In millions of Korean won)	Note	2011		2010

Cash flows from operating activities
Profit(loss) for the period		(Won)	(31,579)	(Won)	72,979

Adjustment for non-cash items
Depreciation and amortization			764		850
Share-based payments(reversal)			2,012		(24)
Net interest income			(150)		21
Other income			1,152		867

			3,778		1,714

Changes in Operating assets and Liabilities
Due from financial institutions			(200,000)		—
Deferred income tax assets			(308)		(38)
Other assets			(295,390)		(93,023)
Current income tax liabilities			422,374		90,883
Other liabilities			(126,358)		5,461

			(199,682)		3,283

Net cash generated from operating activities			(227,483)		77,976

Cash flows from investing activities
Acquisition of property and equipment			(61)		(40)
Acquisition of intangible assets			(191)		(36)
Net decrease in guarantee deposits paid			897		9,764

Net cash provided by investing activities			645		9,688

Cash flows from financing activities
Decrease in debentures			(250,000)		—
Distribution of dividends			(41,163)		(78,897)

Net cash used in financing activities			(291,163)		(78,897)

Net increase(decrease) in cash and cash equivalents			(518,001)		8,767
Cash and cash equivalents at the beginning of the period			759,995		845,363

Cash and cash equivalents at the end of the period	23	(Won)	241,994	(Won)	854,130

The accompanying notes are an integral part of these separate financial statements.

6

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of KB Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s paid in capital as of June 30, 2011, is (Won) 1,931,758 million. On March, 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Company has first applied International Financial Reporting Standards as adopted by Republic of Korea (“K- IFRS”). K-IFRS transition date (“transition date”) and adoption date from previous Korean generally accepted accounting principal (“K-GAAP”) to K-IFRS were January 1, 2010 and January 1, 2011, respectively.

The reconciliation of the Company’s equities as of January 1, 2010, June 30, 2010 and December 31, 2010, and comprehensive income for the six-month ended June 30, 2010, and for the year ended December 31, 2010, reported in accordance with previous K-GAAP to those in accordance with K-IFRS is described in Note 26.

The separate financial statements were prepared in accordance with K-IFRS No.1027, Consolidated and Separate Financial Statements.

The interim separate financial statements as of and for the six-month period ended June 30, 2011 of the Company were prepared in accordance with K-IFRS No.1034. Also, the application of K-IFRS No.1101, First-time Adoption of International Financial Reporting Standards, is required to the interim separate financial statements as of and for the six-month period ended June 30, 2011, as a part of first-time adoption of K-IFRS for the year ending December 31, 2011. These interim separate financial statements have been prepared in accordance with K-IFRS standards and interpretations issued and effective or issued and early adopted at the reporting date. Therefore, there may be changes in the K-IFRS and related interpretations adopted in the preparation of these separate financial statements when the Company prepares its first full K-IFRS financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

7

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

2.4 Significant Estimate and Judgment

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets/liabilities and incomes/expenses. The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

2.4.1 Sources of estimation uncertainty

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment are as follows:

Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using Projected Unit Credit Method. It is determined by actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate and others.

3. Significant accounting policies

The significant accounting policies applied in the preparation of these interim separate financial statements after transition to K- IFRS are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2 Loans

Non-derivative financial assets which meet the following conditions are classified as Loans:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

8

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

•	Those that the Company does not intend to sell immediately or in the near term.

•	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

Loans are measured at amortized cost using the effective interest method after measuring the fair value at initial recognition.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit loss.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written-off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.3 Investments in Subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with K-IFRS No.1027.

3.4 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Items	Depreciation method	Estimated useful lives
Leasehold Improvement	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

9

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.5 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at its cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives

Software	Straight-line	4 years

Others	Straight-line	4 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at least at each financial year-end. The useful life of an intangible asset that is not being amortized is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. If there is any change, it is accounted for as a change in an accounting estimate.

3.6 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for deferred income tax assets, assets arising from employee benefits and non-current assets (or disposal groups) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.7 Provisions

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision, and where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

10

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.8 Equity instrument issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or exercise of share options are deducted, net of tax, from the equity.

3.9 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	the amount of revenue can be measured reliably.

b)	it is probable that the economic benefits associated with the transaction will flow to the company.

c)	specific conditions are satisfied for activities.

3.9.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. Effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.9.2 Fee income

Fee income is recognized on an accrual basis in accordance with the substance of transaction.

3.9.3 Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

11

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

3.10 Employee compensation and benefits

Post-employment benefit : Defined benefit plans

All Post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events render by employees and a reliable estimate of the obligation can be made.

Share-based payment

For equity-settled share-based payment transactions with employees, the Company measures the services received directly at the fair value of the services received. If the Company cannot estimate reliably the fair value of the services received, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. The Company accounts for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. Vesting conditions, other than market conditions, are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized for services received as consideration for the equity instruments granted are based on the number of equity instruments that eventually vest.

12

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

For cash-settled share-based payment transactions with employees, the Company measures the services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

The Company has a choice of whether to settle in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

Termination benefits

Termination benefits are employee benefits payable as a result of either the Company’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Company recognizes termination benefits as a liability and an expense when, and only when, the Company is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the reporting period, they are discounted using appropriate discount rate.

3.11 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. The difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period and if there are revenue that is exempt from taxation, expenses that are not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

13

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to set off current income tax assets against current tax income liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.12 Earnings per share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders of the parent entity and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.13 Operating segments

The Company is composed of single operating segment. Therefore disclosures on other segments are omitted in accordance with K-IFRS No. 1108, Operating Segments.

14

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

4. Financial risk management

4.1 Summary

4.1.1 Overview of Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk and liquidity risk.

The note regarding financial risk management provides information about the risks that the Company is exposed to, the objective, policies and process for managing the risk, and the methods used to measure the risk. Additional quantitative information is disclosed throughout the interim separated financial statements.

The Company’s risk management system focuses on increasing transparency and preemptive response to risk due to rapid changes in financial environment to support the Company’s long-term strategy and business decision efficiently. Credit risk, market risk, liquidity risk have been recognized as a the Group’s key risks and these risks are measured in Economic Capital or VaR (Value at Risk) and managed by using statistical method.

4.1.2 Risk Management Group

Risk Management Committees

Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which is comprised of chief risk officer from the Company. The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committees and discusses the detailed issues relating to the Company’s risk management.

Risk management department

The risk management department is responsible for conducting work process, procedures and detailed policies.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk is considered.

15

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collaterals’ values as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Due from financial institutions	(Won)	441,997	(Won)	759,998
Loans		160,000		160,000
Other financial assets		22,249		24,472

	(Won)	624,246	(Won)	944,470

4.2.4 Credit risk of loans

The Company maintains allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses incurred at the end of the reporting period and the Company should not recognize expected losses that are provable due to future events. The Company measures inherent incurred losses on financial assets classified as loans and presents it in the financial statements through the use of an allowance account which is charged against the related financial assets.

Loans are categorized as follows:

(In millions of Korean won)	June 30, 2011			Dec. 31, 2010
	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Loan before allowances

Neither past due nor impaired	(Won)	160,000	100.00	(Won)	160,000	100.00
Past due but not impaired		—	—		—	—
Impaired loans		—	—		—	—

		160,000	100.00		160,000	100.00

Allowances		—	—		—	—

Carrying amount	(Won)	160,000	100.00	(Won)	160,000	100.00

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Outstanding	(Won)	160,000	(Won)	160,000
Good		—		—
Below Normal		—		—

	(Won)	160,000	(Won)	160,000

16

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

Credit quality of loans is classified as follows, according to the internal credit rating.

Range of PD(%) (Probability of Default)
Outstanding	0.0 - 1.0
Good	1.0 - 5.0
Below Normal	5.0 +

4.2.5 Credit risk concentration analysis

The Company’s credit exposure based on the country of domicile of its counterparties, as of June 30, 2011 and December 31, 2010, are as follows.

(In millions of Korean won)

	June 30, 2011
	Loans		Ratio(%)	Allowances		Carrying amount
Korea	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

(In millions of Korean won)

	Dec. 31, 2010
	Loans		Ratio(%)	Allowances		Carrying amount
Korea	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

The details of the Company’s credit exposure of corporate loans by industry as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)

	June 30, 2011
	Loans		Ratio(%)	Allowances		Carrying amount
Financial institutions	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

(In millions of Korean won)

	Dec. 31, 2010
	Loans		Ratio(%)	Allowances		Carrying amount
Financial institutions	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities: On demand, up to one month, between over one month to three months, between over three months to one year, between over one year to five years and over five years.

17

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest payments and, thus, differs from the amount in the financial statement which are based on present value of expected cash flow. The amount of interest received on assets or paid on liabilities in floating interest rate, is measured on an assumption that the current interest rate would be the same to upon maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management principle and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

Financial assets and liabilities subject to liquidity risk disclosure requirements as of June 30, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)

	June 30, 2011
	On demand and others		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions	(Won)	22,034	(Won)	221,941	(Won)	—	(Won)	203,629	(Won)	—	(Won)	—	(Won)	447,604
Loans		—		879		1,759		17,915		167,035		—		187,588
Others financial assets		—		—		—		19,283		—		—		19,283

	(Won)	22,034	(Won)	222,820	(Won)	1,759	(Won)	240,827	(Won)	167,035	(Won)	—	(Won)	654,475

Financial liabilities
Debentures	(Won)	—	(Won)	—	(Won)	10,013	(Won)	560,674	(Won)	—	(Won)	—	(Won)	570,687
Other financial liabilities		—		1,848		—		326		—		—		2,174

	(Won)	—	(Won)	1,848	(Won)	10,013	(Won)	561,000	(Won)	—	(Won)	—	(Won)	572,861

(In millions of Korean won)

	Dec. 31, 2010
	On demand and others		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions	(Won)	160,286	(Won)	604,357	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	764,643
Loans		—		778		1,555		65,483		115,750		—		183,566
Others financial assets		—		—		—		21,229		—		—		21,229

	(Won)	160,286	(Won)	605,135	(Won)	1,555	(Won)	86,712	(Won)	115,750	(Won)	—	(Won)	969,438

Financial liabilities
Debentures	(Won)	—	(Won)	—	(Won)	263,125	(Won)	530,038	(Won)	50,662	(Won)	—	(Won)	843,825
Other financial liabilities		—		801		—		—		—		—		801

	(Won)	—	(Won)	801	(Won)	263,125	(Won)	530,038	(Won)	50,662	(Won)	—	(Won)	844,626

18

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

4.4 Market risk

4.4.1 Definition of market risk

Market risk is the risk of possible losses which arise from the changes of market factors, such as interest rate, stock index, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments. Most critical risk associated with trading portfolio is interest rate risk.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect our asset value against interest rate fluctuations. The Company manages the risk through interest rate gap analysis that analyses interest rate maturities between interest bearing assets and interest bearing liabilities and interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on maturity of interest rate repricing maturities of interest-bearing assets and interest-bearing liabilities by measuring expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Company conducts interest gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, if there is no maturity of assets and liabilities, then certain maturities should be assumed or used according to interest risk management guideline.

The results of interest rate gap analysis as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	(Won)	241,994	(Won)	200,000	(Won)	—	(Won)	—	(Won)	—	(Won)	441,994
Loans		160,000		—		—		—		—		160,000

	(Won)	401,994	(Won)	200,000	(Won)	—	(Won)	—	(Won)	—	(Won)	601,994

Interest-bearing liabilities
Debentures	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	—	(Won)	—	(Won)	550,000

	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	—	(Won)	—	(Won)	550,000

Gap	(Won)	401,994	(Won)	(300,000)	(Won)	(50,000)	(Won)	—	(Won)	—	(Won)	51,994

Accumulated gap	(Won)	401,994	(Won)	101,994	(Won)	51,994	(Won)	51,994	(Won)	51,994

Percentage (%)		66.78		16.94		8.64		8.64		8.64

19

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)	Dec. 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	(Won)	759,995	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	759,995
Loans		160,000		—		—		—		—		160,000

	(Won)	919,995	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	919,995

Interest-bearing liabilities
Debentures		250,000		—		500,000		50,000		—		800,000

	(Won)	250,000	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	—	(Won)	800,000

Gap	(Won)	669,995	(Won)	—	(Won)	(500,000)	(Won)	(50,000)	(Won)	—	(Won)	119,995

Accumulated gap	(Won)	669,995	(Won)	669,995	(Won)	169,995	(Won)	119,995	(Won)	119,995

Percentage (%)		72.83		72.83		18.48		13.04		13.04

ii. Interest Rate VaR

Interest rate VaR is a possible maximum loss due to interest rate risk under normal distribution and the measurement result of risk as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Interest rate VaR	(Won)	4,707	(Won)	15,500

4.5. Capital Adequacy

The Company assesses its adequacy of capital by using Internal Rating Based Approach (the ‘IRBA’). The evaluation is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Company). The Company monitors the soundness of finance and provides risk adjusted basis for performance review. The economic capital is calculated by adding the analysis results on the crisis and other required items to the total economic capitals which are calculated for each risk.

Economic Capital is a necessary capital to prevent inability of payment due to unexpected loss in the future. Each subsidiary operates the system which measures and allocates economic capital by risk type.

Risk Management Council of the Group determines the Company’s risk appetite and allocates economic capital by risk type and subsidiaries. Each subsidiary efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Company monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Company maintains the adequacy of capital through proactive review and approval of Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

20

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

The Company is a financial holding company under Financial Holding Companies Act. It must maintain the consolidated BIS ratio above 8% based on Basel I in accordance with Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies. The Company’s consolidated BIS ratio is above 8 % as of June 30, 2011.

The details of the Company’s consolidated BIS ratio as of June 30, 2011 and December 31, 2010.

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010[1]

Equity Capital:	(Won)	24,185,834	(Won)	23,948,343
Tier I Capital		18,429,223		17,714,236
Tier II Capital		5,756,611		6,234,107
Risk-weighted assets:		185,911,976		183,077,983
Credit risk		181,252,126		178,727,946
Market risk		4,659,850		4,350,037
Capital adequacy ratio(%):		13.01		13.08
Tier I Capital(%)		9.91		9.68
Tier II Capital(%)		3.10		3.40

[1]	Based on previous K-GAAP.

5. Financial Assets and Financial Liabilities

5.1 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities as of June 30, 2011, and December 31, 2010, are as follows:

	Loans
(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Due from financial institutions	(Won)	441,997	(Won)	759,998
Loans		160,000		160,000
Other financial assets		22,249		24,472

	(Won)	624,246	(Won)	944,470

	Financial liabilities at amortized cost
(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Debentures	(Won)	549,722	(Won)	799,353
Other financial liabilities		4,154		3,398

	(Won)	553,876	(Won)	802,751

21

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

6. Due from financial institutions

The details of due from financial institutions as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Bank	Interest rate(%)	June 30, 2011		Dec. 31, 2010
Due from financial institutions in won	Due from banking institution	Kookmin Bank	0.00 ~ 3.60	(Won)	441,997	(Won)	759,998

The maturities of due from financial institutions as of June 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	June 30, 2011
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in won	(Won)	241,997	(Won)	200,000	(Won)	—	(Won)	—	(Won)	—	(Won)	441,997

	(Won)	241,997	(Won)	200,000	(Won)	—	(Won)	—	(Won)	—	(Won)	441,997

(in millions of Korean won)	Dec. 31, 2010
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in won	(Won)	759,998	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	759,998

	(Won)	759,998	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	759,998

Restricted due from financial institutions as of June 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	Bank	June 30, 2011		Dec. 31, 2010		Reason for restriction
Due from financial institutions in won	Kookmin Bank	(Won)	3	(Won)	3	Pledged as collateral for the overdraft facility

		(Won)	3	(Won)	3

7. Loans

Loans as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Loans	(Won)	160,000	(Won)	160,000
Less: Allowances for loan losses		—		—

Carrying amount	(Won)	160,000	(Won)	160,000

22

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

8. The Subsidiaries

The details of subsidiaries as of June 30, 2011, are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry

Kookmin Bank[1]	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd[1]	92,000,000	Korea	Credit card & Installment finance
KB Investment & Securities Co., Ltd.[2]	21,450,439	Korea	Trading securities and brokerage
KB Life Insurance Co., Ltd.	28,152,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Security investment trust management and advisory
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables or credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development, and supply

[1]	On February 28, 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., on March 2, 2011.
[2]	On March 12, 2011, KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

Investments in subsidiaries as of June 30, 2011 and December 31, 2010, are as follows:

Name of subsidiary	Ownership(%) (June 30, 2011)	Carrying amount
		June 30, 2011		Dec. 31, 2010
Kookmin Bank[1]	100.00	(Won)	14,821,721	(Won)	16,774,896
KB Kookmin Card Co., Ltd[1]	100.00		1,953,175		—
KB Investment & Securities Co., Ltd[2]	100.00		407,212		369,849
KB Life Insurance Co., Ltd.	51.00		138,484		138,484
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Futures Co., Ltd.	—		—		37,363
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334

		(Won)	17,673,322	(Won)	17,673,322

[1]	Allocated based on net asset value as of date of spin-off.
[2]	Includes the carrying amount of KB Futures Co., Ltd. as of date of merger.

23

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

9. Property and Equipment

The details of property and equipment as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Leasehold improvements	(Won)	257	(Won)	(149)	(Won)	—	(Won)	108
Equipment and vehicles		3,914		(3,126)		—		788

	(Won)	4,171	(Won)	(3,275)	(Won)	—	(Won)	896

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	(Won)	231	(Won)	(111)	(Won)	—	(Won)	120
Equipment and vehicles		3,880		(2,891)		—		989

	(Won)	4,111	(Won)	(3,002)	(Won)	—	(Won)	1,109

The changes in property and equipment for the six-month periods ended June 30, 2011 and 2010, are as follows:

	June 30, 2011
((In millions of Korean won)	Beginning		Acquisition		Depreciation		Ending

Leasehold improvements	(Won)	120	(Won)	27	(Won)	(39)	(Won)	108
Equipment and vehicles		989		34		(235)		788

Total	(Won)	1,109	(Won)	61	(Won)	(274)	(Won)	896

	June 30, 2010
((In millions of Korean won)	Beginning		Acquisition		Depreciation		Ending

Leasehold improvements	(Won)	53	(Won)	12	(Won)	(16)	(Won)	49
Equipment and vehicles		1,665		28		(416)		1,277

Total	(Won)	1,718	(Won)	40	(Won)	(432)	(Won)	1,326

24

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

Property and equipment insured as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
		Insurance Coverage
Type of insurance	Assets insured	June 30, 2011		Dec. 31, 2010		Insurance company
General property insurance	Leasehold improvements	(Won)	257	(Won)	231	Samsung Fire & Marine Insurance Co., Ltd.
	Equipment and vehicles		3,914		3,880

		(Won)	4,171	(Won)	4,111

10. Intangible Assets

The details of intangible assets as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Acquisition cost		Accumulated Amortization		Carrying amount
Software	(Won)	1,731	(Won)	(1,054)	(Won)	677
Other intangible assets		2,285		(1,128)		1,157

	(Won)	4,016	(Won)	(2,182)	(Won)	1,834

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated Amortization		Carrying amount
Software	(Won)	1,647	(Won)	(842)	(Won)	805
Other intangible assets		2,177		(849)		1,328

	(Won)	3,824	(Won)	(1,691)	(Won)	2,133

The changes in intangible assets for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Beginning		Acquisition		Amortization		Ending
Software	(Won)	805	(Won)	84	(Won)	(212)	(Won)	677
Other intangible assets		1,328		107		(278)		1,157

	(Won)	2,133	(Won)	191	(Won)	(490)	(Won)	1,834

(In millions of Korean won)	June 30, 2010
	Beginning		Acquisition		Amortization		Ending
Software	(Won)	1,125	(Won)	—	(Won)	(196)	(Won)	929
Other intangible assets		1,384		36		(222)		1,198

	(Won)	2,509	(Won)	36	(Won)	(418)	(Won)	2,127

25

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

11. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Assets		Liabilities		Net amount
Share-based payments	(Won)	1,255	(Won)	—	(Won)	1,255
Defined benefit obligation		700		—		700
Plan assets		—		(846)		(846)
Investments in subsidiaries		—		(448)		(448)
Short-term employee benefits		259		—		259
Others		286		—		286

		2,500		(1,294)		1,206
Off-setting of deferred tax assets and liabilities		(1,294)		1,294		—

	(Won)	1,206	(Won)	—	(Won)	1,206

(In millions of Korean won)	Dec. 31, 2010
	Assets		Liabilities		Net amount
Share-based payments	(Won)	913	(Won)	—	(Won)	913
Defined benefit obligation		782		—		782
Plan assets		—		(931)		(931)
Investments in subsidiaries		—		(448)		(448)
Short-term employee benefits		224		—		224
Others		358		—		358

		2,277		(1,379)		898
Off-setting of deferred tax assets and liabilities		(1,379)		1,379		—

	(Won)	898	(Won)	—	(Won)	898

As of June 30, 2011, no deferred income tax assets have been recognized for deductible temporary difference associated with investments in subsidiaries of (Won) 2,896,164 million, and net operating loss carryforwards of (Won) 77,275 million, due to the uncertainty that these will be realized in the future.

26

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

The changes in cumulative temporary differences for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	(Won)	4,149	(Won)	455	(Won)	2,012	(Won)	5,706
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		3,552		1,132		763		3,183
Short-term employee benefits		927		927		1,175		1,175
Net loss carryforwards		77,275		—		—		77,275
Others		1,481		1,481		1,301		1,301

		2,983,548		3,995		5,251		2,984,804
Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Net loss carryforwards		77,275						77,275

	(Won)	10,109					(Won)	11,365

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax assets from deductible temporary differences	(Won)	2,277					(Won)	2,500

Taxable temporary differences

Investments in subsidiaries	(Won)	(2,395,805)	(Won)	—	(Won)	—	(Won)	(2,395,805)
Plan assets		(4,232)		(1,132)		(747)		(3,847)

	(Won)	(2,400,037)	(Won)	(1,132)	(Won)	(747)	(Won)	(2,399,652)

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax liabilities from taxable temporary differences	(Won)	(1,379)					(Won)	(1,294)

[1]

The 24.2% has been applied for the assets or liabilities expected to be realized or settled in the period ended December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled in the periods after December 31, 2011.

27

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

(In millions of Korean won)	June 30, 2010
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	(Won)	1,324	(Won)	208	(Won)	—	(Won)	1,116
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		2,933		368		362		2,927
Short-term employee benefits		647		92		—		555
Net loss carryforwards		77,275		—		—		77,275
Others		1,353		1,353		681		681

		2,979,696		2,021		1,043		2,978,718
Unrecognized deferred income tax asset:
Investments in subsidiaries		2,896,164						2,896,164
Net loss carryforwards		77,275						77,275
Others		54						—

	(Won)	6,203					(Won)	5,279

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax assets from deductible temporary differences	(Won)	1,379					(Won)	1,188

Taxable temporary differences

Investments in subsidiaries	(Won)	(2,395,805)	(Won)	—	(Won)	—	(Won)	(2,395,805)
Plan assets		(3,296)		(368)		(264)		(3,192)
Allowances		(850)		(850)		—		—

	(Won)	(2,399,951)	(Won)	(1,218)	(Won)	(264)	(Won)	(2,398,997)

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax liabilities from taxable temporary differences	(Won)	(1,379)					(Won)	(1,150)

[1]

The 24.2% has been applied for the assets or liabilities expected to be realized or settled in the period ended December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled in the periods after December 31, 2011.

12. Other Assets

The details of other assets as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Other receivables	(Won)	443,762	(Won)	22,568
Prepaid expenses		949		1,067
Accrued income		3,244		3,962
Guarantee deposits		29,027		29,432
Advance payments		9		—

	(Won)	476,991	(Won)	57,029

28

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

13. Debentures

Debentures at amortized cost as of June 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	Issued date	Expiration date	Annual interest rates (%)	June 30, 2011		Dec. 31, 2010

Unguaranteed debentures No. 1	08.12.12	11.12.12	7.48	(Won)	500,000	(Won)	500,000
Unguaranteed debentures No. 2-1	09.03.20	11.03.20	—		—		250,000
Unguaranteed debentures No. 2-2	09.03.20	12-03-20	5.30		50,000		50,000

					550,000		800,000
Bond Discounts					(278)		(647)

				(Won)	549,722	(Won)	799,353

The maturities of debentures as of June 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	June 30, 2011
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	—	(Won)	550,000

(in millions of Korean won)	Dec. 31, 2010
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
	(Won)	250,000	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	800,000

The changes in debentures for the six-month periods ended June 30, 2011 and 2010, are as follows:

	June 30, 2011
((In millions of Korean won)	Beginning		Issue		Repayment		Ending
	(Won)	800,000	(Won)	—	(Won)	(250,000)	(Won)	550,000

	June 30, 2010
((In millions of Korean won)	Beginning		Issue		Repayment		Ending
	(Won)	800,000	(Won)	—	(Won)	—	(Won)	800,000

29

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

14. Other Liabilities

14.1 Defined benefit obligation

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

•	The entity has the obligation to pay the agreed benefits to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk.

The present value of the defined benefit obligation recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method.

The present value of the defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data which are annually updated.

Actuarial assumptions may differ from actual result such as change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period it occurs through profit or loss.

The changes in the defined benefit obligation for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Present value of defined benefit obligation (beginning)	(Won)	5,366	(Won)	4,345
Current service cost		626		385
Interest expenses		137		128
Benefits paid		(780)		(371)

Present value of defined benefit obligation (ending)	(Won)	5,349	(Won)	4,487

The changes in the fair value of plan assets for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Fair value of plan assets (beginning)	(Won)	4,232	(Won)	3,296
Expected return on plan assets		91		98
Actuarial losses (gains)		(10)		(18)
Contributions by plan employer		422		259
Benefits paid		(887)		(443)

Fair value of plan assets (ending)	(Won)	3,848	(Won)	3,192

30

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Current service cost	(Won)	626	(Won)	385
Interest expenses		137		128
Expected return on plan assets		(91)		(98)
Actuarial gains and losses		10		18
Post-employment benefits		682		433

The actual return on plan assets was (Won) 81 million and (Won) 80 million for the six-month periods ended June 30, 2011 and 2010, respectively.

Fair values of plan assets as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Fair value of plan assets	(Won)	3,848	(Won)	4,232

The principal actuarial assumptions used as of June 30, 2011 and 2010, are as follows:

	Ratio (%)
	June 30, 2011	June 30, 2010
Discount rate	5.13	5.91
Expected return on plan assets	3.91	5.39
Future salary increase rate	3.97	4.24

Mortality assumptions are based 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and adjustments to plan assets as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Present value of defined benefits obligation	(Won)	5,349	(Won)	5,366
Fair value of plan assets		(3,848)		(4,232)

	(Won)	1,501	(Won)	1,134

Adjustments to defined benefits obligation	(Won)	—	(Won)	642
Adjustments to plan assets		10		57

14.2 Other liabilities

The details of other liabilities, excluding defined benefits obligation, as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010
Other payables	(Won)	6,036	(Won)	132,699
Accrued expenses		28,050		25,339
Withholding taxes		184		266

	(Won)	34,270	(Won)	158,304

31

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

15. Capital and reserves

15. 1 Capital Stock

The details of capital stock as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won, except per share amounts)	June 30, 2011		Dec. 31, 2010

Type	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	(Won)	5,000	(Won)	5,000
Number of issued shares		386,351,693		386,351,693
Capital stock	(Won)	1,931,758	(Won)	1,931,758

The changes in shares outstanding for the six-month periods ended June 30, 2011 and 2010, are as follows:

	June 30, 2011
( per share amounts)	Beginning	Increase	Decrease	Ending[1]

Number of issued shares	343,028,989	8,355,742	—	351,384,731

[1]	Excluding 34,966,962 shares owned by Kookmin Bank

	June 30, 2010
( per share amounts)	Beginning	Increase	Decrease	Ending[1]

Number of issued shares	343,028,989	—	—	343,028,989

[1]	Excluding 43,322,704 shares owned by Kookmin Bank

15.2 Capital Surplus

The details of capital surplus as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Paid-in capital in excess of par value	(Won)	12,226,597	(Won)	12,226,597
Other		1,287,212		1,287,212

	(Won)	13,513,809	(Won)	13,513,809

15.3 Retained Earnings

Retained earnings as of June 30, 2011 and December 31, 2010, consist of:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Statutory reserves	(Won)	124,014	(Won)	115,182
Discretionary reserves		982,000		982,000
Unappropriated retained earnings		1,196,798		1,278,372

	(Won)	2,302,812	(Won)	2,375,554

32

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

As required by Article 53 of the Financial Holding Company Act, the Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

Reserve for Credit Losses

The Company is required to appropriate, as a reserve for credit losses, a difference between the allowances of credit losses in accordance with K-IFRS and that in the Supervisory Regulations on Financial Holding Companies if the allowance in accordance with K-IFRS is less than that in accordance with the Supervisory Regulations on Financial Holding Companies. The allowance in accordance with the Supervisory Regulations on Financial Holding Companies is determined using each directed minimum percentage rate for loans, guarantees, advance payments and others prescribed by Supervisory Regulations on Financial Holding Companies.

The reserve for credit losses represents a voluntary reserve of retained earnings and is allowed to reduce to the reserve amount required by Supervisory Regulations on Financial Holding Companies if the reserve for credit losses is over the required reserve. If there is an accumulated deficit, the reserve for credit losses is not appropriated until the undisposed accumulated deficit is disposed.

The details on reserve for credit losses as of June 30, 2011 and December 31, 2010, are as follows.

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Beginning	(Won)	—	(Won)	—
Amounts to be appropriated		3,035		933

Ending	(Won)	3,035	(Won)	933

The adjustments of reserve for credit losses for the three-month and six-month periods ended June 30, 2011, are as follows:

	June 30, 2011
(In millions of Korean won, except per share amounts)	Three months		Six months

Provision of reserve for credit losses	(Won)	(933)	(Won)	(2,102)
Adjusted loss after provision of reverse for credit losses[1]		(15,781)		(33,681)
Adjusted earnings per share after provision of reverse for credit losses	(Won)	(45)	(Won)	(96)

[1]

Adjusted loss after provision of reverse for credit losses is not accordance with K-IFRS and calculated on the assumption that provision of reserve for credit losses before income tax is adjusted to the comprehensive income.

33

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

16. Dividends

The amount of dividends paid in 2010 was (Won) 78,897 million ((Won) 230 per share). Dividends per share and the total amount of dividends were (Won) 120 and (Won) 41,163 million, respectively, and were paid in April 2011.

17. Net Interest Income

Interest income, interest expense and net interest income for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows;

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	(Won)	3,922	(Won)	9,183	(Won)	6,400	(Won)	13,844
Loans		2,569		4,899		2,359		4,791
Other		263		519		219		434

		6,754		14,601		8,978		19,069

Interest expenses
Debentures		10,126		22,890		13,318		26,489

Net interest expense	(Won)	(3,372)	(Won)	(8,289)	(Won)	(4,340)	(Won)	(7,420)

18. Net Fee and Commission income

Fee and commission income and fee and commission expense for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows;

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months
Fee and commission income

Fees in won	(Won)	—	(Won)	—	(Won)	—	(Won)	4

Fee and commission expense

Fees paid in won		2,285		3,457		1,842		4,199
Fees paid in foreign currency		—		43		—		44

		2,285		3,500		1,842		4,243

Net fee and commission expense	(Won)	(2,285)	(Won)	(3,500)	(Won)	(1,842)	(Won)	(4,239)

34

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

19. Employee Benefits

The details of employee compensation and benefits for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months

Salaries and other short-term employee benefits	(Won)	5,058	(Won)	9,680	(Won)	2,644	(Won)	5,405
Termination benefits		—		135		—		—
Post employment benefits - defined benefit plans		342		682		216		433
Share-based payments(reversal)		629		2,012		184		(24)

	(Won)	6,029	(Won)	12,509	(Won)	3,044	(Won)	5,814

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of June 30, 2011, is as follows:

(In number of shares)	Grant date	Granted shares[1]	Vesting conditions
Share grants
(KB Financial Group Inc.)
Series 1	2008.09.29	22,557	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [4],11
Series 4	2010.07.13	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5],11
Series 5	2010.12.23	13,260	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6],11

		290,107

(Kookmin Bank)
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,10,11]
Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 19	2010.01.01	14,970	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]

35

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

(In number of shares)	Grant date	Granted shares[1]	Vesting conditions
Series 20-1	2010.01.08	24,746	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 20-2	2010.01.08	110,748	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 24	2010.08.03	57,072	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [9,11]
Deferred grant in 2010	—	14,172	Satisfied
Deferred grant in 2011	—	2,387	Satisfied

		499,347

(Other subsidiaries)
Year 2010		33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance [13]
Year 2011		10,731	Services fulfillment, Achievements of targets on the basis of market and non-market performance [13]

		834,002

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.

36

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

[2]

The vesting condition is fulfillment of the remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirement. The 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated is determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 40% and 40% of the number of other granted shares to be compensated is determined based on the accomplishment targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the targeted EPS ratio and non-measurable indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the relative EPS and qualitative indicators, such as a trend of ROA of last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	The number of granted shares to be compensated was changed based on a new contract made during the year ended December 31, 2010, after cancellation of the previous contact.
[11]	Certain portion of the granted shares is compensated over a maximum period of three years.
[1][2]	Fair value of compensation per granted share for certain shares is confirmed.
[1][3]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on MOU of the Group and the targeted relative TSR, respectively.

37

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

Share grant is an incentive plan that sets maximum shares when the contract occurs and shares given upon achievement of goals.

The details of the share-based payments linked to short-term performance as of June 30, 2011, are as follows:

			Grant date	Shares Granted [1]	Grant conditions

KB Financial Group	Share grant	Year 2010	2010.01.01	9,218	Fulfillment of vesting condition
	Share grant	Year 2011	2011.01.01	8,853	Proportion to offer service period
Kookmin Bank	Share grant	Year 2010	2010.01.01	74,442	Fulfillment of vesting condition
	Share grant	Year 2011	2011.01.01	60,668	Proportion to offer service period

[1]	The number of shares, which are exercisable, is determined by the results of performance and the shares are granted over three years.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts the transaction in accordance with the requirements as cash-settled share-based payment transactions.

38

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

Share grants vested to directors and employees are measured at fair value using Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)
KB Financial Group Inc.- Long-term achievements
Series 1-2	0.50	3.56	(Won)	13,637	(Won)	50,717
Series 1-4	0.73	3.56		—		50,597
Series 2-3	0.74	3.56		—		50,637
Series 3-1	0.50	3.56		11,607		50,619
Series 3-2	0.50	3.56		12,041		50,782
Series 3-3	0.50	3.56		11,962		50,588
Series 4-1	2.04	3.66		13,483		51,467
Series 4-2	2.04	3.66		14,213		51,546
Series 4-3	1.51	3.61		20,396		50,990
Series 4-4	1.51	3.61		20,395		50,987
Series 4-5	1.51	3.61		16,529		51,205
Series 5-1	1.51	3.61		16,765		51,288

Kookmin Bank- Long-term achievements
Series 13	0.30 ~ 3.51	3.56		9,386		50,598 ~ 58,712
Series 17	0.28 ~ 3.51	3.56		14,736		50,537 ~ 58,712
Series 19	0.50 ~ 3.51	3.56		11,620		50,588 ~ 58,712
Series 20-1	0.52 ~ 4.51	3.56		12,039		50,792 ~ 61,266
Series 20-2	0.52 ~ 4.51	3.56		11,989		50,622 ~ 61,266
Series 23	2.04 ~ 5.04	3.66		26,077		50,155 ~ 59,536
Series 24	1.09 ~ 4.51	3.57		27,965		50,371 ~ 61,266
Series 25	2.04 ~ 5.04	3.66		25,935		50,155 ~ 59,536
Series 27	1.22 ~ 4.51	3.58		23,660		50,429 ~ 61,266
Series 28	1.51 ~ 4.51	3.61		24,011		50,277 ~ 61,266
Series 29	1.51 ~ 4.51	3.61		24,813		50,277 ~ 61,266
Series 30	1.51 ~ 4.51	3.61		25,074		50,277 ~ 61,266
Series 31	1.51 ~ 4.51	3.61		25,027		50,277 ~ 61,266
Series 32	2.73 ~ 5.68	3.76		—		50,414 ~ 61,753
Deferred grant in 2010	0.09 ~ 3.51	3.56		—		50,639 ~ 58,712
Deferred grant in 2011	0.50 ~ 2.72	3.56		—		51,252 ~ 61,753

Other Subsidiaries- Long-term achievements
Year 2010		3.61 ~ 3.76	(Won)	10,884 ~ 19,752	(Won)	51,051 ~ 51,651
Year 2011		3.76		15,649		51,591

KB Financial Group Inc.- Short-term achievements
Year 2010	0.50 ~ 2.51	3.56	(Won)	—	(Won)	51,252 ~ 56,776
Year 2011	1.51 ~ 3.51	3.56		—		51,252 ~ 58,712

Kookmin Bank- Short-term achievements
Year 2010	0.09 ~ 2.51	3.56	(Won)	—	(Won)	50,639 ~ 56,776
Year 2011	0.73 ~ 3.51	3.56		—		51,252 ~ 61,753

Meanwhile, the Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of June 30, 2011, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. The Company used the historical data of Kookmin Bank for the period before the Company was incorporated.

39

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of June 30, 2011 and December 31, 2010, are (Won) 21,331 million and (Won) 19,777 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are (Won) 15,625 million. The compensation costs amounting to (Won) 2,012 million were recorded as general and administrative expense for the six-month period ended June 30, 2011, and compensation costs amounting to (Won) 24 million are reversed for the six-month period ended June 30, 2010.

20. Other expenses

Other expenses for the three-month and six-month periods ended June 30, 2011 and 2010, are as follows;

(In millions of Korean won)	June 30, 2011				June 30, 2010
	Three months		Six months		Three months		Six months

Welfare expense	(Won)	718	(Won)	1,322	(Won)	388	(Won)	891
Travel		110		144		62		88
Communications		70		155		53		132
Tax and dues		163		250		61		126
Publication		91		114		85		111
Rental expense		547		1,060		474		926
Vehicle		92		183		70		132
Service fees		470		799		331		570
Advertising		35		412		56		321
Training		120		229		45		90
Others		626		1,811		579		1,089

	(Won)	3,042	(Won)	6,479	(Won)	2,204	(Won)	4,476

21. Tax expense

The details of income tax benefit for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010

Tax payable
Current tax expense	(Won)	—	(Won)	—

		—		—

Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		(308)		179
Deferred tax expense(benefit) arising from previously unused tax losses, or origination and reversal of tax credit		—		(217)

Tax benefit	(Won)	(308)	(Won)	(38)

40

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

The analysis of net income(loss) before income tax and income tax benefit for the six-month periods ended June 30, 2011 and 2010, follows:

(In millions of Korean won)	Ratio (%)	June 30, 2011		Ratio (%)	June 30, 2010

Net income(loss) before tax		(Won)	(31,887)		(Won)	72,941

Tax expense calculated by applied tax rate[1]	24.16		(7,704)	24.20		17,652
Non-taxable income	—		—	(24.46)		(17,840)
Non-deductible expense	(0.51)		163	0.08		312
Consolidated tax effect	(22.52)		7,180	0.43		(329)
Others	(0.17)		53	(0.30)		(217)

Tax benefit	0.97	(Won)	(308)	(0.05)	(Won)	(38)

[1]	Effective income tax rate for (Won) 200 million and below is 11%, and over (Won) 200 million is 24.2%, which is composed of corporate tax and residence tax.

The details of current tax liabilities (income tax payable) and current tax assets (income tax refund receivables) before offsetting, as of June 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Income tax refund receivables prior to off-set	(Won)	—	(Won)	—
Tax payables prior to off-set		—		—
Adjustment on consolidated tax payables		422,374		(125,423)

Current tax payables	(Won)	422,374	(Won)	(125,423)

22. Earnings(loss) per share

Calculations of basic earnings(loss) per share on the profit(loss) attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding

	June 30, 2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063
Treasury shares (B)	34,966,962	91	3,181,993,542

Total outstanding shares (C = A – B)			31,976,010,521

Weighted average number of ordinary shares outstanding (D = C / 91)			351,384,731

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	98	3,426,762,276

Total outstanding shares (C = A – B)			63,218,666,313

Weighted average number of ordinary shares outstanding (D = C / 181)			349,274,400

41

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

	June 30, 2010
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063
Treasury shares (B)	43,322,704	91	3,942,366,064

Total outstanding shares (C = A – B)			31,215,637,999

Weighted average number of ordinary shares outstanding (D = C / 91)			343,028,989

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433
Treasury shares (B)	43,322,704	181	7,841,409,424

Total outstanding shares (C = A – B)			62,088,247,009

Weighted average number of ordinary shares outstanding (D = C / 181)			343,028,989

Basic earnings(loss) per share

(in Korean won and in number of shares)	June 30, 2011
	Three months		Six months
Net income attributable to ordinary shares[1] (E)	(Won)	(14,848,274,925)	(Won)	(31,579,099,085)
Weighted average number of ordinary shares outstanding (F)		351,384,731		349,274,400
Basic earnings(loss) per share (G = E / F)	(Won)	(42)	(Won)	(90)

(in Korean won and in number of shares)	June 30, 2010
	Three months		Six months
Net income attributable to ordinary shares[1] (E)	(Won)	(10,039,431,668)	(Won)	72,979,225,068
Weighted average number of ordinary shares outstanding (F)		343,028,989		343,028,989
Basic earnings(loss) per share (G = E / F)	(Won)	(29)	(Won)	213

[1]	Earnings(loss) available for common shareholders is the same as net income(loss).

Diluted earnings(loss) per share

Basic earnings(loss) per share for the six-month period ended June 30, 2011, is equal the diluted earnings(loss) per share because there have been no dilution in the weighted average number of ordinary shares outstanding.

The number of potential ordinary shares which is not included for the computation of diluted earnings(loss) per share for the six-month period ended June 30, 2011, due to the antidilutive effect, but may result in the dilution of earnings(loss) per share in the future is as follows:

(In number of shares)	June 30, 2011[1]

Share grants	996,007

[1]	Includes the number of granted shares for employees and executives of Kookmin Bank and other subsidiaries.

42

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

23. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)	June 30, 2011		Dec. 31, 2010

Due from other financial institutions	(Won)	441,997	(Won)	759,998

		441,997		759,998
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(200,000)		—

		(200,003)		(3)

	(Won)	241,994	(Won)	759,995

Significant non-cash activities for six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011	June 30, 2010
Changes in other receivables and accrued expenses from share grants of subsidiaries	(Won) (3)	(Won)	—

Cash inflow and outflow due to interest and dividend for the six-month periods ended June 30, 2011 and 2010, are as follows:

(In millions of Korean won)	June 30, 2011		June 30, 2010
Interest received	(Won)	14,801	(Won)	23,373
Interest paid		23,138		26,250
Dividends received		—		95,305
Dividends paid		41,163		78,897

24. Commitments

The commitments made with financial institutions as of June 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)		June 30, 2011				Dec. 31, 2010
		Limit for Borrowing		Amounts Borrowed		Limit for Borrowing		Amounts Borrowed

General loans	Hana Bank	(Won)	50,000	(Won)	—	(Won)	50,000	(Won)	—
	Woori Bank		130,000		—		130,000		—
Bills discounted	Korea Exchange Bank		100,000		—		100,000		—

		(Won)	280,000	(Won)	—	(Won)	280,000	(Won)	—

43

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

25. Related Party Transactions

Significant related party transactions for the six-month period ended June 30, 2011, are as follows:

(In millions of Korean won)		Revenues		Provision for credit losses		Expenses

Subsidiaries	Kookmin Bank	(Won)	9,686	(Won)	—	(Won)	1,250
	KB Investment & Securities Co., Ltd.		3,304		—		—
	KB Real Estate Trust Co., Ltd.		1,331		—		—
	KB Investment Co., Ltd.		264		—		—
	KB Data Systems Co., Ltd.		—		—		356
Key management			—		—		—

Significant related party transactions for the six-month period ended June 30, 2010, are as follows:

(In millions of Korean won)		Revenues		Provision for credit losses		Expenses

Subsidiaries	Kookmin Bank	(Won)	14,278	(Won)	—	(Won)	1,072
	KB Investment & Securities Co., Ltd.		3,119		—		91
	KB Real Estate Trust Co., Ltd.		1,257		—		—
	KB Investment Co., Ltd.		419		—		—
	KB Data Systems Co., Ltd.		—		—		260
Key management			—		—		—

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of June 30, 2011, are as follows:

(In millions of Korean won)		Receivables		Allowances		Payables

Subsidiaries	Kookmin Bank	(Won)	873,789	(Won)	—	(Won)	296
	KB Kookmin Card Co., Ltd		27,416		—		126
	KB Investment & Securities Co., Ltd.		100,670		—		5,736
	KB Life Insurance Co., Ltd.		237		—		—
	KB Asset Management Co., Ltd.		4,981		—		—
	KB Real Estate Trust Co., Ltd.		50,088		—		—
	KB Investment Co., Ltd.		10,047		—		26
	KB Credit Information Co., Ltd.		140		—		—
	KB Data Systems Co., Ltd.		338		—		53
Key management			—		—		—

44

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of December 31, 2010, are as follows:

(In millions of Korean won)		Receivables		Allowances		Payables

Subsidiaries	Kookmin Bank	(Won)	798,265	(Won)	—	(Won)	126,176
	KB Investment & Securities Co., Ltd.		100,717		—		5,920
	KB Life Insurance Co., Ltd.		123		—		—
	KB Asset Management Co., Ltd.		5,236		—		—
	KB Real Estate Trust Co., Ltd.		51,382		—		—
	KB Investment Co., Ltd.		10,059		—		40
	KB Futures Co., Ltd.		519		—		—
	KB Credit Information Co., Ltd.		358		—		—
	KB Data Systems Co., Ltd.		107		—		533
Key management			—		—		—

According to K-IFRS No. 1024, the Company includes subsidiaries, key management (including family members), and post-employment benefit plans of the Company in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 8 for details on subsidiaries.

Key management includes the directors of the Company and companies where the directors and their close family members have the power to influence decision-making process.

The details of compensation to key management for the six-month period ended June 30, 2011, are as follows:

(In millions of Korean won)	Short-term employee benefits		Post- employment benefit		Termination Benefit		Share-based payments		Total

Registered director (executive)	(Won)	1,242	(Won)	—	(Won)	—	(Won)	1,593	(Won)	2,835
Registered director (non-executive)		310		—		—		3		313
Non-registered director		1,067		—		135		416		1,618

	(Won)	2,619	(Won)	—	(Won)	135	(Won)	2,012	(Won)	4,766

The details of compensation to key management for the six-month period ended June 30, 2010, are as follows:

(In millions of Korean won)	Short-term employee benefits		Post- employment benefit		Termination Benefit		Share-based payments		Total

Registered director (executive)	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Registered director (non-executive)		(78)		—		—		(213)		(291)
Non-registered director		857		67		—		189		1,113

	(Won)	779	(Won)	67	(Won)	—	(Won)	(24)	(Won)	822

45

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

26. Transition to K-IFRS

The Company’s interim separate financial statements as of and for the six-month period ended June 30, 2011, had been prepared in accordance with K-IFRS which was adopted on January 1, 2011. The Company’s statement of financial position as of December 31, 2010, and the interim separate financial statements for the six-month period ended June 30, 2010, had been prepared in accordance with previous Korean generally accepted accounting principal (“K-GAAP”). However, K-IFRS No. 1101, First time adoption of K-IFRS, was implemented and these financial statements have been restated in accordance with K-IFRS and the Company’s transition date to K-IFRS was January 1, 2010.

26.1 Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Company’s financial statements are as follows:

(a) First time adoption of K-IFRS

The exemptions from other K-IFRS which the Company optionally elected in accordance with K-IFRS No. 1101 are as follows:

 Deemed cost for investments in subsidiaries and associates: The Company applies previous GAAP carrying amount as deemed cost as of the transition date.

(b) Significant GAAP differences between previous GAAP (K-GAAP) and K-IFRS

GAAP differences	K-GAAP	K-IFRS
Investments in subsidiaries	Investments in subsidiaries are recognized in separate financial statements using the equity method.	Investments in subsidiaries are recognized in separate financial statements using the cost method.

Allowance for loan losses

The calculation of allowance for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

Higher amount of historical data of impairment and minimum funding rate by asset quality shall be reserved.

If there is objective evidence that an impairment loss on loans and receivables at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate(Incurred loss basis).

Employee Benefits

a. Post-employment benefit obligation: Benefits are measured based on assumption that all eligible employees and directors have rendered service for at least one year if they were to terminate their employment as of the date of statement of financial position.

b. Short-term employee benefit: recognized as expense in the reporting period during which it is provided in cash.

a. Post-employment benefit obligation: It is measured using an actuarial valuation method based on the projected unit credit method.

b. Short-term employee benefit: It is recognized as expense when services are provided.

46

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

26.2. The impact on the financial information of the Company as a result of adoption of K-IFRS

The impact to the Company’s financial positions and operating results as a result of adopting K-IFRS are as follows:

The details of adjustments to the financial position as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity

Previous K-GAAP	(Won)	18,663,464	(Won)	811,834	(Won)	17,851,630

Adjustments:
Allowance for loan losses		850		—		850
Employee benefits		—		283		(283)
Deferred tax effect due to adjustments		—		(6,246)		6,246

Total adjustments		850		(5,963)		6,813

K-IFRS	(Won)	18,664,314	(Won)	805,871	(Won)	17,858,443

The details of adjustments to the financial position and operating results as of and for the six-month period ended June 30, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity

Previous K-GAAP	(Won)	18,835,276	(Won)	909,482	(Won)	17,925,794

Adjustments:
Investments in subsidiaries		(75,456)		—		(75,456)
Allowance for loan losses		800		—		800
Employee benefits		—		(157)		157
Deferred tax effect due to adjustments		(5,015)		(6,245)		1,230

Total adjustments		(79,671)		(6,402)		(73,269)

K-IFRS	(Won)	18,755,605	(Won)	903,080	(Won)	17,852,525

(In millions of Korean won)	Net income				Comprehensive income
	Three months		Six months		Three months		Six months

Previous K-GAAP	(Won)	(334,950)	(Won)	237,725	(Won)	(475,682)	(Won)	151,623

Adjustments:
Investments in subsidiaries		324,816		(157,385)		467,107		(73,845)
Allowance for loan losses		(50)		(50)		(50)		(50)
Employee benefits		420		440		420		440
Deferred tax effect due to adjustments		(276)		(7,751)		(1,835)		(5,189)

Total adjustments		324,910		(164,746)		465,642		(78,644)

K-IFRS	(Won)	(10,040)	(Won)	72,979	(Won)	(10,040)	(Won)	72,979

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2011 and 2010

The details of adjustments to the financial position and operating results as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity

Previous K-GAAP	(Won)	18,912,545	(Won)	966,744	(Won)	17,945,801

Adjustments:
Investments in subsidiaries		(134,331)		—		(134,331)
Allowance for loan losses		800		—		800
Employee benefits		—		247		(247)
Deferred tax effect due to adjustments		898		(8,200)		9,098

Total adjustments		(132,633)		(7,953)		(124,680)

K-IFRS	(Won)	18,779,912	(Won)	958,791	(Won)	17,821,121

(In millions of Korean won)	Net income		Comprehensive income

Previous K-GAAP	(Won)	88,320	(Won)	168,977

Adjustments:
Investments in subsidiaries		(44,411)		(130,132)
Allowance for loan losses		(50)		(50)
Employee benefits		36		36
Deferred tax effect due to adjustments		(2,320)		2,744

Total adjustments		(46,745)		(127,402)

K-IFRS	(Won)	41,575	(Won)	41,575

Adjustment summary of cash flows

There is no significant difference on the statement of cash flows prepared in accordance with K-IFRS and K-GAAP.

27. Event after the Reporting Period

On July 8, 2011, Kookmin Bank sold its remaining 34,996,962 shares of KB Financial Group Inc.

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